Form 10-K, Exhibit 13
period 1999-12-31
ASTRONICS CORP
filed 2000-03-28
CIK 8063

EXHIBIT 13
                                   ----------

                         ANNUAL REPORT TO SHAREHOLDERS


A History of Leadership and Growth through World Class manufacturing Astronics Corporation Annual Report 1999

Astronics Corporation At A Glance

     Astronics Corporation is a diversified manufacturing company with a history of sound and consistent growth in sales and earnings. Each of the two segments of the company have leadership positions in the markets they serve. These positions of leadership, gained by supplying technically superior products to selected markets, are essential to both the past and future growth of each business segment.

     Astronics diversification in substantially different businesses, Aerospace/ Electronics and Specialty Packaging, is a strategic hedge against a downturn in any single industry. In both business segments the focus is on strong relationships with Astronics' Customers. In many cases, Astronics is the sole or primary supplier. From this vantage point Astronics has made substantial investments in technology and capacity ahead of the market requirements further enhancing its leadership position.

     The reinvestment of internally generated funds in capability for known markets has provided Astronics with a sound base from which to plan future growth. The past performance of this diversified manufacturer has earned the Company a coveted position in the Forbes Index of the Best 200 Small Companies.

Performance Highlights

     Record  Sales for 1999 - Astronics  Corporation  reported  record  sales of
$50,637,000 while achieving the 22nd consecutive quarterly increase for the trailing 12 months.

     Record Earnings for 1999 - The Company earned a record $ .81 per diluted share in 1999 while achieving the 23rd consecutive quarterly increase for the trailing 12 months.

     Shareholders' Equity - The Company earned 21.1 percent on beginning shareholders' equity, exceeding 20 percent for the 4th consecutive year.

     Forbes names Astronics - Astronics Corporation was again pleased to be named in the November 1, 1999 issue of Forbes magazine as one of the "200 Best Small Companies".

Financial Highlights

(dollars in thousands except for per share data)

                                1999       1998      1997      1996       1995
                                ----       ----      ----      ----       ----
Net Sales ................... $ 50,637  $ 46,073  $ 40,972  $ 38,371   $ 28,536
Net Income ..................    4,795     4,304     3,551     2,657      1,760
Diluted Earnings Per Share ..      .81       .73       .61       .46        .33
Shareholders' Equity ........   27,837     2,730    18,198    14,842     11,726
Book Value Per Share ........     4.90      4.08      3.30      2.71       2.24
Stock Market Price - High ...    12.63     13.30     11.36      5.46       2.82
Stock Market Price - Low ....     6.69      6.93      4.43      2.55       1.45
Return on Equity ............     21.1%     23.7%     23.9%     22.7%      17.0%
(on January 1 Equity)
Return on Sales .............      9.5%      9.3%      8.7%      6.9%       6.2%



Message to our Shareholders

     Our diversified business continues to expand with strength and potential. Further records were set in 1999.

     The records include shipments that were up 10 percent and earnings that were up 11 percent. In addition return on equity was 21 percent, return on sales
9.5 percent, earnings per share $.81 and cash flow from operating activities of $1.70 per share.

     These achievements occurred during a year in which we concentrated on production expansion and technology advancements, both for process management and for new products. Capital investments in 1999 amounted to $14.6 million, a record 29 percent of sales. Much of the investment focused on the engineering development of new customer programs in specialty packaging and on the launching of the F-16 lighting systems contract in aerospace and electronics.

     The year was remarkable in that these significant financial commitments and expense loads were absorbed while realizing another year of financial performance records. At year-end, because of our high cash flow, our indebtedness to capitalization was a stable 36 percent as compared to 35 percent in 1998.

     Our backlog at the end of December exceeded $40 million. This, combined with other business opportunities we are pursuing, leads us to believe that shipments in year 2000 should increase significantly to approximately $70 million along with strong earnings to accompany this sales growth. Clearly, we expect another solid year ahead.

     Our  success  results  from the  efforts  of our  dedicated  employees  who
tirelessly  pursue   excellence.   Their  pride  and   determination   make  our
opportunities possible and our success obvious.

Kevin T. Keane
President and Chief Executive Officer,
Astronics Corporation
January 21, 2000

Aerospace and Electronics

Peter J. Gundermann
President
Aerospace and Electronics

Product Lines

Electroluminescent Lamps
Cockpit Lighting Systems
Cabin Emergency Lighting
Formation Lighting Systems
Keyboards and Keypads

     Astronics' Aerospace and Electronics segment has led the industry with integrated lighting systems for over twenty years. The company supplies integrated cockpit lighting systems, external and interior cabin lighting and escape path lighting for over three hundred airlines around the world. As a premier supplier to both military and commercial aircraft, the Company is involved with exciting cutting edge programs that include lighting systems for Lockheed's F-22 fighter and Embraer's newest family of commuter jets. Astronics' Aerospace and Electronics segment has also penetrated the fast growing portable electronics market with electroluminescent lighting designed for LCD's, remote controls, instrumentation and numerous communication devices.

     In accordance with Astronics' philosophy of investing in anticipation of the market, the Aerospace and Electronics segment has doubled it's manufacturing capacity with new facilities in Lebanon, New Hampshire and East Aurora, New York. These investments were significant amounting to one half of the segment's revenue for the year.

     Deliveries on Astronics $50 million dollar multi-year contract for cockpit lighting upgrades of F-16 fighter jets began during the year. These upgrades, for which Astronics' Aerospace and Electronics segment is the prime contractor, provide the correct instrument lighting for night vision operations. The technology and manufacturing processes that have been developed for this project over the last eighteen months have advanced our capabilities for future growth in other applications and markets.

     The electroluminescent product line continues to grow, particularly in the portable electronics market. With a significant contract from a large watch manufacturer, the Company has begun to penetrate the market for backlighting timepieces as well as LCDdisplays and keypads on cellular phones and personal digital assistants. This is a world wide market that will further enhance our market diversification. Sales of MaxEL lamps were up 300 percent in 1999 and the Company expects them to double in the year 2000.

     The Aerospace and Electronics segment of Astronics has grown in both sales and earnings in recent years. Continuous investments in both technology and facilities position the Company well for future growth.

     Astronics'  Aerospace  and  Electronics  EL lamps can be found in  watches,
LCD's,   remote   controls,   cell   phones  and   various   communication   and
instrumentation equipment.

     Astronics' integrated lighting systems for the Aerospace industry can be found in aircraft cockpits, exteriors, cabins and emergency exit paths.

A History of Leadership, Integrated Lighting Systems for over 20 Years

1995   Acquired Lebanon, New Hampshire electroluminescent operations
1996 Began implementation of ISO 9001 quality standards throughout entire Aerospace and Electronics organization
1997 Unique, Innovative MaxEL product introduced with break through technology of micro encapsulation
1998 Awarded $50 million contract from US Air Force to upgrade F-16 cockpit lighting systems
1999 New facility constructed for New Hampshire operations. New facility constructed for New York operations.

Specialty Packaging

Daniel G. Keane
President
Specialty Packaging

Product Lines

Personalized Retail Packaging
Medical/Consumer Care Products
Food/Confectioner Packaging
Personalized Party and Gift Items
Business/Office Products

     Astronics Specialty Packaging is a world class provider of paperboard folding cartons and other specialty paper products that are used for a wide range of applications by a diverse customer base. By providing technically superior products at a competitive price on a just in time basis, the Company has achieved a leadership position in the markets served. In many cases the Company is either the sole or preferred supplier to such leading companies as Hershey Foods and Staples Office Superstores.

     For over twenty five years, the Specialty Packaging segment of Astronics has experienced double digit growth in sales revenue. This growth rate is greater than twice the industry average. The trend continued in 1999 with sales up 9 percent and operating earnings at 19 percent of sales.

     Many customers are moving from a "made-to-stock" to a retail oriented "made to order" business model. The state of the art Computer to Plate (CTP) capability that was installed over the last two years puts the Company in a unique position to meet these requirements. This complete CTP digital workflow ensures accuracy and quick turn around.

     The Company advanced its capability in the area of specialty coatings. The carton perfecting Heidleberg Press, which was the first of it's kind in the Western Hemisphere, is fully operational with the ability to apply a number of coatings to paperboard in one production pass. This coupled with our knowledge of inks and specialty coatings continues to open up a number of exciting growth opportunities in the high-value added segments of the packaging market.

     Astronics' Specialty Packaging segment will continue to focus on the strategies and markets that have been so successful in the past. Our customer partnership programs will be continued and expanded. The Company also plans to expand it's participation in the rapidly growing e-commerce business to business market. As one of the premier suppliers to the $7 billion packaging industry, the Specialty Packaging segment of Astronics has exciting growth prospects.

     Astronics' Specialty Packaging segment has penetrated the office and school market with an innovative program for short run, custom pocket folders.

A History  of  Growth,  Consistently  Growing  at over  Twice the  Industry
Average

1995 Installed a five-color Heidelberg Printing Press with specialty coating capabilities Selected as the preferred supplier to Hershey Foods Special Markets Group
1996   Doubled the size of Specialty Packaging facility in Blasdell, New York
1997 Certified to ISO 9001 quality standards Entered the Office Products industry with Staples Office store retail chain
1998 Began program to convert over to CTP (computer to plate) digital workflow for printing plates and cutting dies Installed the first Heidelberg Speedmaster Carton Perfector in North America
1999 Expanded Office Products market as a supplier to Norcom Corporation Awarded a 3 year contract by the Kendall Health Care division of TYCO International as the exclusive folding carton supplier to five of their North Eastern United States operations

Astronics Corporation  Financial Review

     The following financial statements for Astronics Corporation have been prepared by management and audited by Ernst and Young LLP, independent auditors.

Consolidated Statement of Income
(in thousands, except per share data)


                                                        Year ended December 31,
                                                        -----------------------

                                                   1999           1998         1997
                                                   ----           ----         ----
Net Sales ...................................... $50,637        $46,073      $40,972
Cost and Expenses
  Cost of products sold ........................  36,086         31,214       27,543
  Selling, general and administrative expenses .   7,362          7,765        7,463
  Interest expense, net of interest income of
     $142, $2 and $14 ..........................     257            376          437

                                                  43,705         39,355       35,443

Income Before Taxes ............................   6,932          6,718        5,529

Provision for income taxes .....................   2,137          2,414        1,978

Net Income ..................................... $ 4,795        $ 4,304      $ 3,551

Earnings per Share
  Basic ........................................ $   .86        $   .78      $   .65
  Diluted ...................................... $   .81        $   .73      $   .61


See notes to financial statements.

Consolidated Balance Sheet
(in thousands, except share data)

                                                                      December 31,
                                                                 1999            1998
                                                                 ----            ----
Current Assets
  Cash and cash equivalents ................................  $  1,153        $   523
  Accounts receivable, net of allowance for doubtful
    accounts of $178 in 1999 and $238 in 1998 ..............     6,852          5,435
  Inventories ..............................................     8,721          4,935
  Prepaid expenses .........................................       455          1,229

    Total Current Assets ...................................    17,181         12,122

Property, Plant and Equipment, at cost
  Land .....................................................     1,466          1,115
  Buildings and improvements ...............................    16,259         10,077
  Machinery and equipment ..................................    34,144         30,613
  Construction in progress .................................     4,087          2,285
                                                                55,956         44,090

  Less accumulated depreciation and amortization ...........    19,787         19,096

  Net Property, Plant and Equipment ........................    36,169         24,994

Unexpended Industrial Revenue Bond Proceeds ................     3,508          4,657

Other Assets ...............................................     2,994          1,934
                                                               $59,852        $43,707
Current Liabilities
  Current maturities of long-term liabilities ...............  $   762        $   446
  Accounts payable ..........................................    8,560          2,939
  Accrued expenses ..........................................    2,250          2,085
  Income taxes ..............................................      166            347

    Total Current Liabilities ...............................   11,738          5,817

Long-term Debt ..............................................    8,878         11,319
Long-term Obligations under Capital Leases ..................    7,069            789
Supplemental Retirement Plan ................................    2,482          1,625
Other Liabilities ...........................................      598            357
Deferred Income Taxes .......................................    1,250          1,070

Shareholders' Equity
  Common Stock, $.01 par value
     Authorized 10,000,000 shares, issued
     5,327,112 in 1999; 5,225,001 in 1998 ...................       53             52

  Class B Stock, $.01 par value
     Authorized 5,000,000 shares, issued
     667,326 in 1999; 693,660 in 1998 .......................        7              7
  Additional Paid-in Capital ................................    2,912          2,681

  Retained Earnings .........................................   25,727         20,932
                                                                28,699         23,672
Less Treasury Stock: 319,405 shares in 1999; 349,187 shares
  in 1998, at cost ..........................................      862            942
     Total Shareholders' Equity .............................   27,837         22,730
                                                               $59,852        $43,707

See notes to financial statements.

Consolidated Statement of Cash Flows
(in thousands)


                                                                                  Year ended December 31,
                                                                                  -----------------------
                                                                            1999          1998        1997
                                                                            ----          ----        ----
Cash Flows from Operating Activities
  Net income ...........................................................   $ 4,795      $ 4,304     $ 3,551
  Adjustments to reconcile net income to net cash
    provided by operating activities:
    Depreciation and amortization ......................................     3,688        3,114       2,831
    Provision for doubtful accounts ....................................       (60)          11        (177)
    Provision for deferred taxes .......................................       180          248          27
  Cash flows from changes in operating assets and liabilities, net of the effect of acquired or sold business:
    Accounts receivable ................................................    (1,357)      (1,003)       (578)
    Inventories ........................................................    (3,786)        (174)        101
    Prepaid expenses ...................................................       774         (814)        163
    Accounts payable ...................................................     5,621          375         101
    Accrued expenses ...................................................       165          143         185
    Income taxes .......................................................      (181)         (13)       (577)
    Supplemental retirement plan and other .............................       241          125         180
Net Cash provided by Operating Activities ..............................    10,080        6,316       6,057

Cash Flows from Investing Activities
    Proceeds from sale of assets .......................................        68            -          -
    Change in other assets .............................................      (527)        (474)       (46)
    Capital expenditures ...............................................   (14,607)      (9,686)    (3,060)
Net Cash used by Investing Activities ..................................   (15,066)     (10,160)    (3,106)

Cash Flows from Financing Activities
    New long-term debt .................................................     7,000        9,250          -
    Principal payments on long-term debt and capital lease obligations..    (2,845)      (1,194)    (3,146)
    Unexpended industrial revenue bond proceeds ........................     1,149       (4,657)         -
    Proceeds from issuance of stock ....................................       312          234        337
    Fractional shares paid on stock distribution .......................         -           (6)         -
    Purchase of stock for treasury .....................................         -            -       (532)

Net Cash provided (used) by Financing Activities .......................     5,616        3,627     (3,341)

Net increase (decrease) in cash and cash equivalents ...................       630         (217)      (390)

Cash and Cash Equivalents at Beginning of Year .........................       523          740      1,130

Cash and Cash Equivalents at End of Year ...............................   $ 1,153    $     523    $   740

Disclosure of Cash Payments for:
    Interest ............................................................  $   373    $     413    $   474
    Income taxes ........................................................  $ 2,134    $   2,181    $ 2,278

See notes to financial statements.

Consolidated Statement of Shareholders' Equity
(dollars and shares in thousands)



                                  Common Stock        Class B Stock       Treasury Stock

                                  Shares       Par    Shares      Par                       Paid-In      Retained
                                  Issued      Value   Issued     Value    Shares   Cost     Capital      Earnings
                                  ------      -----   ------     -----    ------   ----     -------      --------
Balance at
December 31, 1996 ............... 4,519     $   45     749       $    7    298    $ 596    $  2,297      $13,089
Net Income for 1997                                                                                        3,551
Treasury Stock Sold                                                        (38)    (113)         53
Treasury Stock Purchased                                                    82      532
Exercise of Stock Options .......    91          1                                              170
Class B Stock converted to
Common Stock ....................    33          -     (33)           -
Balance at
December 31, 1997 ............... 4,643         46     716            7    342    1,015       2,520       16,640

Net Income for 1998                                                                                        4,304
Stock Distribution ..............   537          6                          34                               (12)
Treasury Stock Sold                                                                 (27)        (73)         130
Exercise of Stock Options .......    23                                                          31
Class B Stock converted to
Common Stock ....................    22          -     (22)           -
Blance at
December 31, 1998 ............... 5,225         52     694            7    349      942       2,681       20,932

Net Income for 1999                                                                                        4,795
Treasury Stock Sold                                                                 (30)        (80)         153
Exercise of Stock Options .......    76          1                                               78
Class B Stock converted to
Common Stock ....................    26          -      (26)         -
Balance at
December 31, 1999 ............... 5,327     $   53      668     $    7     319    $ 862     $ 2,912      $25,727


See notes to financial statements.

Notes to Consolidated Financial Statements

Note 1

Summary of Significant Accounting Principles and Practices

Principles of Consolidation

     The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All intercompany transactions and balances have been eliminated.

Revenue Recognition

     Revenue is recognized on the accrual basis, i.e., at the time of shipment of goods. There are no significant contracts allowing for right of return. The Company performs periodic credit evaluations of its customers' financial condition and generally does not require collateral.

Inventories

     Inventories are stated at the lower of cost or market, cost being determined in accordance with the first-in, first-out method. Inventories at December 31 are as follows:

                                 (in thousands)
                               1999          1998
                               ----          ----
     Finished Goods ........ $ 1,936       $ 1,357
     Work in Progress ......   1,476         1,064
     Raw Material ..........   5,309         2,514
                             $ 8,721       $ 4,935

Property, Plant and Equipment

     Depreciation of property, plant and equipment is computed on the straight-line method for financial reporting purposes and on accelerated methods for income tax purposes. Estimated useful lives of the assets are as follows: buildings, 10-40 years; and machinery and equipment, 4-10 years. Leasehold improvements are amortized over the terms of the lease or the lives of the assets, whichever is shorter.

     The cost of properties sold or otherwise disposed of and the accumulated depreciation thereon are eliminated from the accounts, and the resulting gain or loss, as well as maintenance and repair expenses, are reflected in income. Renewals and betterments are capitalized.

Goodwill

     Goodwill is included in other assets, represents the excess of purchase price over the fair value of net tangible assets acquired, net of accumulated amortization, and amounted to $999,000 and $1,049,000 at December 31, 1999 and 1998, respectively. Accumulated amortization amounted to $432,000 and $382,000 at December 31, 1999 and 1998, respectively. These assets are amortized over 15-40 years on a straight-line basis, starting in the year of acquisition.

Income Taxes

     The Company files a consolidated federal income tax return. Deferred taxes are computed under Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes".

Earnings Per Share

     Earnings per share computations are based upon the following table:

                                   (in thousands, except per share data)

                                                1999          1998          1997
                                                ----          ----          ----
      Net Income ............................ $4,795        $4,304        $3,551
      Basic earnings per share
        weighted average shares,
        restated for share distributions ....  5,606         5,542         5,496

      Net effect of dilutive stock options ..    337           385           370

        Diluted earnings per share
          weighted average shares ...........  5,943         5,927         5,866

       Basic earnings per share ............. $ 0.86       $  0.78        $ 0.65

       Diluted earnings per share ........... $ 0.81       $  0.73        $ 0.61

Cash Equivalents

     The Company considers all highly-liquid investments in debt securities with original maturities of three months or less as cash equivalents.

Class B Stock

     Class B Stock is identical to Common Stock, except Class B Stock has ten votes per share, is automatically converted to Common Stock when sold or traded, and cannot receive dividends unless an equal or greater amount is declared on Common Stock.

Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Note 2

Effect of New Accounting Pronouncement

     In June 1998, the Financial Accounting Standards Board (FASB) issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It requires that an entity recognize as either assets or liabilities in the statement of financial position and measure those instruments at fair value. The intended use of the derivative and its designation as either (1) a hedge of the exposure to changes in the fair value of a recognized assets or liability or a firm commitment (a fair value hedge),
(2) a hedge of the exposure to variable cash flows of a forecasted transaction (a cash flow hedge), or (3) a hedge of the foreign currency exposure of a net investment in a foreign operation (a foreign currency hedge), will determine when the gains or losses on the derivatives are to be reported in earnings and when they are to be reported as a component of other comprehensive income.

     This new standard must be adopted for year 2001 financial reporting. Management has determined that it does not have current transactions that would require reporting under "Accounting for Derivative Instruments and Hedging Activities."

Note 3

Notes Payable

     The Company has an unsecured line of credit of $12,000,000, which provides for interest at bank prime or LIBOR plus 60 basis points. The line is available through June 30, 2004 and may be converted into a four year term loan. At December 31, 1999 and 1998, $1,400,000 and $3,800,000, respectively, was outstanding.

Note 4

Long-term Debt
     Long-term debt consists of the following:
                                                              (in thousands)
                                                            1999          1998
                                                            ----          ----
    Mortgage payable in installments
       through 2003 with interest at 11.00% ............ $    28      $     34

    Revolver loan with interest
       at LIBOR plus 100 basis points ..................   1,400         3,800

    Urban Development Action Grant
       financing payable in monthly
       installments through 2006, with
       interest at 3% ..................................     242           276

    Industrial Revenue Tax-Exempt Bonds issued through
       the Business Finance  Authority of the State of
       New   Hampshire   payable   $400,000   annually
       starting  in 2001  through  2018 with  interest
       reset every  seven  days.  The rate at December
       31, 1999 was 5.65% ..............................   7,250         7,250
                                                           8,920        11,360
     Less current maturities ...........................      42            41
                                                         $ 8,878      $ 11,319

      The Industrial Revenue Bonds are held by institutional investors and are guaranteed by a bank letter of credit, which is collateralized by certain property, plant and equipment assets. The mortgage payable and the grant are secured by certain property, plant and equipment. The Company's revolver loan, among other requirements, imposes certain covenants with which the Company maintains compliance.

     Estimated principal maturities of long-term debt over the next five years are as follows: $42,000; $444,000; $446,000; $446,000; and $1,800,000.

     Interest costs of $312,000 and $46,000 were capitalized in 1999 and 1998, respectively.

Note 5

Long-term Obligations Under Capital Leases

     The County of Erie, State of New York, has issued Industrial Revenue Development Bonds in connection with the acquisition of certain land, production facilities and equipment. The 1999 Bonds are held by institutional investors and are guaranteed by a bank letter of credit, which is collateralized by certain property, plant and equipment assets. These bear interest at either seven to ten percent, 70 percent of the bank's prime rate, or are reset every seven days. The Company also leases certain other equipment under capital leases from six to ten percent interest.

     The following is a schedule by years of future minimum lease payments under the capital leases, together with the present value of the net minimum lease payments as of December 31, 1999:

                                           (in thousands)
                                                          Capital
                                         Period            Lease
                                         ------           -------
                                          2000           $  1,074
                                          2001                807
                                          2002                758
                                          2003                722
                                          2004                640
                                     2005-2019              7,015
    Net minimum lease payments                             11,016
    Amounts representing interest                           3,227
    Present value of net
      minimum lease payments                             $  7,789

     Amounts related to the capital leases included in the Balance Sheet are summarized as follows:

                                               (in thousands)
                                          1999              1998
                                         -----              ----
    Property, Plant and Equipment:
      Land .........................  $    477         $     125
      Buildings and improvements ...     6,679             2,592
      Machinery and equipment ......     2,838             2,578
                                         9,994             5,295
    Less accumulated
      depreciation .................     4,519             4,416
                                      $  5,475         $     879

     Debt:
      Current ......................  $    720         $     405
      Long-term ....................     7,069               789
                                      $  7,789         $   1,194

     The Company subleases a portion of these facilities from which they anticipate future total minimum rentals of $1,834,000.

Note 6

Stock Option and Purchase Plans

     A summary of the Company's stock option and purchase plans activity, and related information for the years ended December 31 follows:

                                                         1999                   1998                  1997
                                                         ----                   ----                  ----
                                                            Weighted                 Weighted               Weighted
                                                            Average                  Average                Average
                                                            Exercise                 Exercise               Exercise
                                                 Options     Price       Options      Price      Options     Price
                                                 -------     -----       -------      -----      -------     -----
Outstanding at the beginning of the year ....... 538,690      $2.81      481,026       $2.60     577,233     $2.07
Options granted ................................ 110,436      $8.57       67,869       $8.23      47,714     $7.69
Stock distribution                                     -          -       47,135       $(.25)          -         -
Options exercised ..............................(106,232)     $3.01      (49,942)      $4.69    (128,563)    $2.63
Options expired ................................  (8,587)     $7.82       (7,398)      $8.29     (15,358)    $3.38
Outstanding at the end of the year ............. 534,307      $3.88      538,690       $2.81     481,026     $2.60
Exercisable at December 31 ..................... 398,696      $2.63      435,221       $2.10     403,156     $2.02


     Exercise prices for options outstanding as of December 31, 1999 range from $.95 to $10.25. The weighted average remaining contractual life of these options is 4.6 years.

     In October 1995, The Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 123 "Accounting for Stock-Based Compensation. The Company uses the measurement prescribed by APB Opinion No. 25 which does not recognize compensation expense if the exercise price of the stock option equals the market price of the underlying stock on the date of grant. SFAS No. 123 requires companies that choose to continue using APB Opinion No. 25, and thus not adopting the new fair value accounting rules, to disclose pro forma net income and earnings per share under the new method.

     The fair value for these options was estimated at the date of grant using a
Black-Scholes   option   pricing  model  with  the  following   weighted-average
assumptions for 1999; risk-free interest rate of 7.0%; dividend yield of 0%; volatility factor of the expected market price of the Company's common stock of
 .42; and a weighted average expected life of the option of 4.5 years. The weighted average grant date fair value of options granted during the year was $3.91.

     The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

     For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information for the year ended December 31, 1999 is as follows: net income $4,568,000; basic earnings per share $.81; and diluted earnings per share $.77. The pro forma effect on earnings for the year December 31, 1998 is as follows: net income $4,163,000; basic earnings per share $.75; and diluted earnings per share $.71. The pro forma effect on earnings for the year ended December 31, 1997 is as follows: net income $3,431,000; basic earnings per share $.69; and diluted earnings per share $.65.

     The Company established the 1982 and 1992 Incentive Stock Option Plans for the purpose of attracting and retaining executive officers and key employees, and to align management's interest with those of the shareholders. Generally, the options must be exercised within ten years from the grant date and, under the 1992 Plan, the options vest ratably over a five-year period. The exercise price for the options is equal to the fair market value at the date of grant. The Company had options outstanding for 79,750 shares and 253,625 shares under the 1982 and 1992 Plans, respectively. At December 31, 1999 options available for future issuance under the 1992 Plan are 79,875 shares.

     The Company established the 1984, 1993 and 1997 Directors Stock Option Plan for the purpose of attracting and retaining the services of experienced and knowledgeable outside directors, and to align their interest with those of the shareholders. The options must be exercised within ten years from the grant date. The exercise price for the option is equal to the fair market value at the date of grant. The Company had options outstanding for 86,796 shares, 48,400 shares and 28,500 shares under the 1984, 1993 and 1997 Plans, respectively. At December 31, 1999 options available for future issuance under the 1997 Plan are 81,500 shares.

     The Company established the Employee Stock Purchase Plan to encourage employees to invest in the Company. Each option is for one year, but may be canceled by the employee at any time during the year. The exercised price of the option is 85 percent of the market price on the date of grant. The employee pays for the option through a weekly payroll deduction. At December 31, 1999 employees had outstanding options to purchase 37,236 shares at $7.23 per share on September 30, 2000.

Note 7

Income Taxes

     The provision for income taxes consists of the following:

       (in thousands)
                                                  1999       1998      1997
                                                  ----       ----      ----
     Currently payable
       Federal ................................  $1,807     $2,009    $1,635
       State ..................................     150        157       146
     Deferred (from prior) to future years ....     180        248       197
                                                 $2,137     $2,414    $1,978

     The effective tax rates of 30.8% in 1999, 35.9% in 1998 and 35.8% in 1997, which differ from the statutory federal income tax, are a result of the following:

                                                 1999       1998       1997
                                                 ----       ----       ----
      Statutory federal income
        tax rate .............................   34.0%      34.0%      34.0%
      Tax exempt items, net ..................     .3%        .3%        .4%
      State income tax, net of
       federal income tax benefit ............    1.4%       1.5%       1.8%
      Reduction in valuation allowance .......   (3.2%)        -          -
      Other ..................................   (1.7%)       .1%       (.4%)
                                                 30.8%      35.9%      35.8%

     Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets as of December 31, 1999 and 1998 are as follows:
                                                          (in thousands)
                                                        1999          1998
                                                        ----          ----
     Long-term deferred tax liabilities:
       Tax depreciation over book depreciation ..... $ 2,773        $ 2,239
         Net long-term deferred tax liability ......   2,773          2,239

     Long-term deferred assets:
       State investment tax credit carryforwards ...   1,089            985

       Deferred compensation .......................     835            826
       Other-net ...................................     198            177
         Total long-term deferred tax assets .......   2,122          1,988

       Valuation allowance for deferred tax
         assets related to investment tax credit
         carryforward ..............................    (599)          (819)

       Net long-term deferred tax asset ............   1,523          1,169
         Net long-term deferred tax liability ...... $ 1,250        $ 1,070

     At December 31, 1999, the Company had state investment tax credit carryforwards of $1,654,000 expiring through 2014.

Note 8

Deferred Profit Sharing/401(k) Plan

     The Company has a trusteed Deferred Profit Sharing/401(k) Plan for the benefit of its eligible full-time employees. The Profit Sharing/401(k) Plan provides for annual contributions based on percentages of pre-tax income. In addition, employees may contribute up to sixteen percent of their salary to the 401(k) features. The plan may be amended or terminated at any time. Total charges to income for the plan were $803,000, $779,000 and $745,000 in 1999, 1998 and 1997, respectively.

Note 9

Supplemental Retirement Plan

     In December 1999, the Company adopted a non-qualified supplemental retirement defined benefit plan (the "Plan") for certain executives. The Plan provides for benefits based upon average annual compensation and years of service, less offsets for Social Security and Profit Sharing benefits. It is the Company's intent to fund the benefits as they become payable. The Plan replaces a retirement benefit arrangement established in a prior year; accordingly, the accrued liability under that arrangement was reclassified to the Plan during 1999.

     The following table sets forth the benefit obligation, which is unfunded, and amounts recognized in the balance sheet as of December 31, 1999:

     Benefit obligation at end of year ............  $ 3,395
     Unrecognized prior service cost ..............    1,770
     Net amount recognized ........................  $ 1,625

     Amounts recognized in the balance sheet:
     Accrued benefit liability ....................  $ 2,482
     Less intangible asset ........................      857
     Net amount recognized ........................  $ 1,625

     In determining the present value of benefit obligations, a discount rate of 8% was used and the assumed rate of increase in compensation levels was 5%. The benefit obligation represents the actuarial present value of benefits attributed to employee service rendered assuming future compensation levels are used to measure the obligation. FASB Statement No. 87, "Employers' Accounting for Pensions," requires the Company to recognize a minimum pension liability equal to the actuarial present value of the accumulated benefit obligations. The accumulated benefit obligation is $2,482 at December 31, 1999. An intangible asset is required and has been recorded since the excess of the accumulated benefit obligation over the pension cost recognized relates to prior service costs.

Note 10

Accrued Expenses

     Accrued expenses consist of the following:          (in thousands)
                                                    1999               1998
                                                    ----               ----
     Accrued payroll and employee benefits ...... $  896             $  950
     Accrued profit sharing .....................    803                779
     Other accrued liabilities ..................    551                356
                                                  $2,250            $ 2,085

Note 11

Selected Quarterly Financial Information
     (unaudited) (in thousands, except for per share data)

                                                                   Quarter ended
                                                                   -------------

                               Dec. 31,   Oct. 2,   July 3,    April 3,  Dec. 31,    Oct. 3,    July 4,    April 4,
                                1999       1999      1999       1999       1998       1998       1998       1998
                                ----       ----      ----       ----       ----       ----       ----       ----
Net Sales .................. $ 15,162   $ 12,017  $ 11,133   $ 12,325   $ 13,031   $ 11,689   $ 10,296   $ 11,057
Gross Profit ............... $  4,173   $  3,480  $  3,299   $  3,599   $  4,808   $  3,651   $  3,035   $  3,365
Income before tax .......... $  2,485   $  1,677  $  1,379   $  1,391   $  2,683   $  1,580   $  1,271   $  1,184
Net income ................. $  1,833   $  1,133  $    896   $    933   $  1,689   $  1,049   $    821   $    745
Basic earnings per share ... $    .33   $    .20  $    .16   $    .17   $    .31   $    .19   $    .14   $    .14
Diluted earnings per share . $    .31   $    .19  $    .15   $    .16   $    .29   $    .18   $    .13   $    .13

Note 12

Operations in Different Industries

     The Company operates in two areas: Aerospace and Electronics, and Specialty Packaging. Operations in Aerospace and Electronics involve the design, manufacturing and marketing of state-of-the-art and advanced technological components incorporated into functional systems including instrument panels, photo reproductions and keyboard technologies. Customers are typically well known companies in the automotive, aerospace, defense, and electronics industries worldwide. Operations in Specialty Packaging involve the design, manufacturing and marketing of folding paperboard packaging for customers' delivery of their products and high quality custom imprinting of napkins, invitations and other paper products. The Company is a dominant provider of custom folding boxes in chosen markets.

     Corporate assets consist mainly of cash, cash equivalents and furniture and equipment.

                                                           (in thousands)

                                            Aerospace and    Specialty
                                             Electronics     Packaging       Corporate       Consolidated
                                            -------------    ---------       ---------       ------------
      Sales to external customers:
              1999                         $    26,312      $  24,325       $        -       $   50,637
              1998                              23,884         22,189                -           46,073
              1997                              20,167         20,805                -           40,972
      Interest expense, net:
              1999                         $       (51)     $      78       $      230       $      257
              1998                                   4            105              267              376
              1997                                   3            129              305              437
      Income before taxes:
              1999                         $     2,982      $   3,544       $      406       $    6,932
              1998                               3,694          2,840              184            6,718
              1997                               2,676          2,931              (78)           5,529
      Identifiable assets:
              1999                         $    30,831    $    26,445       $    2,576       $   59,852
              1998                              18,484         24,262              961           43,707
              1997                               9,110         20,011            1,120           30,241
      Capital expenditures:
              1999                         $     9,650    $     4,957       $        -       $   14,607
              1998                               3,796          5,872               18            9,686
              1997                                 412          2,644                4            3,060
      Depreciation and amortization:
              1999                         $       883    $     2,754       $       51        $   3,688
              1998                                 715          2,360               39            3,114
              1997                                 767          2,029               35            2,831

      Sales by geographic locations:
      1999    North America                $    19,529    $    24,236       $        -        $  43,765
              Europe                             3,009              5                -            3,014
              South America                        996              2                -              998
              Other                              2,778             82                -            2,860
                                                26,312         24,325                -           50,637

      1998    North America                $    16,899    $    22,138       $        -        $  39,037
              Europe                             3,609              3                -            3,612
              South America                      1,807              -                -            1,807
              Other                              1,569             48                -            1,617
                                                23,884         22,189                -           46,073

      1997   North America                $     15,606    $    20,781       $        -        $  36,387
              Europe                             3,200              4                -            3,204
              South America                        124              1                -              125
              Other                              1,237             19                -            1,256
                                                20,167         20,805                -           40,972

Report of Independent Auditors

     To the Shareholders and Board of Directors of Astronics Corporation

     We have audited the accompanying consolidated balance sheets of Astronics Corporation as of December 31, 1999 and 1998, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Astronics Corporation at December 31, 1999 and 1998 and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP
Buffalo, New York
January 20, 2000


Management's Statement of Responsibility

     The management of Astronics Corporation is responsible for the contents of the consolidated financial statements, which are prepared in conformity with generally accepted accounting principles. The consolidated financial statements necessarily include amounts based on judgements and estimates. Financial information elsewhere in the Annual Report is consistent with that in the consolidated financial statements.

     The Company maintains an accounting system which includes controls designed to provide reasonable assurance as to the integrity and reliability of the financial records and the protection of assets. The role of Ernst & Young LLP, the independent auditors, is to provide an objective examination of the consolidated financial statements and the underlying transactions in accordance with generally accepted auditing standards.

     The Audit Committee of the Board of Directors, composed solely of directors who are not members of management, meets periodically with management and the independent auditors to ensure that their respective responsibilities are properly discharged.

Kevin T. Keane                              John M. Yessa
President and Chief Executive Officer       Vice President-Finance, Treasurer
                                            and Chief Financial Officer

                Five Year Comparison of Selected Financial Data
                     (in thousands, except per share data)

                                                         1999      1998      1997      1996      1995
                                                         ----      ----      ----      ----      ----
For the year:
  Sales .............................................. $50,637   $46,073   $40,972   $38,371   $28,536
  Net income .........................................   4,795     4,304     3,551     2,657     1,760
  Per share:
    Basic earnings per share .........................     .86       .78       .65       .50       .33
    Diluted earnings per share .......................     .81       .73       .61       .46       .33
    Shares used in computation of basic
      earnings per share .............................   5,606     5,542     5,496     5,319     5,268
    Shares used in computation of diluted
      earnings per share .............................   5,943     5,927     5,866     5,723     5,268

At end of year:
    Total assets ..................................... $59,852   $43,707   $30,241   $29,865   $30,815
    Net investment in property, plant and equipment ..  36,169    24,994    18,160    17,642    16,276
    Working capital ..................................   5,443     6,305     4,299     2,855     6,101
    Long-term debt ...................................   8,878    11,319     2,110     3,798     9,713

    Long-term obligations under capital leases .......   7,069       789     1,194     1,600     2,010
    Shareholders' equity .............................  27,837    22,730    18,198    14,842    11,726


Stock Prices

     The adjacent table sets forth the range of prices for the Company's Common Stock, traded on the Nasdaq National Market System, for each quarterly period during the last two years. The approximate number of shareholders of record as of February 4, 2000 was 964.

                       1999                               1998
                       ----                               ----
     First        $8.56  - $11.44                    $6.93  - $8.86
     Second        8.00  -  10.50                     7.56  - 13.30
     Third         6.69  -  12.63                     7.84  - 12.50
     Fourth        7.50  -  11.25                     8.06  - 11.88

Management's Discussion and Analysis

     The following table sets forth an income statement with percentage of net sales and the percentage increase (decrease) of such items as compared to the prior period.


                                1999              1998             1997               Period to Period
(dollars in thousands)          $        %        $         %      $          %       1998-99 1997-98
                                ----    -----     -------   ----   -------    ----   -----------------
Net sales
  Aerospace and Electronics .. $26,312   52.0     $23,884   51.8   $20,167    49.2     10.2%   18.4%
  Specialty Packaging ........  24,325   48.0      22,189   48.2    20,805    50.8      9.6%    6.7%
                                50,637  100.0      46,073  100.0    40,972   100.0      9.9%   12.5%

Cost of goods sold ...........  36,086   71.3      31,214   67.7    27,543    67.2     15.6%   13.3%
Selling, general and
administrative expenses ......   7,362   14.5       7,765   16.9     7,463    18.2     (5.2)%   4.0%

     Operating Income ........   7,189   14.2       7,094   15.4     5,966    14.6      1.3%   18.9%

Other deductions:
     Interest expense, net ...     257     .5         376     .8       437     1.1    (31.7)% (14.0)%

     Income before taxes .....   6,932   13.7       6,718   14.6     5,529    13.5      3.2%   21.5%

Provision for income taxes ...   2,137    4.2       2,414    5.2     1,978     4.8     (11.5%) 22.0%

     Net income .............. $ 4,795    9.5     $ 4,304    9.4  $  3,551     8.7      11.4%  21.2%


Introduction

     Astronics Corporation operates in two business segments: Aerospace and Electronics; and Specialty Packaging. The Company changed the name of its Electronics Systems segment in 1997 to Aerospace and Electronics to better reflect its products and market focus. This business segment designs, manufactures and markets electroluminescent lamps and incorporates them into escape path lighting systems, aircraft cockpit lighting systems, military aircraft formation lighting, and ruggedized and avionics keyboards.

     On October 31, 1999, the Aerospace and Electronics segment completed their move into and the commissioning of their new manufacturing facility in Lebanon, New Hampshire. This new 80,000 square foot building allows the Company to consolidate its New Hampshire operations, previously in four leased locations, into a single facility, and expands production capacity.

     On October 27, 1999, the Company closed an Industrial Revenue Tax-Exempt Bond with the Industrial Development Agency of the County of Erie, State of New York for $7,000,000. The interest rate floats with tax-exempt funds and is reset every seven days. These funds are being used to finance the new East Aurora, New York manufacturing facility and production equipment for expanded customer needs.

     Late in the Third Quarter of 1999, the Company started shipments on the NVIS F-16 (night vision lighting modification kits) program. Shipments totaled $3,000,000 in 1999. The Company expects these shipments to increase to approximately $16,000,000 annually and the program, as currently designed, to go into 2002. The Company has $27,000,000 in backlog and it expects the United States Air Force to exercise additional production options in the future.

     On July 1, 1999, the Company established a $12,000,000 five-year revolving line of credit at the bank's prime rate or LIBOR plus 60 basis points. The revolver can be converted to a four-year term loan at the end of five years. The Company also renegotiated its letter of credit agreements to lower the cost of the bank guarantee on the Industrial Revenue Bond programs.

     On May 12,  1999, the Company's  Aerospace and Electronics segment acquired
14.9 acres of land in East Aurora, New York, and started construction of a 70,000 square foot manufacturing facility on this new property. The Company anticipates completion of the construction and installation of equipment and systems during the First Half of 2000.

     On April 24, 1998,  the Company  announced that the United States Air Force
(USAF) had selected its Luminescent Systems Inc. subsidiary to design, develop and manufacture night vision lighting modification kits for the NVIS F-16 program. The initial award was for 377 units. On February 10, 1999, the Company announced that the USAF had exercised an option for additional 305 units. Two options remain for future use by the USAF. The potential value of the contract is $50,000,000, with current awards totaling $29,000,000. Delivery started in the Third Quarter of 1999 with the program running into 2002.

     On December 30, 1998, the Company completed an Industrial Revenue Tax-Exempt Bond with the Business Finance Authority of the State of New Hampshire for $7,250,000. The interest rate floats with tax-exempt funds and is reset every seven days. These funds were used to finance the new manufacturing facility and additional production equipment in the Lebanon, New Hampshire operation.

     During the Third Quarter of 1998, the New Hampshire operations of the Aerospace and Electronics segment received their ISO 9001 certification. In the Third Quarter of 1997, the Specialty Packaging segment received its ISO 9001 certification.

Sales

     Astronics Corporation established a new sales record for the year. Astronics has set a new record for sales for the last 22 quarters based on the trailing twelve months results. Sales increased 9.9 percent in 1999 to $50,637,000, compared to 12.5 percent in 1998 to $46,073,000, and compared to
6.8 percent in 1997 to $40,972,000. Sales for the year were closely divided between Aerospace and Electronics (52 percent) and Specialty Packaging (48 percent).

     Sales in the Aerospace and Electronics segment increased 10.2 percent in 1999 to $26,312,000, compared to 18.4 percent in 1998 to $23,884,000, and compared 2.3 percent in 1997 to $20,167,000. In 1999, the Company realized $3,000,000 of business from the F-16 NVIS program. In addition, sales of its lamps increased 22 percent. Other product lines grew between five and ten percent except for emergency egress lighting system, formation lighting systems for military aircraft and inverters which experienced sales decreases. The Company's revenue for non-recurring engineering charges decreased $500,000 in 1999. The Company in 1998 experienced solid sales growth in its emergency egress lighting systems, formation lighting systems for military aircraft and cockpit lighting systems areas. The Company has been awarded key development contracts for lighting systems in planes being developed for the commercial, private and military aircraft markets.

     Sales in the Specialty Packaging segment increased 9.6 percent in 1999 to a total of $24,325,000, compared to 6.7 percent growth in 1998 to $22,189,000, and compared to growth of 11.5 percent in 1997 to $20,805,000. This growth has been in the specifically designed boxes for customers in the confectionery, pharmaceutical and consumer product markets. This product line utilizes the Company's engineering, design and manufacturing capabilities for specific product solutions enabling customers to enhance their distribution to the marketplace. In 1999, the Company entered the office products area and recorded sales of approximately $500,000. The Company continues to develop opportunities to partner with customers to jointly meet the customer's needs.

     The Company is marketing it products globally. In 1999, 18 percent of its sales were to international customers compared to 21 percent in 1998. The North American markets, mainly Canada and Mexico, accounted for 27 percent of international sales in each year. International sales accounted for 31 percent, 36 percent, and 27 percent of the Aerospace and Electronics sales in 1999, 1998, and 1997, respectively. The Specialty Packaging segment has five percent, six percent, and six percent of its sales in 1999, 1998, and 1997, respectively, in international markets. Sales to foreign customers are made in U.S. dollars. Sales made to Asian countries increased to 18 percent of international sales in 1999, compared to four percent in 1998. This growth reflects the sales of lamps. Sales in the Aerospace and Electronics segment are mainly by competitive bid based on customer specifications. None of the government contracts are subject to renegotiation of profits clauses. Sales in the Specialty Packaging segment are approximately half from standard catalog pricing and half from competitive bid based on customer specifications. The Company has no sales concentrated in any one customer.

Expenses

     The gross profit margin was 28.7 percent in 1999, compared to 32.3 percent in 1998, and 32.8 percent in 1997. The product mix change resulting from the growth in Aerospace and Electronics sales has had an effect on the ratios. The direct costs on the F-16 NVIS program are higher than that experienced in other product lines. Cost of goods sold increased 15.6 percent in 1999, compared to
13.3 percent in 1998, both of which are higher than the sales increase of 9.9 percent in 1999, and 12.5 percent in 1998. Within the cost of goods sold area there have been various shifts of costs. For example, material usage as a percent of sales was 23.2 percent in 1999, 21.1 percent in 1998, and 19.7 percent in 1997. This reflects the higher material content of the F-16 program. Employee costs (wages and benefits), as a percent of sales, was 28.1 percent in 1999, 27.5 percent in 1998, and 28.0 percent in 1997. Part of the increase in employee cost reflects the technical nature of new manufacturing processes as well as the increasing sales in Aerospace and Electronics. Depreciation, as a percent of sales, increased to 6.1 percent of sales in 1999, after remaining at
5.5 percent of sales the past two years. Supply costs in 1999 increased to 8.3 percent of sales, compared to 7.5 percent in 1998 as the Company moved into a new facility, developed new products and developed new manufacturing processes. Facility costs have been in the six percent of sales area during the three-year period. All other categories of expenses were approximately the same percentage of the sales dollar in each of the three years.

     The Company's operating profit of $7,189,000 in 1999 was 14.2 percent of sales, compared to $7,094,000, or 15.4 percent of sales in 1998, and compared to $5,966,000, or 14.6 percent of sales in 1997. The lower profit margin in 1999 is the result of higher cost of products sold. The costs associated with the selling, general and administrative area of the business tend to be more fixed and period costs, not directly related to manufacturing volume. Employee costs were 8.9 percent of sales in 1999, compared to 10.1 percent of sales in 1998, and 10.2 percent in 1997. The Company instituted a new Supplemental Retirement Benefit Plan in the year and canceled the older plan. The reserve from the former plan was used to offset costs for the new plan, and not taken into income. The cost of professional services was approximately one percent of sales in 1999 and 1998, compared to two percent in 1997, when the Company utilized outside computer consulting services. All other cost areas are within a percentage point of the prior year.

Interest

     Interest costs, net of interest income, was $257,000 (.5 percent of sales) in 1999, compared to $376,000 (.8 percent of sales) in 1998, and $437,000 (1.1 percent of sales) in 1997. The Company earned $127,000 in interest on unexpended Industrial Revenue Bonds proceeds during 1999. The Company reduced its total long-term indebtedness by $2,845,000 in 1999, compared to $1,194,000 in 1998, and compared to $3,146,000 in 1997. On October 27, 1999, the Company borrowed $7,000,000 under a Tax-Exempt Industrial Revenue Bond with the County of Erie, State of New York. On December 30, 1998, the Company borrowed $7,250,000 under a Tax-Exempt Industrial Revenue Bond with the State of New Hampshire. During the 1998 year, the Company borrowed an additional $2,000,000, net, on its Revolving Line of Credit. Interest on the industrial revenue bonds, during the construction period, is capitalized as part of the cost of the new facility. In 1999 the Company capitalized $312,000 of interest expense.

Income Before Taxes

     Income before taxes was $6,932,000, or 13.7 percent of sales in 1999, compared to $6,718,000, or 14.6 percent of sales in 1998, and compared to $5,529,000, or 13.5 percent of sales in 1997. The decrease in the percentage of sales is the reflection of higher costs of goods sold.

Taxes

     The provision for taxes for 1999 was $2,137,000, or 4.2 percent of sales, compared to $2,414,000, or 5.2 percent of sales in 1998, and compared to $1,978,000, or 4.8 percent of sales in 1997. The effective tax rate for 1999 is
30.8 percent, compared to 35.9 percent in 1998, and compared to 35.8 percent in 1997. The Company reduced its valuation allowance for deferred tax assets related to state investment tax credit carryforwards as a result of higher taxable income which allow greater utilization of the credits. The valuation reserve was $599,000, $819,000, and $563,000 at December 31, 1999, 1998, and
1997, respectively. The Company's Deferred Income Tax Liability, resulting from timing differences in recognition of expenses, was $1,250,000, $1,070,000, and $822,000 at December 31, 1999, 1998, and 1997, respectively. The Company's Federal Income Tax returns have been audited through 1995.

Net Income

     The Company earned 9.5 percent on the sales dollar in 1999, a new record, compared to 9.4 percent in 1998, and compared to 8.7 percent in 1997. Astronics has set a new record for earnings for the last 23 quarters based on the trailing twelve months results. The net income was $4,795,000, or $.81 per diluted share in 1999, compared to $4,304,000, or $.73 per diluted share in 1998, and compared to $3,551,000, or $.61 per diluted share in 1997.

Liquidity

     Working capital decreased in 1999 to $5,443,000, compared to an increase in 1998 to $6,305,000, as compared to $4,299,000 in 1997. The Company reduced its utilization of the revolving line of credit by $2,400,000 during 1999. The Company is in compliance with all loan covenants.

     As the Company prepared for F-16 shipments, it was necessary to acquire substantial amounts of inventory. At December 31, 1999 this amounted to $2,800,000. As an offset, several suppliers agreed to be paid when the Company receives payment from the U.S. Government. This amounted to $3,000,000 at December 31, 1999. In a separate transaction, the Company purchased two die cutters in the Second Quarter of 1999, for which final payment of $2,600,000 is due in the First Quarter of 2000.

     The Company believes that the cash generated from operations combined with borrowing capacity under its Revolving Line of Credit are adequate to fund the needs for working capital and capital expenditures as forcasted for year 2000 operations.

Credit Line

     The Company maintains an unsecured revolving line of credit for $12,000,000 with interest at either the bank's prime rate or LIBOR plus 60 basis points. At June 30, 2004 the Company can convert the outstanding balance to a four-year term loan. The outstanding balance was $1,400,000, $3,800,000, and $1,800,000 at December 31, 1999, 1998, and 1997, respectively.

Dividends

     On October 30, 1998, the Company paid a ten percent share distribution to shareholders of record as of October 16, 1998. The Company believes that its current investment programs (investments in increased capacity, technologies, processes and equipment, acquisitions, the reduction of debt, and the possible purchase of outstanding stock) are important uses of cash, and are in the best long-term interest of its shareholders. Therefore, there are no plans to institute a cash dividend program.

Backlog

     At December 31, 1999, the Company's backlog was $40,198,000, compared to $29,887,000 at December 31, 1998, and compared to $10,807,000 at December 31, 1997. The backlog for the Aerospace and Electronic segment was $39,038,000, $28,779,000, and $9,686,000 at December 31, 1999, 1998 and 1997, respectively.
The Specialty Packaging segment had backlogs of $1,160,000, $1,108,000, and $1,121,000 at December 31, 1999, 1998 and 1997, respectively. The current portion of the combined backlog is $31,875,000.

Commitments

     At December 31, 1999, the Company had outstanding capital expenditure commitments of approximately $3,300,000, compared to $7,100,000 at December 31, 1998, and compared to $4,100,000 at the end of 1997. The major outstanding commitment is for the new facility and production equipment for the East Aurora, New York, Aerospace and Electronics operation. This facility project should be completed in 2000 and the manufacturing equipment will be acquired during 2000 and 2001. The Company also has normal outstanding purchase orders for raw materials and supplies necessary to carry on the business. The Company is not aware of any commitments in excess of today's market values nor in excess of quantities that will be used in normal operations. The Company is not aware of any contingent liabilities not provided for in its financial statements.

Market Risk

     The Company is subject to market interest rate risk from exposure to changes in interest rates based upon its financing, investing. and cash management activities. The Company utilizes a mix of debt maturities along with both fixed-rate and variable-rate debt to manage its exposure to changes in interest rates (see Notes 4 and 5 to the consolidated financial statements). The Company does not expect changes in interest rates to have a material adverse effect on its income or its cash flows in 2000. However, there can be no assurances that interest rates will not significantly change in 2000. A change of one percent in the interest rate would cause a change in interest expense for the year 2000 of approximately $112,000, net of taxes.

     The Company purchases paperboard for its Specialty Packaging segment. This amounts to approximately 20 percent of sales. The Company's backlog is normally less than 30 days of sales. The Company has inventory on hand for approximately one month's usage. Price changes in paperboard purchases would have a nominal effect on margins as each new order is quoted to reflect the current cost of the raw material, The Company purchases no other raw material or product component that, by itself, would have a material effect on the success of the Company as a result of pricing changes.

     On February 14, 2000, a jury trial found Osram Sylvania, Inc. guilty of patent infringement in the manufacturing of encapsulated phosphors used by the Aerospace and Electronics segment in its MaxEL lamp product line. As a result of the court decision, the Company needs to substitute another phosphor for this product line. The Company has tested alternative formulations that it believes meets its needs. Therefore, the Company does not anticipate a production disruption.

Year 2000

     The Company did not experience any disruptions, internally or externally, from Year 2000 issues. The total expenditures for Year 2000 issues, mainly software system upgrades, were less than $150,000.

Forward Looking Statements

     This Annual Report to Shareholders contains certain forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are identified by the use of the words "believes," "expects," "intends," "anticipates" and words of similar import. Readers are cautioned not to place undue reliance on these forward looking statements as various uncertainties and risks could cause actual results to differ materially from those anticipated in these statements. These uncertainties and risks include (i) the timeliness of product deliveries by vendors and other vendor performance issues, (ii) a slowdown in anticipated orders from the U.S. government and other customers, and (iii) an inability to control the increased growth in expenses that will accompany the Company's anticipated sales growth, among others.

Board of Directors
------------------

Robert T. Brady
Director, Astronics Corporation
Chairman of the Board, President and Chief Executive Officer, Moog, Inc.

John B. Drenning
Secretary, Director, Astronics Corporation
Partner in the law firm Hodgson Russ Andrews Woods & Goodyear LLP

Kevin T. Keane
Chairman of the Board, President and Chief Executive Officer, Director, Astronics Corporation

Robert J. McKenna
Director, Astronics Corporation

Chairman of the Board, President and Chief Executive Officer,
Acme Electric Corporation

John M. Yessa
Vice President-Finance and Treasurer,
Chief Financial Officer, Director, Astronics Corporation


Officers
--------

Charles H. Biddlecom
Vice President-Marketing, MOD-PAC CORP

Donna L. Eckman
Vice President, Krepe-Kraft

Leo T. Eckman
President, Krepe-Kraft

Peter J. Gundermann
President, Luminescent Systems, Inc.

Frank J. Johns, III
Vice President, Luminescent Systems, Inc.

Daniel G. Keane
President, MOD-PAC CORP

Kevin T. Keane
Chairman of the Board, President and Chief Executive Officer,
Astronics Corporation

James S. Kramer
Vice President,Luminescent Systems, Inc.

Richard Miller
Vice President, Luminescent Systems, Inc.

Diane M. Sims
Vice President-Marketing, Krepe-Kraft

John M. Yessa
Vice  President-Finance  and  Treasurer,   Chief  Financial  Officer,  Astronics
Corporation

Transfer Agent and Registrar

American Stock Transfer and Trust Company
New York, New York

Attorneys

Hodgson Russ Andrews Woods & Goodyear LLP
Buffalo, New York

Independent Accountants

Ernst & Young LLP
Buffalo, New York

Annual Meeting

April 20, 2000 - 10:00 A.M.
Orchard Park Country Club
S-4777 South Buffalo Street
Orchard Park, New York

Form 10-K Annual Report

The Company's Form 10-K Annual Report to the Securities and Exchange Commission provides certain additional information. A copy of this report may be obtained upon request to Shareholder Relations, Astronics Corporation, 1801 Elmwood Avenue, Buffalo, NY 14207

Shareholder Administration

Please direct inquiries relating to shareholder accounting records and stock transfers to:

     American Stock Transfer & Trust Company
     40 Wall Street
     New York, NY  10005

Please report change of address promptly to ensure timely receipt of Company communications. Please mail a signed and dated letter or postcard stating the name in which the stock is registered, and your previous and current addresses.

Press Releases

In an effort to provide efficient and cost-effective communications to our shareholders, we are mailing copies of all Press Releases directly to our shareholders of record on the day of the release. These Press Releases will carry appropriate financial data, when applicable. The Press Release dates for the 2000 quarterly results are:

     First Quarter - April 20, 2000
     Second Quarter - July 25, 2000
     Third Quarter - October 24, 2000
     Fourth Quarter - January 25, 2001

Stock Exchange Listing

The Company's stock trades on the Nasdaq National Market tier of The Nasdaq Stock Market under the symbol ATRO.

Correspondence

Astronics Corporation
1801 Elmwood Avenue
Buffalo, New York 14207

Web Site: www.astronics.com

E-mail: invest@astronics.com

Companies of Astronics

Specialty Packaging:

   Krepe-Kraft,
   Blasdell, New York

   MOD-PAC CORP
   Buffalo, New York

Aerospace and Electronics:

   Luminescent Systems Inc.,
   Lebanon, New Hampshire
   East Aurora, New York

   Luminescent Systems Europe
   B.V.B.A., Brussels, Belgium