Form 10-K, Exhibit 13
period 2000-12-31
ASTRONICS CORP
filed 2001-03-20
CIK 8063

A YEAR OF RECORD

Astronics Corporation
2000 Annual Report

ASTRONICS CORPORATION

        Astronics Corporation operates in two business segments. The Aerospace-Electronics segment concentrates on the design and manufacture of specialized lighting and control systems for aircraft. These systems typically encompass the electrical circuitry, lighting and control fixtures as well as the light elements. System components include power supplies, battery-based backup systems, dimmers, keyboards, control panels and specialized lighting fixtures. The systems are typically used in aircraft cockpits, cabins, and exteriors. The Aerospace-Electronics segment also manufactures electroluminescent lamps used primarily to backlight liquid crystal displays in a wide array of consumer electronics applications, including watches, pagers, cell phones and personal digital assistants.

        Astronics' Printing-Packaging segment is the dominant North American manufacturer of stock folding cartons for small to medium size confectionery store operators. Custom folding cartons are also manufactured for a wide range of industrial and consumer products companies. In addition, this segment custom prints invitations, napkins and accessories for all social and business events. Printed office products include business cards, post cards and presentation folders.

        Both business segments hold leadership positions in the markets they serve. These leadership positions have been achieved by following core principles and specific growth strategies including select market penetration, strong customer relationships and technically superior products and processes. Both businesses share an aggressive commitment to be the clear choice over competitors and will continue to do so by investing well ahead of market demand. Future growth will be fueled by disciplined actions to further penetrate our customer base and obtain new customers with existing product offerings. In addition, Astronics is prepared to readily capitalize on market changes. Our financial strength will allow us to be aggressive into the future and pursue calculated risks in line with proven strategies. We have built a solid foundation in both business segments and expect to continue on this course of record growth.

Some of this year's records include:

42% Sales Increase for a total of $71,968,000.

27% Earnings Increase for a diluted share of $ .93.

Return on Equity exceeded 21%.

Astronics has for the third consecutive year, been ranked in
Forbes Top 200 Best Small Companies.

MESSAGE TO OUR SHAREHOLDERS

        2000 was a great year of high performance and success throughout each of our business initiatives of Aerospace-Electronics and Printing-Packaging. Substantial records were realized in earnings and sales, and these achievements are now some of the early indicators of expectations for the upcoming year of 2001.

        In addition to a 27 percent increase in earnings and a 42 percent increase in sales, return on equity exceeded 21 percent. During 2000, we completed a two-year program of commitments to expand facilities, processes and product development. Over this two-year period, $19 million of capital expenditures were made of which $4 million was expended during the last twelve months. In addition, over $3.6 million was expended for acquisitions. These investments will serve not only immediate growth but also be applied to development over the next few years.

        Because of our high cash flows from earnings and depreciation, EBITDA exceeded $13 million or 18 percent of sales. Concurrently, our long-term debt to capitalization ratio declined from 36 percent to 34 percent of sales.

        At year-end our backlog was $40 million, of which the most important component is for the F-16 program that is expected to realize its best output in 2001. Present and pending commitments for the year 2001 should further propel our sales past the $85 million mark. With that level of achievement, we expect another very strong year.

        Behind these performance indicators are a series of initiatives focusing on advancing our technology and processes. The intent is to remain clearly at the forefront in product and market developments in each of our product lines. The industries in which we compete reflect mature business profiles, characterized by slow growth and weak earnings levels. We continue to see a great deal of consolidation and realignment. In contrast, we expect to continue increasing sales and earnings at a pace that is well beyond these industry norms because of our strategic persistence in seeking breakout opportunities to develop new products in existing and new markets.

        In the last analysis, none of this can and will occur without the dedicated commitments to excellence repeatedly demonstrated by our growing ranks of great employees. Together we look forward to another very strong year.

Kevin T. Keane

/S/Kevin T. Keane

President and Chief Executive Officer
January 22, 2001

AEROSPACE AND ELECTRONICS

Some of this year's records include:

73% increase in Sales reaching over $45,000,000.

Profits up 67% over 1999.

Backlog of $37,000,000.

MaxEL sales double.

Two acquisitions to support cockpit lighting systems
and NVIS Mods (F-16).

        The Aerospace and Electronics segment of Astronics manufactures cockpit lighting systems, cabin lighting systems, and external lighting systems for aircraft manufacturers and operators around the world. Strategically striving to be the OEM's sole source or preferred provider, our customers include Boeing, Airbus, Cessna, Raytheon, United Airlines, Virgin Atlantic, Honeywell, Collins and Sextant.

        We are in the midst of upgrading the US Air Force's fleet of F-16 fighters with night vision compatible lighting systems. This program achieved volume deliveries in 2000 and was the major contributor to the sales increase for Aerospace and Electronics, totaling over $16,000,000. Anticipated shipments of $24,000,000 are scheduled for 2001. This leverage and credibility in the marketplace will allow Astronics to expand its Aerospace and Electronics lighting and avionics business to other international military night vision opportunities as well as numerous commercial applications.

        Astronics made two important acquisitions in 2000. Both had immediate benefits to the F-16 program and both have excellent long term potential as part of Astronics. The first was CRL Technologies, renamed Luminescent Systems Canada, a high quality manufacturer of avionics keyboards. In addition to bringing the needed capacity to help execute our F-16 program, we have gained strong relationships with avionics manufacturers around the world. The second acquisition was a line of cockpit indicators, critical to our F-16 program. With its advanced optics technology and manufacturing capability, this product line will prove useful in other programs in the future. These two acquisitions increase the in-house content of the F-16 program which is critical to our strategy, strengthens the financial return from the program and better positions us as a complete cockpit lighting systems integrator. A steady stream of spare parts business, which we expect to continue and grow, has also begun off of the F-16 program.

        Aerospace and Electronics is a producer of electroluminescent lamps for a variety of portable electronic applications including LCD displays, keypads, watches, cellular phones and personal digital assistants. Sales in this product line doubled in 2000, as it had for the previous two years. With our break-through technology, our strong market position, and solid financial support, we are well positioned for exciting opportunities in this rapidly growing area. Anticipating this growth, we have invested $2,000,000 in manufacturing upgrades and equipment.

        2000 was a year of major accomplishments and achievements for Astronics' Aerospace and Electronics operations, with solid sales and earnings growth. We have even higher expectations for 2001 and feel very well positioned to capitalize on the exciting opportunities the new year will offer us.

PRINTING AND PACKAGING

Some of this year's records include:

Annual sales up 9% totalling over $26,000,000.

Continued growth rate at double the industry average.

Daily shipments to over 200 locations outside the U.S.

Internet sales channel exceeded $700,000.

        Astronics' Printing and Packaging segment continues to be the dominant North American manufacturer of stock folding cartons for small to medium size confectionery store operators. Custom folding cartons for a wide range of industrial and consumer products companies are a growing part of our business. We also custom print invitations, napkins and accessories for all social and business events. Printed office products include business cards, post cards and presentation folders.

        Our success has been built on identifying core markets while continually investing in state of the art equipment, technology and training. A complete digital workflow from ordering, to artwork, to printing, and delivery, passes through one of the most modern plants in North America. Boasting one of the larger sheet fed facilities in the world, Astronics' Printing and Packaging business has been able to provide the customer service and responsiveness of a small company with the technology and know-how of a major print house. We are not burdened by the heavy costs of such print houses and have been able to strategically capitalize on the consolidation in the industry. One operating discipline is to focus our efforts in select markets and be the customer's clear advantage. Our solid financial capacity allows us to continue our principle of investing ahead of market needs, maintaining the most advanced digital process technology, and further penetrate existing market sectors with new products as well as reaching to select new markets.

        On one end of the spectrum, we have been able to increase sales with Hershey, Mentholatum and US Surgical, a division of TYCO, with demanding projects requiring quick cycle times, reduced inventory, and print sophistication. With this leverage, Astronics' Printing and Packaging is able to maintain a continuous effort to become and remain the dominant supplier. On the other end, we have expanded our presence in the short-run print markets via new relations with internet distributors. We have developed the infrastructure to handle a high volume of print orders on a just-in-time basis. The rapid growth of this on-demand print market has inspired our Printing and Packaging segment to design a process flow that can handle 10,000 orders per day. This new product offering will continue to be expanded to serve the needs of the Small Office/Home Office (SOHO) market.

        We have stepped up efforts to integrate our smaller personalized imprinting and finishing division with our larger printing and packaging capabilities. This allows us to fully service our key customers when they have very small runs. We are always looking for ways to add high value and meet more needs of our existing customers, thus strengthening these relationships and allowing us to pursue new opportunities. Over the year, this integration has also lent itself to an internet presence with existing products through an on-line store, allowing users to easily place orders.

        We will continue to look for and forge additional partnerships that fit our business plan. We expect another great year with accelerated sales gains and record achievements.

Astronics Corporation

Consolidated Financial Statements

CONSOLIDATED STATEMENT OF INCOME

(in thousands, except per share data)                    Year ended December 31,
                                                        2000      1999     1998
--------------------------------------------------------------------------------
Net Sales                                              $71,968  $50,637  $46,073
Cost and Expenses
     Cost of products sold                              52,770   36,086   31,214
     Selling, general and administrative expenses        9,590    7,362    7,765
     Interest expense, net of interest income of
      $200, $142 and $2                                    678      257      376
--------------------------------------------------------------------------------
                                                        63,038   43,705   39,355
Income Before Taxes                                      8,930    6,932    6,718

Provision for income taxes                               2,835    2,137    2,414
--------------------------------------------------------------------------------
Net Income                                             $ 6,095  $ 4,795  $ 4,304
--------------------------------------------------------------------------------
Earnings per Share
     Basic                                             $   .97  $   .78  $   .71
--------------------------------------------------------------------------------
     Diluted                                           $   .93  $   .73  $   .66
--------------------------------------------------------------------------------

See notes to financial statements.

CONSOLIDATED BALANCE SHEET

                                                                   December 31,
(in thousands, except share data)                                 2000     1999
--------------------------------------------------------------------------------
Current Assets
   Cash and cash equivalents                                   $    45  $  1,153
   Accounts receivable, net of allowance for doubtful
      accounts of $182 in 2000 and $178 in 1999                 12,837     6,852
   Inventories                                                  10,521     8,721
   Prepaid expenses                                                512       455
--------------------------------------------------------------------------------
      Total Current Assets                                      23,915    17,181

Property, Plant and Equipment, at cost
   Land                                                          1,505     1,466
   Buildings and improvements                                   19,014    16,259
   Machinery and equipment                                      36,928    34,144
   Construction in progress                                          -     4,087
--------------------------------------------------------------------------------
                                                                57,447    55,956
   Less accumulated depreciation and amortization               21,231    19,787
--------------------------------------------------------------------------------
   Net Property, Plant and Equipment                            36,216    36,169

Unexpended Industrial Revenue Bond Proceeds                      1,701     3,508

Other Assets                                                     5,188     2,994
--------------------------------------------------------------------------------
                                                               $67,020   $59,852
--------------------------------------------------------------------------------
Current Liabilities
   Current maturities of long-term debt                        $ 1,276   $   762
   Accounts payable                                              5,583     8,560
   Accrued payroll and employee benefits                         2,335     1,699
   Other accrued expenses                                          573       551
   Income taxes                                                    427       166
--------------------------------------------------------------------------------
      Total Current Liabilities                                 10,194    11,738

Long-term Debt                                                  17,746    15,947
Supplemental Retirement Plan                                     3,049     2,482
Other Liabilities                                                  609       598
Deferred Income Taxes                                            1,232     1,250

Shareholders' Equity
   Common Stock, $.01 par value
      Authorized 10,000,000 shares, issued
      5,434,403 in 2000; 5,327,112 in 1999                          54        53
   Class B Stock, $.01 par value
      Authorized 5,000,000 shares, issued
      1,190,753 in 2000; 667,326 in 1999                            12         7
   Additional Paid-in Capital                                    3,100     2,912
   Accumulated Other Comprehensive Income                            7         -
   Retained Earnings                                            31,809    25,727
--------------------------------------------------------------------------------
                                                                34,982    28,699
   Less Treasury Stock: 289,460 shares in 2000;
      319,405 shares in 1999                                       792       862
--------------------------------------------------------------------------------
      Total Shareholders' Equity                                34,190    27,837
--------------------------------------------------------------------------------
                                                               $67,020   $59,852
--------------------------------------------------------------------------------

See notes to financial statements.

CONSOLIDATED STATEMENT OF CASH FLOWS

                                                         Year ended December 31,
(in thousands)                                           2000     1999     1998
--------------------------------------------------------------------------------
Cash Flows from Operating Activities
     Net income                                         $6,095  $ 4,795  $ 4,304
     Adjustments to reconcile net income to net
       cash provided by operating activities:
       Depreciation and amortization                     4,248    3,688    3,114
       Provision for doubtful accounts                      54      (60)      11
       Provision for deferred taxes                        129      180      248
       Cash flows from changes in operating assets
         and liabilities, net of the effect of
         acquired or sold business:
         Accounts receivable                            (5,086)  (1,357)  (1,003)
         Inventories                                    (1,029)  (3,786)    (174)
         Prepaid expenses                                    8      774     (814)
         Accounts payable                               (3,317)   5,621      375
         Accrued expenses                                  348      165      143
         Income taxes                                      319     (181)     (13)
         Supplemental retirement plan and
           other liabilities                               440      241      125
--------------------------------------------------------------------------------
Net Cash provided by Operating Activities                2,209   10,080    6,316
--------------------------------------------------------------------------------
Cash Flows from Investing Activities
  Proceeds from sale of assets                             482       68        -
  Change in other assets                                  (573)    (527)    (474)
  Capital expenditures                                  (3,981) (14,607)  (9,686)
  Net payment for assets acquired                       (3,616)       -        -
--------------------------------------------------------------------------------
Net Cash used by Investing Activities                   (7,688) (15,066) (10,160)
--------------------------------------------------------------------------------
Cash Flows from Financing Activities
  New long-term debt                                     3,533    7,000    9,250
  Principal payments on long-term debt and
    capital lease obligations                           (1,220)  (2,845)  (1,194)
  Unexpended industrial revenue bond proceeds            1,807    1,149   (4,657)
  Proceeds from issuance of stock                          273      312      234
  Fractional shares paid on stock distribution              (7)       -       (6)
  Purchase of stock for treasury                           (15)       -        -
--------------------------------------------------------------------------------
Net Cash provided by Financing Activities                4,371    5,616    3,627
--------------------------------------------------------------------------------
Net (decrease) increase in cash and cash equivalents    (1,108)     630     (217)

Cash and Cash Equivalents at Beginning of Year           1,153      523      740
--------------------------------------------------------------------------------
Cash and Cash Equivalents at End of Year                $   45   $1,153   $  523
--------------------------------------------------------------------------------
Disclosure of Cash Payments for:
  Interest                                              $  851   $  373   $  413
  Income taxes                                          $2,492   $2,134   $2,181

See notes to financial statements.

CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

(dollars and shares in thousands)

                              Common Stock   Class B Stock   Treasury Stock
                                                                                             Accumulated
                            Shares    Par    Shares   Par                 Paid-In     Other       Retained Comprehensive
                            Issued   Value   Issued  Value Shares   Cost  Capital  Comprehensive  Earnings    Income
                                                                                      Income
-------------------------------------------------------------------------------------------------------------------------
Balance at
December 31, 1997           4,643    $ 46     716    $ 7    342    $1,015  $2,520        $   -     $16,640

Net Income for 1998                                                                                  4,304    $4,304
                                                                                                              ------
Stock Distribution            537       6                    34                                       (12)

Treasury Stock Sold                                         (27)      (73)    130

Exercise of Stock Options      23                                              31

Class B Stock converted to
Common Stock                           22       -    (22)     -
-------------------------------------------------------------------------------------------------------------------------
Balance at
December 31, 1998           5,225    $ 52     694    $ 7    349    $  942  $2,681       $    -     $20,932

Net Income for 1999                                                                                  4,795     4,795
                                                                                                              ------
Treasury Stock Sold                                         (30)      (80)    153

Exercise of Stock Options      76       1                                      78

Class B Stock converted to
Common Stock                           26       -    (26)     -
-------------------------------------------------------------------------------------------------------------------------
Balance at
December 31, 1999           5,327    $ 53     668    $ 7    319     $ 862 $ 2,912      $    -     $25,727

Net Income for 2000                                                                                 6,095    $ 6,095

Currency Translation
  Adjustments                                                                               7                      7
                                                                                                              ------
Total Comprehensive Income                                                                                   $ 6,102
                                                                                                              ------
Stock Distribution                            600      6                                             (13)

Treasury Stock Sold                                        (31)       (85)    142

Exercise of Stock Options      29               1                              46

Class B Stock converted to
Common Stock                           78       1    (78)   (1)
-------------------------------------------------------------------------------------------------------------------------
Balance at
December 31, 2000           5,434   $  54   1,191   $ 12   289      $ 792 $ 3,100     $   7       $31,809
-------------------------------------------------------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1

Summary of Significant Accounting Principles and Practices

Principles of Consolidation

        The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All intercompany transactions and balances have been eliminated.

Revenue and Expense Recognition

        Revenue is recognized on the accrual basis, i.e., at the time of shipment of goods. There are no significant contracts allowing for right of return. The Company performs periodic credit evaluations of its customers' financial condition and generally does not require collateral. Shipping and handling costs are expensed as incurred and are included in costs of products sold.

Inventories

        Inventories are stated at the lower of cost or market, cost being determined in accordance with the first-in, first-out method. Inventories at December 31 are as follows:

                                         (in thousands)
                                      2000             1999
                                    ------------------------
         Finished Goods             $ 2,740          $ 1,936
         Work in Progress             1,564            1,476
         Raw Material                 6,217            5,309
                                    ------------------------
                                    $10,521          $ 8,721
         ---------------------------------------------------

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

Goodwill

        Goodwill, which is included in other assets, represents the excess of purchase price over the fair value of net tangible assets acquired, net of accumulated amortization, and amounted to $2,698,000 and $999,000 at December 31, 2000 and 1999, respectively. Accumulated amortization amounted to $559,000 and $432,000 at December 31, 2000 and 1999, respectively. Goodwill is amortized principally over 15 years on a straight-line basis, starting in the year of acquisition.

Income Taxes

        The Company recognizes deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial reporting and tax basis of assets and liabilities. Deferred tax assets are reduced, if deemed necessary, by a valuation allowance for the amount of tax benefits which are not expected to be realized.

Earnings Per Share

        Earnings per share computations are based upon the following table:

                                         (in thousands, except per share data)
                                                2000     1999     1998
                                              -------------------------
         Net Income                            $6,095   $4,795   $4,304
         Basic earnings per share
             weighted average shares,           6,265    6,167    6,096
         Net effect of dilutive stock options     312      370      424
                                              -------------------------
         Diluted earnings per share
             weighted average shares            6,577    6,537    6,520
                                              -------------------------
         Basic earnings per share             $  0.97  $  0.78  $  0.71
                                              -------------------------
         Diluted earnings per share           $  0.93  $  0.73  $  0.66
         --------------------------------------------------------------

         All earnings per share calculations have been retroactively restated to reflect the effect of stock dividends.

Cash Equivalents

        The Company considers all highly-liquid investments in debt securities with original maturities of three months or less as cash equivalents.

Class B Stock

        Class B Stock is identical to Common Stock, except Class B Stock has ten votes per share, is automatically converted to Common Stock when sold or transferred, and cannot receive dividends unless an equal or greater amount is declared on Common Stock.

Use of Estimates

        The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Long-lived Assets

        The carrying value of long-lived assets to be held and used, including goodwill and other intangible assets is evaluated for recoverability whenever adverse effects or changes in circumstances indicate that the carrying amount may not be recoverable. Impairments are recognized if future undiscounted cash flows and earnings from operations are not expected to be sufficient to recover goodwill and other long-lived assets. The carrying amounts are then reduced by the estimated shortfall of the discounted cash flows.

Note 2

Effect of New Accounting Pronouncement

        In June 1998, the Financial Accounting Standards Board (FASB) issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It requires that an entity recognize as either assets or liabilities in the balance sheet and measure those instruments at fair value. The intended use of the derivative and its designation as either (1) a hedge of the exposure to changes in the fair value of a recognized asset or liability or a firm commitment (a fair value hedge), (2) a hedge of the exposure to variable cash flows of a forecasted transaction (a cash flow hedge), or (3) a hedge of the foreign currency exposure of a net investment in a foreign operation (a foreign currency hedge), will determine when the gains or losses on the derivatives are to be reported in earnings and when they are to be reported as a component of other comprehensive income.

        This new standard must be adopted for year 2001 financial reporting. At December 31, 2000, the Company did not have any material transactions that would require reporting under "Accounting for Derivative Instruments and Hedging Activities."

Note 3

Long-term Debt

        Long-term debt consists of the following:

                                                                (in thousands)
                                                                 2000      1999
                                                              ------------------
         Revolving Line of Credit with interest
           at LIBOR plus 60 basis points                       $ 4,133   $ 1,400
         Industrial Revenue Bonds
           issued through the Erie County, New York
           Industrial Development Agency payable
           $350 annually through 2019 with interest
           reset weekly (4% at December 31, 2000)                7,000     7,000
         Industrial Revenue Bonds
           issued through the Business Finance
           Authority of the State of New Hampshire
           payable $400,000 annually through 2018 with
           interest reset weekly (5% at December 31, 2000)       7,250     7,250
         Other                                                     639     1,059
                                                              ------------------
                                                                19,022    16,709
         Less current maturities                                 1,276       762
                                                              ------------------
                                                              $ 17,746  $ 15,947
         -----------------------------------------------------------------------

        The Industrial Revenue Bonds are held by institutional investors and are guaranteed by a bank letter of credit, which is collateralized by certain property, plant and equipment assets. The revolving line of credit is unsecured and provides for borrowing up to $12,000,000; interest is at bank prime or LIBOR plus 60 basis points. The line is available through June 30, 2004 and may be converted into a four year term loan. At December 31, 2000 and 1999, $4,133,000 and $1,400,000, respectively, was outstanding. The revolving line of credit, among other requirements, imposes certain covenants with which the Company maintains compliance.

        Principal maturities of long-term debt over the next five years are as follows: $1,276,000; $916,000; $905,000; $4,974,000; and $791,000.

        Interest costs of $164,000 and $312,000 were capitalized in 2000 and 1999, respectively.

Note 4

Acquisition of Montreal Operations

        On May 15, 2000, the Company acquired all of the common stock of CRL Technologies Inc. (CRL) located near Montreal, Quebec, Canada for $3,300,000 cash. The transaction was accounted for as a purchase. CRL designs and manufactures avionics keyboards. CRL's results of operations are included in the Company's statement of income since the acquisition date. The following unaudited pro forma information assumes CRL had been acquired at the beginning of 1999.

                                        (in thousands except per share data)
                                                  2000            1999
                                                ------------------------
         Net Sales                              $73.000          $53,700
         Net Income                               6,180            4,970
         Earnings per share - basic                 .99              .80
         Earnings per share - diluted               .94              .76

Note 5

Stock Option and Purchase Plans

        A summary of the Company's stock option and purchase plans activity, and related information for the years ended December 31 follows:

                                     2000                   1999                   1998
                              ------------------------------------------------------------------
                                         Weighted               Weighted               Weighted
                                         Average                Average                Average
                                         Exercised              Exercised              Exercised
                              Options    Price       Options    Price       Options    Price
                              ------------------------------------------------------------------
Outstanding at the
  beginning of the year       534,307    $2.63       538,690    $2.81       481,026    $2.60
Options granted                97,791    $9.16       110,436    $8.57        67,869    $8.23
Stock distribution             54,682    $(.25)            -        -        47,135    $(.25)
Options exercised            (62,039)    $4.47      (106,232)   $3.01       (49,942)   $4.69
Options expired               (5,834)    $7.23        (8,587)   $7.82        (7,398)   $8.29
                              ------                 -------                 ------
Outstanding at the
  end of the year            618,907     $4.38       534,307    $3.88       538,690    $2.81
                             -------                 -------                -------
Exercisable at December 31    454,833     $2.87       398,696   $2.63       435,221    $2.10
                             ========                ========               =======

Exercise prices for options outstanding as of December 31, 2000 range from $.87 to $10.50. The weighted average remaining contractual life of these options is 4.6 years.

        In October 1995, The Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 123 “Accounting for Stock-Based Compensation. The Company uses the measurement prescribed by APB Opinion No. 25 which does not recognize compensation expense if the exercise price of the stock option equals the market price of the underlying stock on the date of grant. SFAS No. 123 requires companies that choose to continue using APB Opinion No. 25, and thus not adopting the new fair value accounting rules, to disclose pro forma net income and earnings per share under the new method.

        The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for 2000; risk-free interest rate of 6.5%; dividend yield of 0%; volatility factor of the expected market price of the Company's common stock of .44; and a weighted average expected life of the option of 4.65 years. The weighted average grant date fair value of options granted during the year was $4.24.

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

        For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information for the year ended December 31, 2000 is as follows: net income $5,828,000; basic earnings per share $.93; and diluted earnings per share $.89. The pro forma effect on earnings for the year December 31, 1999 is as follows: net income $4,568,000; basic earnings per share $.74; and diluted earnings per share $.70. The pro forma effect on earnings for the year ended December 31, 1998 is as follows: net income $4,163,000; basic earnings per share $.68; and diluted earnings per share $.59.

        The Company established the 1982 and 1992 Incentive Stock Option Plans for the purpose of attracting and retaining executive officers and key employees, and to align management's interest with those of the shareholders. Generally, the options must be exercised within ten years from the grant date and, under the 1992 Plan, the options vest ratably over a five-year period. The exercise price for the options is equal to the fair market value at the date of grant. The Company had options outstanding for 68,063 shares and 326,588 shares under the 1982 and 1992 Plans, respectively. At December 31, 2000, 745 options are available for future grant under the 1992 Plan.

        The Company established the 1984, 1993 and 1997 Directors Stock Option Plan for the purpose of attracting and retaining the services of experienced and knowledgeable outside directors, and to align their interest with those of the shareholders. The options must be exercised within ten years from the grant date. The exercise price for the option is equal to the fair market value at the date of grant. The Company had options outstanding for 95,475 shares, 53,240 shares and 44,550 shares under the 1984, 1993 and 1997 Plans, respectively, at December 31, 2000. 76,450 options are available for future issuance under the 1997 Plan at December 31, 2000.

        The Company established the Employee Stock Purchase Plan to encourage employees to invest in the Company. Each option is for one year, but may be canceled by the employee at any time during the year. The exercised price of the option is 85 percent of the market price on the date of grant. The employee pays for the option through a weekly payroll deduction. At December 31, 2000 employees had outstanding options to purchase 30,991 shares at $8.25 per share on September 30, 2001.

Note 6

Income Taxes

        The provision for income taxes consists of the following:

                                                        (in thousands)

                                                    2000     1999    1998
                                                   -----------------------
         Currently payable
             US Federal                            $2,349  $1,807   $2,009
             Foreign                                   79       -        -
             State                                    278     150      157
         Deferred                                     129     180      248
                                                   -----------------------
                                                   $2,835  $2,137   $2,414
         -----------------------------------------------------------------

        The effective tax rates differ from the statutory federal income tax as follows:

                                                     2000     1999    1998
                                                     ----------------------
         Statutory federal income
             tax rate                                34.0%   34.0%    34.0%
         Tax exempt items, net                         .3%     .3%      .3%
         Foreign taxes                                 .3%      -        -
         State income tax, net of
           federal income tax benefit                 (.1%)   1.4%     1.5%
         Research and development credits            (1.7%)     -        -
         Reduction in valuation allowance            (1.6%)  (3.2%)      -
         Other                                         .5%   (1.7%)     .1%
                                                     ----------------------
                                                     31.7%    30.8%   35.9%
         ------------------------------------------------------------------

        Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets as of December 31, 2000 and 1999 are as follows:

                                                                  (in thousands)
                                                                  2000     1999
                                                                 ---------------
         Long-term deferred tax liabilities:
             Tax depreciation over book depreciation             $3,309  $ 2,773
                 Net long-term deferred tax liability            $3,309    2,773
                                                                 ---------------
         Long-term deferred assets:
             State investment tax credit carryforwards            1,188    1,089
             Deferred compensation                                  972      835
             Other-net                                              369      198
                                                                 ---------------
                 Total long-term deferred tax assets              2,529    2,122
             Valuation allowance for deferred tax
                 assets related to investment tax credit
                  carryforward                                     (452)    (599)
                                                                 ---------------
             Net long-term deferred tax asset                     2,077    1,523
                                                                 ---------------
                 Net long-term deferred tax liability            $1,232  $ 1,250

         -----------------------------------------------------------------------

        At December 31, 2000, the Company had state investment tax credit carryforwards of $1,800,000 expiring through 2015.

Note 7

Profit Sharing/401(k) Plan

        The Company has a qualified Profit Sharing/401(k) Plan for the benefit of its eligible full-time employees. The Profit Sharing/401(k) Plan provides for annual contributions based on percentages of pre-tax income. In addition, employees may contribute up to sixteen percent of their salary to the 401(k) features. The plan may be amended or terminated at any time. Total charges to income for the plan were $866,000, $803,000 and $779,000 in 2000, 1999 and 1998, respectively.

Note 8

Supplemental Retirement Plan

        In December 1999, the Company adopted a non-qualified supplemental retirement defined benefit plan (the "Plan") for certain executives. The Plan provides for benefits based upon average annual compensation and years of service, less offsets for Social Security and Profit Sharing benefits. It is the Company's intent to fund the benefits as they become payable. The following table sets forth the benefit obligation and amounts recognized in the balance sheet as of December 31, 2000 and 1999, and the net period cost for 2000.

                                                                 2000     1999
                                                              ----------------
         Change in Benefit Obligation
           Benefit Obligation at beginning of year            $ 3,395   $    -
           Service Cost                                            39        -
           Interest Cost                                          271        -
           Actuarial Losses                                       195        -
           Adoption of Plan                                         -    3,395
                                                              ----------------
           Benefit Obligation at end of year                  $ 3,900  $ 3,395
                                                              ----------------
         Benefit Obligation at Year-End
           Unfunded Benefit Obligation                        $ 3,900  $ 3,395
           Unrecognized Prior Service Costs                    (1,661)  (1,770)
           Unrecognized Actuarial Loss                           (195)       -
                                                              ----------------
         Net Amount Recognized                                  2,044    1,625
                                                              ----------------
         Amounts Recognized in Balance Sheet
           Accrued Expenses - Current                         $   100        -
           Supplemental Retirement Plan                         3,049    2,482
           Intangible Asset                                    (1,105)    (857)
                                                              ----------------
           Net Amount Recognized                              $ 2,044  $ 1,625
                                                              ----------------
         Net Period Cost
           Service Cost - Benefits Earned During Period       $    39  $     -
           Interest Cost                                          271        -
           Amortization of Prior Service Cost                     109        -
                                                              ----------------
         Net Periodic Cost                                    $   419  $     -
                                                              ----------------
         Discount Rate                                            7.5%     8.0%
         Future Average Compensation Increases                      5%       5%

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

Note 9

Selected Quarterly Financial Information

(unaudited) (in thousands, except for per share data)

                                            Quarter ended

                  Dec. 31,  Sept. 30,  July 1,  April 1,  Dec. 31, Oct. 2,    July 3,  April 3,
                    2000       2000      2000     2000      1999     1999       1999      1999
Net Sales         $23,309    $17,408    $16,101  $15,150  $15,162   $12,017   $11,133   $12,325
-----------------------------------------------------------------------------------------------
Gross Profit      $ 6,922    $ 4,690    $ 4,060  $ 3,526  $ 4,173   $ 3,480   $ 3,299   $ 3,599
-----------------------------------------------------------------------------------------------
Income before tax $ 3,718    $ 2,135    $ 1,708  $ 1,369  $ 2,485   $ 1,677   $ 1,379   $ 1,391
-----------------------------------------------------------------------------------------------
Net income        $ 2,529    $ 1,440    $ 1,118  $ 1,008  $ 1,833   $ 1,133   $   896   $   933
-----------------------------------------------------------------------------------------------
Basic earnings
  per share       $   .40    $   .23    $   .18  $   .16  $   .30   $   .18   $   .15   $   .15
-----------------------------------------------------------------------------------------------
Diluted earnings
  per share       $   .39    $   .22    $   .17  $   .15  $   .28   $   .17   $   .14   $   .14
-----------------------------------------------------------------------------------------------

Note 10

Operations in Different Industries

        The Company operates in two business segments: The Aerospace-Electronics segment concentrates on the design and manufacture of specialized lighting and control systems for aircraft. These systems typically encompass the electrical circuitry, lighting and control fixtures as well as the light elements. System components include power supplies, battery-based backup systems, dimmers, keyboards, control panels and specialized lighting fixtures. The systems are typically used in aircraft cockpits (avionics systems), cabins (escape path systems), and exteriors (position lighting systems). Customers included well-known aircraft manufacturers, operators and avionics companies. The Aerospace-Electronics segment also manufactures electroluminescent lamps used primarily to backlight liquid crystal displays in a wide array of consumer electronics applications, including watches, pagers, cell phones and personal digital assistants.

        Astronics Printing-Packaging segment is the dominant North American manufacturer of stock folding cartons for small to medium size confectionery store operators. Custom folding cartons are also manufactured for a wide range of industrial and consumer products companies. This segment also custom prints invitations, napkins and accessories for all social and business events. Printed office products include business cards, post cards and presentation folders. The Company is a dominant provider of custom folding boxes in chosen markets.

        In 2000 and 1999, approximately 44% and 12% respectively, of Aerospace and Electronics' sales were to the US government. Corporate assets consist mainly of cash, cash equivalents and furniture and equipment.

                                                                        (in thousands)
                                 Aerospace and      Printing and
                                  Electronics         Packaging       Corporate      Consolidated
   ----------------------------------------------------------------------------------------------
   Sales to external customers:
         2000                       $45,504            $26,464         $      -         $71,968
         1999                        26,312             24,325                -          50,637
         1998                        23,884             22,189                -          46,073
   ----------------------------------------------------------------------------------------------
   Interest expense, net:
         2000                       $   350            $    50         $    278         $   678
         1999                           (51)                78              230             257
         1998                             4                105              267             376
   ----------------------------------------------------------------------------------------------
   Income before taxes:
         2000                       $ 4,977            $ 3,865         $     88         $ 8,930
         1999                         2,982              3,544              406           6,932
         1998                         3,694              2,840              184           6,718
   ----------------------------------------------------------------------------------------------
   Identifiable assets:
         2000                       $38,653            $26,455         $  1,912         $67,020
         1999                        30,831             26,445            2,576          59,852
         1998                        18,484             24,262              961          43,707
   ----------------------------------------------------------------------------------------------
   Capital expenditures:
         2000                       $ 2,428            $ 1,316         $    237         $ 3,981
         1999                         9,650              4,957                -          14,607
         1998                         3,796              5,872               18           9,686
   ----------------------------------------------------------------------------------------------
   Depreciation and amortization:
         2000                       $ 1,414            $ 2,938         $     62         $ 4,414
         1999                           883              2,754               51           3,688
         1998                           715              2,360               39           3,114
   ----------------------------------------------------------------------------------------------
   Sales by geographic locations:
   2000     North America           $36,244            $26,373          $     -         $62,617
            Europe                    4,197                  4                -           4,201
            South America             1,497                  -                -           1,497
            Other                     3,566                 87                -           3,653
                                    -------------------------------------------------------------
                                    $45,504            $26,464                -         $71,968
   ----------------------------------------------------------------------------------------------
   1999     North America           $19,529            $24,236          $     -         $43,765
            Europe                    3,009                  5                -           3,014
            South America               996                  2                -             998
            Other                     2,778                 82                -           2,860
                                    -------------------------------------------------------------
                                    $26,312            $24,325          $     -         $50,637
   ----------------------------------------------------------------------------------------------
   1998    North America            $16,899            $22,138          $     -         $39,037
            Europe                    3,609                  3                -           3,612
            South America             1,807                  -                -           1,807
            Other                     1,569                 48                -           1,617
                                    -------------------------------------------------------------
                                    $23,884            $22,189          $     -        $ 46,073
   ----------------------------------------------------------------------------------------------

To the Shareholders and Board of Directors of Astronics Corporation

        We have audited the accompanying consolidated balance sheets of Astronics Corporation as of December 31, 2000 and 1999, and the related consolidated statements of income, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

        In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Astronics Corporation at December 31, 2000 and 1999 and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

Buffalo, New York
January 19, 2001

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

        The Company maintains an accounting system which includes controls designed to provide reasonable assurance as to the integrity and reliability of the financial records and the protection of assets. The role of Ernst & Young LLP, the independent auditors, is to provide an independent examination of the consolidated financial statements and the underlying transactions in accordance with generally accepted auditing standards.

        The Audit Committee of the Board of Directors, composed solely of directors who are not members of management, meets periodically with management and the independent auditors to ensure that their respective responsibilities are properly discharged.

Kevin T. Keane President and Chief Executive Officer	C. Anthony Rider Vice President-Finance, Treasurer and Chief Financial Officer

FIVE YEAR COMPARISON OF SELECTED FINANCIAL DATA

                                             (in thousands, except per share data)

                                          2000      1999    1998      1997      1996

For the year:
    Sales                               $71,968   $50,637  $46,073   $40,972  $38,371
    Net income                            6,095     4,795    4,304     3,551    2,657
    Per share:
      Basic earnings per share              .97       .78      .71       .59      .45
      Diluted earnings per share            .93       .73      .66       .55      .42
      Shares used in computation of basic
         earnings per share               6,265     6,167    6,094     6,046    5,851
      Shares used in computation of diluted
         earnings per share               6,577     6,538    6,524     6,452    6,320

At end of year:
      Total assets                      $67,020   $59,852  $43,707   $30,241  $29,865
      Net investment in property,
        plant and equipment              36,216    36,169   24,994    18,160   17,642
      Working capital                    13,721     5,443    6,305     4,299    2,855
      Long-term debt                     17,746    15,947   12,108     3,304    5,398
      Shareholders' equity               34,190    27,837   22,730    18,198   14,842

Stock Prices

The adjacent table sets forth the range of prices for the
Company's Common Stock, traded on the Nasdaq
National Market System, for each quarterly period during
the last two years. The approximate number of
shareholders of record as of February 2, 2001 was 950.

         --------------------------------------------------
                                2000               1999
         First            $7.95  - $10.91   $7.98  - $10.40
         Second            7.38  -  10.00    7.27  -   9.55
         Third             8.41  -  10.00    6.08  -  11.48
         Fourth            9.72  -  12.00    6.82  -  10.23
         --------------------------------------------------

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following table sets forth an income statement with percentage of net sales and the percentage increase (decrease) of such items as compared to the prior period.

                                       2000             1999               1998        period to period
                                 -------------------------------------------------------------------------
(dollars in thousands)              $       %        $        %        $        %    1999-2000     1998-99
Net sales
    Aerospace and Electronics    $45,504  63.2    $26,312    52.0   $23,884   51.8     72.9%         10.2%
    Printing and Packaging        26,464  36.8     24,325    48.0    22,189   48.2     8.8%           9.6%
----------------------------------------------------------------------------------
                                  71,968 100.0     50,637   100.0    46,073  100.0    42.1%           9.9%
Cost of goods sold                52,770  73.3     36,086    71.3    31,214   67.7    46.2%          15.6%
Selling, general and
  administrative expenses          9,590  13.3      7,362    14.5     7,765   16.9    30.3%          (5.2)%
----------------------------------------------------------------------------------
     Operating Income              9,608  13.4      7,189    14.2     7,094   15.4    33.6%           1.3%

Other deductions:

    Interest expense, net            678   1.0        257      .5       376     .8   163.8%         (31.7)%
----------------------------------------------------------------------------------
    Income before taxes            8,930  12.4      6,932    13.7     6,718   14.6    28.8%           3.2%

Provision for income taxes         2,835   3.9      2,137     4.2     2,414    5.2    32.7%         (11.5%)
-----------------------------------------------------------------------------------------------------------
    Net income                   $ 6,095   8.5    $ 4,795     9.5   $ 4,304    9.4    27.1%          11.4%
-----------------------------------------------------------------------------------------------------------

Net Sales

        Total sales for the year 2000 grew 42.1% over 1999 levels. The dollar value of the sales growth was over $21 million. The Aerospace and Electronics segment accounted for $19 million of this increase primarily as a result of the $15 million dollar increase in shipments related to our night vision cockpit modification program with the USAF for the F-16. Net sales from the F-16 program were $18.3 million in 2000. The balance of this segments' revenue increase for the year was $4.4million -- a robust 19%. Our acquisition of our Quebec operations in May comprised $1.9 million of this. In addition our MaxEL lamp business contributed a significant portion as it grew to $2.9 million for the year, an increase of $1.4 million. Printing and Packaging's $2 million sales increase was mostly in custom products.

        Sales increased 9.9% in 1999 and were balanced between Aerospace and Electronics (52%) and Printing and Packaging (48%). Sales in the Aerospace and Electronics segment increased 10.2%. In 1999, the company realized $3 million from the F-16 program. In addition, sales of its lamps increased 22%. Other product lines grew between 5% and 10 % except for emergency egress lighting systems, formation lighting systems and inverters, which experienced sales decreases. The Company's revenue for nonrecurring engineering charges decreased $500,000 in 1999. In the Printing and Packaging segment sales increased 9.9% in 1999. This growth was in the custom designed boxes for customers in the confectionery, pharmaceutical and consumer product markets.

Expenses

        As a result of product mix, cost of products sold increased to 73.3% of sales in 2000 which reduced gross margins by 2% over the 1999 levels. In Aerospace and Electronics, margins were dampened by the ramp-up of the F-16 program. The impact of this was most acute during the first three quarters of 2000 to be offset, in the fourth quarter, as a result of production volume as well as some improvements in F-16 production efficiencies. In the Printing and Packaging segment margins were slightly lower because of the increased levels of custom business.

        The gross margin in 1999 was 28.7% compared to 32.3% for 1998. The product mix change resulting from the growth in Aerospace and Electronics sales accounted for most of this reduction. The direct costs on the F-16 program were higher than that experienced in other product lines. For example, material usage as a percent of sales was 23.2% in 1999 compared with 21.1% in 1998, which reflects the higher material content of the F-16 program.

        Selling, general and administrative expenses have decreased as a percentage of sales in both 2000 and 1999. The majority of these costs are for employee services, marketing expenses and operating supplies, which the company has been able to contain in proportion to sales growth.

        Operating income increased by $2,419,000 in 2000, a 33.6% increase compared to 1999. This was driven by sales volume, offset slightly by the reduced margins on sales. In 1999 operating income increased $95,000, a modest 1.3% increase over the 1998 level, as most of the sales increase was offset by the lower margins experienced in 1999 compared to 1998.

Interest Expense

        Interest expense was up in 2000 due to rate increases and increased debt levels. For each of the three years in the period ended December 31, 2000 interest expense as a percent of sales was 1% or less.

Income Before Taxes

        Income before taxes increased by $1,998,000 in 2000, a 28.8% increase compared to 1999. Similarly to operating income, this increase was driven by sales volume, offset slightly by the reduced margins on sales. In 1999 income before taxes increased $214,000, an increase of 3.2% over the 1998 level, which exceeded the increase in operating income due to lower interest costs.

Income Taxes

        The Company's effective tax rate in 2000 was 31.7% up from the 30.8% effective rate realized in 1999. Both 2000 and 1999 compare favorably to 1998's effective rate of 35.9%. The effective tax rate in 2000 benefited from research and development credits and New York State investment tax credits while the 1999 rate benefited from a reduction in the valuation allowance for New York State investment tax credits.

Liquidity

        Cash provided by operating activities in 2000 was $2,209,000 as compared to $10,080,000 in 1999 and $6,316,000 in 1998. In 2000 working capital components consumed over $8,000,000 in cash to support the company's growth. The increase in cash from operating activities in 1999 compared to 1998 is mainly due to the timing of paying vendor payables.

        Our capital expenditures were down sharply in 2000 to just under $4 million compared to over $14million in 1999 and nearly $10 million in 1998. We started the construction of the first of two new facilities for our Aerospace and Electronics segment in August of 1998. This facility was completed in 1999 while the second facility was started and completed in early 2000. The reduction in capital expenditures in 2000 was somewhat offset by $3,616,000 expended for acquisitions. Financing activities in 2000 reflect the use of our revolving line of credit for the acquisitions. While in 1999 and 1998 the most significant financing activities were the industrial development bonds related to the new Aerospace and Electronics facilities.

        The Company maintains an unsecured revolving line of credit for $12,000,000 with interest at either the bank's prime rate or LIBOR plus 60 basis points. At June 30, 2004 the Company can convert the outstanding balance to a four-year term loan. The outstanding balance was $4,133,000, $1,400,000, and $3,800,000 at December 31, 2000, 1999, and 1998, respectively.

        The Company believes that the cash generated from operations combined with borrowing capacity under its Revolving Line of Credit are adequate to fund the needs for working capital and capital expenditures as forecasted for year 2001 operations.

Dividends

        In October 2000 and 1998, the Company paid a ten percent share distribution. The Company believes that its current investment programs (investments in increased capacity, technologies, processes and equipment, acquisitions, the reduction of debt, and the possible purchase of outstanding stock) are important uses of cash, and are in the best long-term interest of its shareholders. Therefore, there are no plans to institute a cash dividend program.

Backlog

        At December 31, 2000 and 1999, the Company's backlog was just over $40,000,000, compared to approximately $30,000,000 at December 31, 1998. Nearly 95% of the backlog is in Aerospace and Electronics. Approximately $35,000,000 of the December 31, 2000 backlog is scheduled to ship in 2001.

Commitments

        At December 31, 2000, the Company had outstanding capital expenditure commitments of approximately $4,100,000, compared to $3,300,000 at December 31, 1999, and compared to $7,100,000 at the end of 1998. The major outstanding commitment is for new production equipment for Printing and Packaging. The Company also has normal outstanding purchase orders for raw materials and supplies necessary to carry on the business. The Company is not aware of any commitments in excess of today's market values nor in excess of quantities that will be used in normal operations. The Company is not aware of any contingent liabilities not provided for in its financial statements.

Market Risk

        The Company is subject to market interest rate risk from exposure to changes in interest rates based upon its financing, investing and cash management activities. The Company utilizes a mix of debt maturities along with both fixed-rate and variable-rate debt to manage its exposure to changes in interest rates. At December 31, 2000, most of the Company's debt was variable rate. The Company does not expect changes in interest rates to have a material adverse effect on its income or its cash flows in 2001. However, there can be no assurances that interest rates will not significantly change in 2001. A change of one percent in the interest rate would cause a change in interest expense for the year 2001 of approximately $125,000, net of taxes.

        Foreign currency risk is not material because nearly all the Company's sales and purchases are denominated in US dollars. The net asset portion of the Company's Canadian operation does not pose a significant risk to exchange fluctuations.

        The Company purchases paperboard for its Printing and Packaging segment. This amounts to approximately 20 percent of sales. The Company's backlog is normally less than 30 days of sales. The Company has inventory on hand for approximately one month's usage. Price changes in paperboard purchases would have a nominal effect on margins as each new order is quoted to reflect the current cost of the raw material, The Company purchases no other raw material or product component that, by itself, would have a material effect on the success of the Company as a result of pricing changes.

        The company currently has adequate sources of supply for microencapsulated phosphor used in the MaxEL lamp product line.

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

John B. Drenning
Secretary, Director,
Astronics Corporation
Partner in the law firm
Hodgson Russ LLP

Peter J. Gundermann
Director, Astronics Corporation,
President, Luminescent Systems, Inc.

Daniel G. Keane
Director, Astronics Corporation,
President, MOD-PAC CORP

Kevin T. Keane
Chairman of the Board, President
and Chief Executive Officer,
Director, Astronics Corporation

Robert J. McKenna
Director, Astronics Corporation
President, Acme Electric Corporation

OFFICERS

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

James S. Kramer
Vice President, Luminescent Systems, Inc.

Richard Miller
Vice President, Luminescent Systems, Inc.

Phillip C. Rechin
Vice President-Sales, MOD-PAC CORP

C. Anthony Rider
Vice President-Finance and Treasurer,
Chief Financial Officer, Astronics Corporation

Diane M. Sims
Vice President-Marketing, Krepe-Kraft

STOCK EXCHANGE LISTING

The Company's stock trades on the Nasdaq National Market tier of The Nasdaq Stock Market under the symbol ATRO.

TRANSFER AGENT AND REGISTRAR

American Stock Transfer and Trust Company
New York, New York

ATTORNEYS

Hodgson Russ LLP
Buffalo, New York

INDEPENDENT AUDITORS

Ernst & Young LLP
Buffalo, New York

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

FORM 10-K ANNUAL REPORT

The Company's Form 10-K Annual Report to the Securities and Exchange Commission provides certain additional information. A copy of this report may be obtained upon request to Shareholder Relations, Astronics Corporation, 1801 Elmwood Avenue, Buffalo, NY 14207

CONTACT INFORMATION

Astronics Corporation
1801 Elmwood Avenue
Buffalo, New York 14207

Web Site: www.astronics.com

E-mail: invest@astronics.com

COMPANIES OF ASTRONICS

Printing and Packaging:
Krepe-Kraft,
Blasdell, New York
MOD-PAC CORP
Buffalo, New York

Aerospace and Electronics:
Luminescent Systems Inc.,
Lebanon, New Hampshire
East Aurora, New York
Luminescent Systems Europe
B.V. B.A., Brussels, Belgium
LSI-Quebec
Dorval, Quebec
Canada

ANNUAL MEETING

April 26, 2001 - 10:00 A.M.
Luminescent Systems Incorporated
130 Commerce Way
East Aurora, New York

PRESS RELEASES AND INVESTOR CONFERENCE CALLS

In an effort to provide efficient and cost-effective communications to our shareholders, we are mailing copies of all Press Releases directly to our shareholders of record on the day of the release. These Press Releases will carry appropriate financial data, when applicable. The Press Release dates for the 2001 quarterly results are:

First Quarter - April 25, 2001
Second Quarter - July 26, 2001
Third Quarter - October 25, 2001
Fourth Quarter - January 31, 2002

Conference calls are scheduled for 11:00 am on the above dates.