Form 10-K, Exhibit 13
period 2001-12-31
ASTRONICS CORP
filed 2002-03-27
CIK 8063

ASTRONICS CORPORATION
ANNUAL REPORT 2001

Astronics Corporation

Astronics Corporation is a diversified manufacturer operating in two business segments.

The Aerospace-Electronics segment is a world wide leader and provider of specialized lighting and control systems for the aircraft industry. Our systems can be found in an extensive list of military, commercial and business jets.

Astronics' Printing-Packaging segment is an industry leader that produces stock and custom folding cartons for a wide range of industrial and consumer products companies. This group also specializes in business office products and custom social accessories.

Both segments have been part of Astronics for nearly 30 years - a diversification strategy that has served us well. Today these diverse business segments represent our core business.

Uncertain times, such as the US manufacturing economy is currently experiencing, have reaffirmed the importance of our diversity. Each segment has, in the last few years, expanded its product offerings and market channels - dramatically increasing their strength and long-term prospects for growth.

For the fourth year in a row, Astronics has been named as one of the Forbes "200 Best Small Companies".

ON THE COVER

The cover of this year's annual report displays our new corporate logo. This identity signifies some of the primary characteristics which Astronics has been built upon. Strength, diversity and progression into a dynamic future.

As the company grows and solidifies a presence among the global marketplace, we felt it was fitting to introduce a signature to reflect this. We hope you like it.

<PAGE 3>

MESSAGE TO OUR SHAREHOLDERS

            We are pleased to report record sales and earnings for the 2001 year. EBITDA (earnings before interest, taxes, depreciation and amortization) was more than 20 percent of net sales. Our debt is at favorable interest levels and under 27 percent of capitalization with increasing cash balances and a return on beginning 2001 equity of 19 percent.

            But, not withstanding this, the terror and tragedy of September 11 has affected us, and we also have experienced negative impacts from the worst economy in the last twenty years. The commercial and business jet aircraft business sharply slowed since September, industrial customers during the year have consumed their inventories and slowed purchases, and products we make for personal digital devices have all but stopped during 2001 as a business.

            As a whole we continue to gain significantly and in some cases substantially in our business capabilities, technology, and process competencies opportunity for higher than industry's expectations for growth and development. While not all goals were reached during the year, our total success was one of new records. Most of our core business areas continue to gain ground and provide increasing success for the company. A number of astute observers of our Company have noted a potential downturn after the third quarter of 2002, in overall shipments by reason of the completion of our large F-16 contract. Based on currently landed business and expectations for existing, emerging and new business during 2002, we will overrun most or all of the completion of the F-16 program as we reasonably have overcome the downward pressures of 2001, particularly the fourth quarter.

            The key drivers for this remain our persistent commitment to broaden our product lines, create systems integration solutions rather than just product offerings, successfully integrate state of the art technologies and make a substantial thrusts into new markets such as the global short run digital to print industry utilizing our unique state of the art process technology. This particular initiative, for example, is currently and in the future expected to grow with compound rates that may approximate 50 percent a year and rapidly become the major growth driver for our Printing-Packaging segment.

            None of this is possible without the dedication, and support of our many employees, suppliers, customers and shareholders. Together you provide the critical matrix that allows our insight and initiative to thrive.

            We are going to face new and significant opportunities and challenges in 2002 and beyond, and are confident that the future holds many new successes for us. We look forward to the process.

Kevin T. Keane
President and Chief Executive Officer, Astronics
January 31, 2002

            2001 was a very strong year for our Aerospace and Electronics business, with new records set in most every important category. Compared to 2000, sales grew 20% to $54.5 million, and pretax income grew 40% to $7 million.

            Our performance resulted from a broad range of initiatives pursued in recent years, but clearly the most important was the continued strength of our program to provide the U.S. Air Force with F-16 lighting systems compatible with night vision goggles. This program accounted for $24 million in shipments for the year.

            All of our major product areas had a solid year with strong customer relationships maintained across the product line. We found success with many of the new products and capabilities we introduced during the year including first wins in the flight simulator and military land vehicle markets.

            Despite our satisfaction with 2001, the year ended with concern. Widespread economic weakness and the recent terrorist attacks in New York City and Washington D.C. have cast a shadow on expectations for 2002. Further, the production phase of our F-16 night vision program is scheduled to end in the second half of the year.

            Still, we believe we are increasingly well-positioned for a bright and successful future. We take satisfaction in our diversified business base as our sales are spread across the military aviation, commercial transport, and business jet segments of the aerospace industry. Consequently, we believe we are well positioned to prosper in today's turbulent economic times.

Peter J. Gundermann
President, Luminescent Systems, Inc.
January 31, 2002

            Printing-Packaging had a strong year of growth in 2001. Net sales grew by 17 percent to reach $30.8 million. We continue to leverage our world-class capabilities into new markets. We have a long history of short-run production in both the packaging and social stationery industries. In partnership with Internet distributors, we are aggressively pursuing opportunities in the short run commercial print industry. Our net sales in this exciting new market segment grew to over $3 million in 2001 - a 400 percent increase over our 2000 sales of $.7 million. We are well positioned for continued strong growth in Internet based sales.

            We see tremendous growth potential from our short run commercial print market channel over the next five to ten years. We believe the market will undergo rapid consolidation as the Internet facilitates remote sales and service to small print buyers. Our world class printing capabilities enable us to become one of the prime consolidators in the industry.

            We also continue to outpace the industry in our packaging operation. The folding carton markets had a soft year, however, we were able to continue our expansion throughout the Northeast. Our commitment to advanced technology has allowed us to build a highly efficient operation that allows us to compete very effectively in this consolidating industry. Although the packaging industry as a whole grows at an inflationary rate of 2-3 percent per year, we have successfully increased our operations over 10 percent per year for the last 30 years. We expect our industry outperformance to continue as we successfully execute our strategy.

            We look forward to another strong year in 2002.

Daniel G. Keane
President, MOD-PAC CORP
January 31, 2002

<PAGE 4>

AEROSPACE-ELECTRONICS

Highlights for 2001:

  20% increase in Net Sales reaching $54.5 million

  Pre-Tax Earnings up 40% over 2000

  Over $24 million in shipments for the F-16 NVIS program

  Expansion of Canadian facility to accommodate increased international sales

  Operations for our Aerospace-Electronics segment are conducted through our Luminescent Systems, Inc. subsidiary, which we refer to as "LSI." LSI primarily designs, manufactures, and markets specialized lighting and control systems for aircraft use. Our aircraft lighting products can be broken into three different categories: cockpit, cabin and exterior lighting systems. Our expertise centers on our knowledge of aircraft operating environments and the performance characteristics of various lighting technologies including incandescent, light-emitting diodes, electroluminescent and photoluminescent. We also manufacture a full range of supporting electronics to drive the lighting systems including power supplies, dimmers, ambient light sensors and inverters. Our expertise in packaging these lighting elements and controls brings solutions to our customers.

  LSI sells to airframe manufacturers, avionics companies, airlines and the U.S. Government. Our products are found on commercial transports, business and general aviation aircraft, and military aircraft. The aerospace industry is a relationship industry that is characterized by long-term design production programs. As a result, we enjoy relationships, some exceeding 20 years, with customers throughout the industry. Our success in cultivating these relationships is due in large part to our responsive as well as cost-effective manufacturing and engineering capabilities.

  Speed and flexibility are critical to our manufacturing operations. Speed allows us to respond to opportunities in the market faster than our competitors and address the needs of existing customers, while flexibility allows us to provide customized manufacturing solutions to the specialized needs of our customers. Over time, our speed and flexibility enhance the value of our customer relationships thereby creating a competitive advantage as customers come to depend on us for future product developments.

  We continue to leverage the capabilities developed under the F-16 program and seek other international military night vision opportunities and non-aerospace military programs such as ground assault vehicles. We also plan to leverage these capabilities for use in the commercial section. In addition, we are developing a steady stream of spare parts business as a result of the F-16 program.

  LSI sells cockpit and external lighting systems for military aircraft and, to a lesser extent, cabin escape systems. We are participating in several large programs expected to commence in the near future for the F-22, V-22 and JPATS manufactured by Lockheed, Boeing, and Raytheon, respectively. We will continue to pursue both new and retrofit design upgrades including the lighting system to upgrade to night vision goggle compatibility. Examples include the F-16 fleet upgrade, which we are currently working on, and the C-130 AMP program recently awarded to Boeing, a portion of which we expect to fulfill.

  <PAGE 5>

  At LSI, we will continue to work closely with leading manufacturers including Collins, Honeywell, Smiths Industries, Talis Systems and Universal Instruments, all of which are important LSI customers. These companies mount our keyboards and indicator panels to the front of their assemblies and then ship them to the airframe manufacturers for installation in an aircraft.

  We sell cockpit lighting systems to leading business jet and general aviation airframe manufacturers including Raytheon, Cessna and Lear Jet. Growth in the market was strong in recent years and is predicted to remain strong as a result of technological innovation, such as that envisioned by the anticipated 2003 certification of the Eclipse, and continued growth in fractional ownership programs, which are emerging as important distribution channels for business jets.

  LSI primarily sells cabin lighting systems to leading commercial transport manufacturers including Boeing, Airbus, Bombardier and Embraer. We continue to focus our resources to address the expected growth of new and replacement regional jets, as well as new full-sized models.

  LSI also sells emergency escape path systems to over 250 airlines around the world including United Airlines, Virgin Atlantic, Air France, Qantas, Singapore Airlines and Cathay Pacific, making us a leading supplier of this product line.

  Our goal is to increase market share and outperform the industry in both revenue growth and profits.

  We believe we can achieve this by:

  Systematically identifying and pursuing the most promising customer projects in our targeted markets.

  Expanding our product line offerings to leverage our existing relationships with airframe manufacturers.

  Capitalizing on industry outsourcing trends.

  <PAGE 6>

  PRINTING-PACKAGING

  Highlights for 2001:

  Annual net sales up 17% totaling over $30.8 million

  Achieved a growth rate at ten times the industry average

  Internet sales increased 400 percent over 2001

  Principal operations for our Printing-Packaging segment are conducted through our MOD-PAC subsidiary and its Krepe-Kraft division. Our Printing-Packaging business primarily designs, manufactures and markets standard, which we refer to as "stock boxes," and custom folding cartons, printed office products and quick print imprinted items including custom printed invitations, napkins and accessories for all social and business events. By possessing all capabilities in-house, we provide optimum efficiency and quality while retaining a wide range of flexibility. By providing high quality products at a competitive price on a just-in-time basis, we have achieved a leadership position in our targeted markets. We strive to become the sole or preferred supplier for most of our market customer base. We focus primarily on the pharmaceutical, healthcare, food, confectionery, and automotive industries, where packaging requirements are more complex and demanding due to variations in packaging materials, shapes and sizes, custom colors, varying storage conditions and marketing enhancements.

  In addition to increasing sales with our existing customers, we attract new customers by capitalizing on our quick cycle times, reduced inventory and increased print sophistication. Our early adoption of technological advancements and our highly focused business strategy have created a significant opportunity to address the needs of the quick print market.

  We are expanding our presence in the quick print markets via a new ten year exclusive partnership with VistaPrint Corporation, an internet distributor. We are carefully aligning VistaPrint's internet capabilities with our specific workflow processes. VistaPrint offers online design of stationery needs including business cards, letterhead and postcards. We produce and ship VistaPrint's orders directly to its customers in 2 to 3 days. We handle in excess of 10,000 orders per day. VistaPrint is initially targeting the rapidly growing global Small Office/Home Office market in the U.S., and in September of 2001, launched web sites in the United Kingdom and Germany.

  MOD-PAC sells a comprehensive line of stock boxes available for same day shipment from our catalog. Customers can order as little as 50 units or as much as a truckload. In addition, we personalize our packaging with imprinting and graphic designs.

  Our custom packaging products meet the unique requirements of our customers such as protective structure, marketing aesthetics and product differentiation. Moreover, we facilitate the design and manufacturing of specialized products through utilization of advanced computer aided design and manufacturing systems.

  We offer various lines of printing products for both commercial and retail use. Our commercial products include a line of business cards, letterhead, post cards and folders, available in stock and custom versions. Our retail products include custom print invitations, napkins and accessories for all social and business events.

  <PAGE 7>

  At MOD-PAC CORP we differentiate ourselves by offering a comprehensive line of solutions that address the specialized needs of our customers. As key elements of our operating strategy, we:

  Offer our products and services to selected markets. We are building our success by providing quick print and packaging services to targeted markets that offer attractive margins and growth opportunities. Each of our targeted markets are characterized by significant customer service requirements.

  Maintain product and technological leadership through continued development and innovation. We will continue to invest in leading technology to maintain our competitive advantage in the current market, as well as position ourselves to capitalize on future technological innovation in the printing and packaging industry. Through our investments in leading technology, we believe we can strengthen our manufacturing capabilities and capture market share.

  Provide one-stop shopping printing and packaging services. We are increasing our efforts to integrate our smaller personalized imprinting and finishing division with our larger printing and packaging capabilities, enabling us to fully service customers when they have very small print runs. We continuously look to add value and meet additional customer needs, thus strengthening relationships.

  <PAGE 8>

  ASTRONICS CORPORATION

  Consolidated Financial Statements

  CONSOLIDATED STATEMENT OF INCOME

(In thousands, except per share data)	Year ended December 31,
	2001	2000	1999

Net Sales	$85,377	$71,968	$50,637
Cost and Expenses
Cost of products sold	64,032	52,770	36,086
Selling, general and administrative expenses	10,874	9,590	7,362
Interest expense, net of interest income of $199, $200 and $142	520	678	257
	75,426	63,038	43,705

Income Before Taxes	9,951	8,930	6,932

Provision for income taxes	3,453	2,835	2,137

Net Income	$ 6,498	6,095	$ 4,795

Earnings per Share

Basic	$ .81	$ .78	$ .62

Diluted	$ .78	$ .74	$ .59

  See notes to financial statements.

  <PAGE 9>

  CONSOLIDATED BALANCE SHEET

	December 31,
(In thousands, except share data)	2001	2000
Current Assets
Cash and cash equivalents	$9,176	$45
Accounts receivable, net of allowance for doubtful accounts of $248 in 2001 and $182 in 2000	11,828	12,837
Inventories	9,012	10,521
Prepared expenses	564	512
Total Current Assets	30,580	23,915

Property, Plant and Equipment, at cost
Land	1,505	1,505
Buildings and improvements	19,187	19,014
Machinery and equipment	38,190	36,928
Construction in progress	200	--
	59,082	57,447
Less accumulated depreciation and amortization	25,097	21,321
Net Property, Plant and Equipment	33,985	36,216

Unexpended Industrial Revenue Bond Proceeds	644	1,701

Other Assets	5,838	5,188
	$71,047	$67,020
Current Liabilities
Current maturities of long-term debt	1,147	$1,276
Accounts payable	4,244	5,583
Accrued payroll and employee benefits	2,567	2,335
Other accrued expenses	637	573
Income taxes	339	427
Total Current Liabilities	8,934	10,194

Long-term Debt	15,819	17,746
Supplemental Retirement Plan	3,868	3,049
Other Liabilities	682	609
Deferred Income Taxes	1,073	1,232

Shareholders' Equity
Common Stock, $.01 par value Authorized 10,000,000 shares, issued 5,975,409 in 2001; 5,434,403 in 2000	60	54
Class B Stock, $.01 par value Authorized 5,000,000 shares, issued 2,524,432 in 2001; 1,190,753 in 2000	25	12
Additional Paid-in Capital	3,433	3,100
Accumulated Other Comprehensive Income	35	7
Retained Earnings	38,278	31,809
	41,831	34,982

Less Treasury Stock: 414,669 shares in 2001; 318,260 shares in 2000	1,160	792
Total Shareholders' Equity	40,671	34,190
	$71,047	$67,020

  See notes to financial statements.

  <PAGE 10>

  CONSOLIDATED STATEMENT OF CASH FLOWS

	Year ended December 31,
(in thousands)	2001	2000	1999

  Cash Flows from Operating Activities
          Net income
          Adjustments to reconcile net income to net cash
                   provided by operating activities:
                   Depreciation and amortization
                   Provision for doubtful accounts
                   Provision for deferred taxes
                   Loss on disposal of assets
                   Cash flows from changes in operating assets
                       and liabilities, net of the effect of acquired or
                       sold business:
                       Accounts receivable
                       Inventories
                       Prepaid expenses
                       Accounts payable
                       Accrued expenses
                       Income taxes
                    Supplemental retirement plan and other liabilities

	$ 6,498 4,445 95 (183) 31 914 1,509 (52) (1,339) 296 (88) 564	$ 6,095 4,248 54 129 - (5,086) (1,029) 8 (3,317) 348 319 440	$ 4,795 3,688 (60) 180 - (1,357) (3,786) 774 5,621 165 (181) 241
Net Cash provided by Operating Activities	12,690	2,209	10,080

Cash Flows from Investing Activities Proceeds from sale of assets Change in other assets Capital expenditures Net payment for assets acquired	40 (271) (2,265) -	482 (573) (3,981) (3,616)	68 (527) (14,607) -
Net Cash used by Investing Activities	(2,496)	(7,688)	(15,066)

  Cash Flows from Financing Activities
                  New long-term debt
                  Principal payments on long-term debt
                  Unexpended industrial revenue bond proceeds
                  Proceeds from issuance of stock
                  Fractional shares paid on stock distribution
                  Purchase of stock for treasury

	150 (2,225) 1,057 428 (12) (461)	3,533 (1,220) 1,807 273 (7) (15)	7,000 (2,845) 1,149 312 - -
Net Cash (used in) provided by Financing Activities	(1,063)	4,371	5,616

Net increase (decrease) in cash and cash equivalents	9,131	(1,108)	630

Cash and Cash Equivalents at Beginning of Year	45	1,153	523
Cash and Cash Equivalents at End of Year	$9,176	$ 45	$1,153

Disclosure of Cash Payments for: Interest Income taxes	$ 760 $3,748	$ 851 $2,492	$ 373 $2,134

  See notes to financial statements.

  CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

  (dollars and shares in thousands)

	Common Stock		Class B Stock		Treasury Stock
	Shares Issued	Par Value	Shares Issued	Par Value	Shares	Cost	Paid-In Capital	Accumulated Other Comprehensive Income	Retained Earnings	Comprehensive Income
Balance at December 31, 1998	5,225	$ 52	694	$ 7	349	$ 942	$2,681	$ ---	$20,932
Net Income for 1999									4,795	$4,795
Treasure Stock Sold					(30)	(80)	153
Exercise of Stock Options	76	1					78
Class B Stock converted to Common Stock	26	-	(26)	-
Balance at December 31, 1999	5,327	$ 53	668	$ 7	319	$ 862	$2,912	$ ---	$25,727

Net Income for 2000									6,095	$6,095
Currency Translation Adjustments								7		7
Total Comprehensive Income										$6,102
Stock Distribution			600	6	29				(13)
Treasury Stock Sold					(31)	(85)	142
Treasury Stock Purchased					1	15
Exercise of Stock Options	29		1				46
Class B Stock converted to Common Stock	78	1	(78)	(1)
Balance at December 31, 2000	5,434	$ 54	1,191	$ 12	318	$ 792	$3,100	$ 7	$31,809

Net Income for 2001									6,498	$6,498
Currency Translation Adjustments								(17)		(17)
Interest Rate Swap Adjustments (net of income taxes of $28)								45		45
Total Comprehensive Income										$6,526
Stock Distribution			1699	17	84				(29)
Treasury Stock Sold					(28)	(93)	137
Treasury Stock Purchased					41	461
Exercise of Stock Options	159	2	16				196
Class B Stock converted to Common Stock	382	4	(382)	(4)
Balance at December 31, 2001	5,975	$ 60	2,524	$ 25	415	$1,160	$3,433	$ 35	$38,728

  See notes to financial statements

  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

  Note 1

  Summary of Significant Accounting Principles and Practices

  Principles of Consolidation

  The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All intercompany transactions and balances have been eliminated.

  Revenue and Expense Recognition

  Revenue is recognized on the accrual basis, i.e., at the time of shipment of goods. There are no significant contracts allowing for right of return. The Company performs periodic credit evaluations of its customers' financial condition and generally does not require collateral. Freight charges from carriers that are billed directly to customers are deducted from sales to arrive at net sales. All other shipping and handling costs are expensed as incurred and are included in costs of products sold. Sales exclude discounts and allowances. The Company accounts for its stock-based awards using the intrinsic value method in accordance with Accounting Principles Board Opinion No. 25 and its related interpretations.

  Cash and Cash Equivalents

  All highly liquid instruments with a maturity of three months or less at the time of purchase are considered cash equivalents.

  Inventories

  Inventories are stated at the lower of cost or market, cost being determined in accordance with the first-in, first-out method. Inventories at December 31 are as follows:

	(in thousands)
	2001	2000
Finished Goods	$ 2,201	$ 2,740
Work in Progress	1,244	1,564
Raw Material	5,567	6,217
	$ 9,012	$ 10,521

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

  Goodwill

  Goodwill, which is included in other assets, represents the excess of purchase price over the fair value of net tangible assets acquired, net of accumulated amortization, and amounted to $2,464,000 and $2,698,000 at December 31, 2001 and 2000, respectively. Accumulated amortization amounted to $727,000 and $559,000 at December 31, 2001 and 2000, respectively. Goodwill is amortized principally over 15 years on a straight-line basis, starting in the year of acquisition.

  Income Taxes

  The Company recognizes deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial reporting and tax basis of assets and liabilities. Deferred tax assets are reduced, if deemed necessary, by a valuation allowance for the amount of tax benefits which are not expected to be realized.

  <PAGE 13>

  Earnings Per Share

  Earnings per share computations are based upon the following table:

	(in thousands, except per share data)
	2001	2000	1999
Net Income	$6,498	$6,095	$4,795
Basic earnings per share weighted average shares,	8,052	7,831	7,709
Net effect of dilutive stock options	294	390	463
Diluted earnings per share weighted average shares	8,346	8,221	8,172
Basic earnings per share	$0.81	$0.78	$0.62
Diluted earnings per share	$0.78	$0.74	$0.59

  All earnings per share calculations have been retroactively restated to reflect the effect of stock distribution.

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

  Long-lived Assets

  Long-lived assets to be held and used, including goodwill and other intangible assets, are initially recorded at cost. The carrying value of these assets is evaluated for recoverability whenever adverse effects or changes in circumstances indicate that the carrying amount may not be recoverable. Impairments are recognized if future undiscounted cash flows and earnings from operations are not expected to be sufficient to recover goodwill and other long-lived assets. The carrying amounts are then reduced by the estimated shortfall of the discounted cash flows.

  Derivatives

  The Company records all derivatives on the balance sheet at fair value. The accounting for changes in the fair value of derivative depends on the intended use and resulting designation. The Company designates its derivatives based upon the criteria established by SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". The Company only has derivatives designated as cash flow hedges at December 31, 2001. For a derivative designated as a cash flow hedge, the effective portion of the derivative's gain or loss is initially reported as a component of other comprehensive income ("OCI") and subsequently reclassified into earnings when the hedged exposure affects earnings. The ineffective portions of all derivatives are recognized immediately into earnings. For a derivative not designated as a hedging instrument, the gain or loss is recognized in earnings in the period of change. The Company classifies the cash flows from hedging transactions in the same category as the cash flows from the respective hedged items.

  Note 2

  New Accounting Pronouncement

  In July 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 141, Business Combinations, and No. 142, Goodwill and Other Intangible Assets, effective for fiscal years beginning after December 15, 2001. Under the new rules, goodwill (and intangible assets deemed to have indefinite lives) will no longer be amortized but will be subject to annual impairment tests in accordance with the Statements. Other intangible assets will continue to be amortized over their useful lives.

  The Company will apply the new rules on accounting for goodwill and other intangible assets beginning in the First Quarter of 2002. Application of the nonamortization provisions of the Statement is expected to result in an increase in net income of $160,000 ($.02 per share) per year. During 2002, the Company will perform the first of the required impairment tests of goodwill and indefinite lived intangible assets as of January 1, 2002 and has not yet determined what the effect of these tests will be on the earnings and financial position of the Company.

  <PAGE 14>

  Note 3

  Long-term Debt
Long-term debt consists of the following:	(in thousands)
	2001	2000
Revolving Line of Credit with interest at LIBOR plus 60 basis points	$3,228	$4,133
Industrial Revenue Bonds issued through the Erie County, New York Industrial Development Agency payable $350 annually through 2019 with interest reset weekly (1.7% at December 31, 2001)	6,300	7,000
Industrial Revenue Bonds issued through the Business Finance Authority of the State of New Hampshire payable $400 annually through 2018 with interest reset weekly (1.8% at December 31, 2001)	6,850	7,250
Other	588	639
	16,966	19,022
Less current maturities	1,147	1,276
	$15,819	$17,746

              The Industrial Revenue Bonds are held by institutional investors and are guaranteed by a bank letter of credit, which is collateralized by certain property, plant and equipment assets, the carrying value of which approximates the principle balance on the bonds. The revolving line of credit is unsecured and provides for borrowing up to $12,000,000; interest is at bank prime or LIBOR plus 60 basis points. The line is available through June 30, 2004 and may be converted into a four year term loan. The revolving line of credit, among other requirements, imposes certain covenants with which the Company maintains compliance.

              Principal maturities of long-term debt (excluding the revolving line of credit) over the next five years are as follows: $921,000; $912,000; $805,000; $806,000; and $808,000.

              Interest costs of $164,000 and $312,000 were capitalized in 2000 and 1999, respectively; no interest costs were capitalized in 2001.

              To offset risks due to fluctuation in interest rates, the Company entered into an interest rate swap on the New York Industrial Revenue Bond through 2005 which effectively fixes the interest rate at 4.09%. At December 31, 2001, the fair value, based on spot prices of similar contracts, of this derivative instrument which is designated as a cash flow hedge, was $73,000 and is included in other assets on the balance sheet.

  Note 4

  Leases

              The Company leases production equipment under operating leases expiring in 2010. These leases commenced in 2001 and rental expense for that year was $230,000. Minimum future rental payments under non-cancelable lease obligations as of December 31, 2001 are: 2002, $639,000; 2003, $639,000; 2004, $639,000; 2005, $516,000; 2006, $424,000; thereafter, $1,520,000.

  Note 5

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

  Note 6

  Related Party Transactions

              During the years ended December 31, 2001 and December 31, 2000, MOD-PAC CORP, an Astronics subsidiary, performed printing and order fulfillment services for VistaPrint Corporation, resulting in net sales of $3,220,000 and $594,000, respectively. VistaPrint owed MOD-PACCORP $1,360,000 and $104,000 at December 31, 2001 and 2000, respectively, related to such net sales and $584,000 at December 31, 2001 for freight charges. Robert S. Keane, the son of Kevin T. Keane, is a shareholder in and the chief executive officer of VistaPrint Corporation. In addition, Kevin T. Keane is a shareholder in VistaPrint Corporation holding less than 5% of its capital stock.

  <PAGE 15>

  Note 7

  Stock Option and Purchase Plans

              A summary of the Company's stock option and purchase plans activity, and related information for the years ended December 31 follows:

	2001		2000		1999
	Options	Weighted Average Exercised Price	Options	Weighted Average Exercised Price	Options	Weighted Average Exercised Price
Outstanding at the beginning of the year	618,907	$4.38	534,307	$3.88	538,690	$2.81
Options granted	119,850	$12.49	97,791	$9.16	110,436	$8.57
Stock distribution	108,781	$(1.19)	54,682	$(.25)	-	-
Options exercised	(213,070)	$2.60	(62,039)	$4.47	(106,232)	$3.01
Options forfeited	(24,307)	$8.45	(5,834)	$(7.23)	(8,587)	$7.82
Outstanding at the end of the year	610,161	$5.65	618,907	$4.38	534,307	$3.88

Exercisable at December 31	381,123	$3.73	454,833	$2.87	398,696	$2.63

              Exercise prices for options outstanding as of December 31, 2001 range from $1.06 to $16.76. The weighted average remaining contractual life of these options is 4.8 years.

              The Company established Incentive Stock Option Plans for the purpose of attracting and retaining executive officers and key employees, and to align management's interest with those of the shareholders. Generally, the options must be exercised within ten years from the grant date and vest ratably over a five-year period. The exercise price for the options is equal to the fair market value at the date of grant. The Company had options outstanding for 367,098 shares under the plans. At December 31, 2001, 952,250 options are available for future grant under the plan established in 2001.

              The Company established the Directors Stock Option Plans for the purpose of attracting and retaining the services of experienced and knowledgeable outside directors, and to align their interest with those of the shareholders. The options must be exercised within ten years from the grant date. The exercise price for the option is equal to the fair market value at the date of grant. The Company had options outstanding for 191,904 shares under the plans at December 31, 2001. At December 31, 2001, 80,514 options are available for future grant under the plan established in 1997.

              The Company established the Employee Stock Purchase Plan to encourage employees to invest in the Company. Each option is for one year, but may be canceled by the employee at any time during the year. The exercise price of the option is 85 percent of the market price on the date of grant. The employee pays for the option through a weekly payroll deduction. At December 31, 2001, employees had outstanding options to purchase 51,159 shares at $7.22 per share on September 30, 2002.

              The measurement prescribed by APB Opinion No. 25 does not recognize compensation expense if the exercise price of the stock option equals the market price of the underlying stock on the date of grant. Accordingly, no compensation expense related to stock options has been recorded in the financial statements.

              The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for 2001; risk-free interest rate of 6%; dividend yield of 0%; volatility factor of the expected market price of the Company's common stock of ..349; and a weighted average expected life of the option of 4.65 years. The weighted average grant date fair value of options granted during the year was $4.82.

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

              For purposes of pro forma disclosures, if the Company recorded compensation expense based on the fair value of stock options at the date of grant, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information for the year ended December 31, 2001 is as follows: net income $6,176,000; basic earnings per share $.77; and diluted earnings per share $.75. The pro forma effect on earnings for the year December 31, 2000 is as follows: net income $5,828,000; basic earnings per share $.74; and diluted earnings per share $.71. The pro forma effect on earnings for the year ended December 31, 1999 is as follows: net income $4,568,000; basic earnings per share $.59; and diluted earnings per share $.56.

  <PAGE 16>

  Note 8

  Income Taxes
	(in thousands)
	2001	2000	1999
Currently payable
US Federal	$3,219	$2,349	$1,807
Foreign	79	79	-
State	338	278	150
Deferred	(183)	129	180
	$3,453	$2,835	$2,137

  The effective tax rates differ from the statutory federal income tax as follows:

	2001	2000	1999
Statutory federal income tax rate	34.0%	34.0%	34.0%
Tax exempt items, net	.8%	.3%	.3%
Foreign taxes	.2%	.3%	-
State income tax, net of federal income tax benefit	2.3%	(.1%)	1.4%
Research and development credits	(2.7%)	(1.7%)	-
Change in valuation allowance	1.7%	(1.6%)	(3.2%)
Other	(1.6%)	.5%	(1.7%)
	34.7%	31.7%	30.8%

  Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets as of December 31, 2001 and 2000 are as follows:

	(in thousands)
	2001	2000
Long-term deferred tax liabilities: Tax depreciation over book depreciation	$3,344	$3,309

Long-term deferred assets:
State investment tax credit carryforwards	1,609	1,188
Deferred compensation	1,108	972
Other-net	177	369

Total long-term deferred tax assets	2,894	2,529

Valuation allowance for deferred tax assets related to investment tax credit carryforward	(623)	(452)

Net long-term deferred tax asset	2,271	2,077

Net long-term deferred tax liability	$1,073	$1,232

  At December 31, 2001, the Company had state investment tax credit carryforwards of $2,428,000 expiring through 2016.

  Note 9

  Profit Sharing/401(k) Plan

  The Company has a qualified Profit Sharing/401(k) Plan for the benefit of its eligible full-time employees. The Profit Sharing/401(k) Plan provides for annual contributions based on percentages of pre-tax income. In addition, employees may contribute a portion of their salary to the 401(k) which is partially matched by the Company. The plan may be amended or terminated at any time. Total charges to income for the plan were $1,178,000, $866,000 and $803,000 in 2001, 2000 and 1999, respectively.

  <PAGE 17>

  Note 10

  Supplemental Retirement Plan

  In December 1999, the Company adopted a non-qualified supplemental retirement defined benefit plan (the "Plan") for certain executives. The Plan provides for benefits based upon average annual compensation and years of service, less offsets for Social Security and Profit Sharing benefits. It is the Company's intent to fund the benefits as they become payable. The following table sets forth the benefit obligation and amounts recognized in the balance sheet as of December 31, 2001 and 2000 along with the net period cost for the years then ended.

	2001	2000
Change in Benefit Obligation Benefit Obligation at beginning of year Service Cost Interest Cost Actuarial Losses Benefits Paid	$3,900 102 289 1,584 (112)	$3,395 39 271 195 -
Benefit Obligation at end of year	$5,763	$3,900

Benefit Obligation at Year-End Unfunded Benefit Obligation Unrecognized Prior Service Costs Unrecognized Actuarial Loss	$5,763 (1,552) (1,665)	$3,900 (1,661) (195)
Net Amount Recognized	2,546	2,044

Amounts Recognized in Balance Sheet Accrued Expenses - Current Supplemental Retirement Plan	$ 111 3,868 (1,433)	$ 100 3,049 (1,105)
Net Amount Recognized	$2,546	$2,044

Net Period Cost Service Cost - Benefits Earned During Period Interest Cost Amortization of Prior Service Cost Amortization of Net Actuarial Losses	$ 102 289 109 8	$ 39 271 109 -
Net Periodic Cost	$ 508	$ 419

Discount Rate	7.0%	7.5%

Future Average Compensation Increases	5%	5%

              The benefit obligation represents the actuarial present value of benefits attributed to employee service rendered, assuming future compensation levels are used to measure the obligation. FASB Statement No. 87, "Employers' Accounting for Pensions," requires the Company to recognize a minimum pension liability equal to the actuarial present value of the accumulated benefit obligations. An intangible asset is required and has been recorded since the excess of the accumulated benefit obligation over the pension cost recognized relates to prior service costs.

  Note 11

  Selected Quarterly Financial Information
	Quarter Ended
	Dec. 31, 2001	Sept. 30, 2001	July 1, 2001	April 1, 2001	Dec. 31, 2000	Sept. 30, 2000	July 1, 2000	April 1, 2000

Net Sales	$22,674	$20,836	$21,944	$19,923	$23,309	$17,408	$16,101	$15,150

Gross Profit	5,894	5,597	5,186	4,668	6,922	4,690	4,060	3,526

Income Before Tax	3,129	2,585	2,398	1,839	3,718	2,135	1,708	1,369

Net Income	2,123	1,690	1,479	1,206	2,529	1,440	1,118	1,008

Basic earnings per share	.27	.21	.19	.14	.32	.19	.14	.13

Diluted earnings per share	.26	.20	.18	.14	.31	.18	.13.	.12

  <PAGE 18>

  Note 12

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

  Astronics Printing-Packaging segment is a leading manufacturer of stock folding cartons for small to medium size confectionery store operators in North America. Custom folding cartons are also manufactured for a wide range of industrial and consumer products companies. This segment also custom prints invitations, napkins and accessories for all social and business events. Printed office products include business cards, post cards and presentation folders. The Company is a dominant provider of custom folding boxes in chosen markets.

  In 2001, 2000 and 1999, approximately 44%, 44% and 12% respectively, of Aerospace-Electronics' sales were to the US Air Force. Corporate assets consist mainly of cash, cash equivalents and furniture and equipment.

	(in thousands)
	Aerospace-Electronics	Printing-Packaging	Corporate	Consolidated

Sales to external customers:
2001	$ 54,535	$ 30,842	$ -	$ 85,377
2000	45,504	26,464	-	71,968
1999	26,312	24,325	-	50,637

Interest expense, net:
2001	$ 574	$ 24	$ (78)	$ 520
2000	350	50	278	678
1999	(51)	78	230	257

Income before taxes:
2001	$ 6,977	$ 3,062	$ (88)	$ 9,951
2000	4,977	3,865	88	8,930
1999	2,982	3,544	406	6,932

Identifiable assets:
2001	$ 34,041	$ 25,749	$ 11,257	$ 71,047
2000	38,653	26,455	1,912	67,020
1999	30,831	26,445	2,576	59,852

Capital Expenditures:
2001	$ 797	$ 1,427	$41	$ 2,265
2000	2,428	1,316	237	3,981
1999	9,650	4,957	-	14,607

Depreciation and Amortization:
2001	$ 1,350	$ 3,004	$ 91	$ 4,445
2000	1,414	2,938	62	4,414
1999	883	2,754	51	3,688

Sales by geographic locations:
2001 North America	$ 41,672	$ 30,786	$ -	$ 72,458
Europe	4,083	6	-	4,089
South America	5,590	-	-	5,590
Other	3,190	50	-	3,240
	$ 54,535	$ 30,842	-	$ 85,377

2000 North America	$ 36,244	$ 26,373	$ -	$ 62,617
Europe	4,197	4	-	4,201
South America	1,497	-	-	1,497
Other	3,566	87	-	3,653
	$ 45,504	$ 26,464	-	$ 71,968

1999 North America	$ 19,529	$ 24,236	$ -	$ 43,765
Europe	3,009	5	-	3,014
South America	996	2	-	998
Other	2,778	82	-	2,860
	$ 26,312	$ 24,325	-	$ 50,637

  <PAGE 19>

  REPORT OF INDEPENDENT AUDITORS

  ERNST & YOUNG LLP

  To the Shareholders and Board of Directors of Astronics Corporation

              We have audited the accompanying consolidated balance sheets of Astronics Corporation as of December 31, 2001 and 2000, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

              In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Astronics Corporation at December 31, 2001 and 2000 and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

  Ernst & Young LLP

  Buffalo, New York
  January 25, 2002

  MANAGEMENT'S STATEMENT OF RESPONSIBILITY

              The management of Astronics Corporation is responsible for the contents of the consolidated financial statements, which are prepared in conformity with accounting principles generally accepted in the United States. The consolidated financial statements necessarily include amounts based on judgements and estimates. Financial information elsewhere in the Annual Report is consistent with that in the consolidated financial statements.

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

/s/ Kevin T. Keane President and Chief Executive Officer Financial Officer	/s/ C. Anthony Rider Vice President-Finance, Treasurer and Chief

  <PAGE 20>

  FIVE YEAR COMPARISON OF SELECTED FINANCIAL DATA

  (in thousands, except per share data)

	2001	2000	1999	1998	1997
For the year:
Net Sales	$85,377	$71,968	$50,637	$46,073	$40,972
Net income	6,498	6,095	4,795	4,304	3,551
Per share:
Basic earning per share	.81	.78	.62	.56	.47
Diluted earnings per share	.78	.74	.59	.53	.44
Shares used in computation of basic earnings per share	8,052	7,831	7,709	7,618	7,558
Shares used in computation of diluted earnings per share	8,346	8,221	8,172	8,155	8,065

At the end of year:
Total assets	$71,047	$67,020	$59,852	$43,707	$30,241
Net investment in property, plant and equipment	33,985	36,216	36,169	24,994	18,160
Working Capital	21,646	13,721	5,443	6,305	4,299
Long-term debt	15,819	17,746	15,947	12,108	3,304
Shareholder's equity	40,671	34,190	27,837	22,730	18,198

  STOCK PRICES

              The adjacent table sets forth the range of prices for the Company's Common Stock, traded on the Nasdaq National Market System, for each quarterly period during the last two years. The approximate number of shareholders of record as of February 12, 2002 was 876 for Common Stock and 1,026 for Class B Stock.

	2001	2000
First	$9.19 - $11.94	$ 6.36 - $8.73
Second	9.16 - 16.40	5.91 - 8.59
Third	7.72 - 12.36	6.73 - 8.00
Fourth	8.49 - 14.20	7.78 - 9.60

  <PAGE 21>

  MANAGEMENT'S DISCUSSION AND ANALYSIS

  The following table sets forth an income statement with percentage of net sales and the percentage

	2001		2000		1999		period to period

(dollars in thousands)	$	%	$	%	$	%	2000-2001	1999-2000
Net Sales
Aerospace-Electronics	54,535	63.9	45,504	63.2	26,312	52.0	19.8%	72.9%
Printing-Packaging	30,842	36.1	26,464	36.8	24,325	48.0	16.5%	8.8%
	85,377	100.0	71,968	100.0	50,637	100.0	18.6%	42.1%

Cost of goods sold	64,032	75.0	52,770	73.3	36,086	71.3	21.3%	46.2%
Selling, general and administrative expenses	10,874	12.7	9,590	13.3	7,362	14.5	13.4%	30.3%
Operating Income	10.471	12.3	9,608	13.4	7,189	14.2	9.0%	33.6%

Other deductions:
Interest expense, net	520.6		678	1.0	257.5		(23.3%)	163.8%

Income before taxes	9,951	11.7	8,930	12.4	6,932	13.7	11.4%	28.8%

Provision for income taxes	3,453	4.1	2,835	3.9	2,137	4.2	21.8%	32.7%

Net income	6,498	7.6	6,095	8.5	4,795	9.5	6.6%	27.1%

  Net Sales

  Consolidated net sales for 2001 increased by $13.4 million to $85.4 million from $72 million in 2000, an increase of 18.6%. The Aerospace-Electronics segment accounted for $9 million of this increase while the remaining $4.4 million came from our Printing-Packaging segment. The increase in the Aerospace-Electronics sales is comprised of a $5.8 million increase in net sales under our night vision cockpit modification program with the US Air Force for the F-16. Revenues from this program were $24.1 million in 2001 compared to $18.3 million in 2000. Another $2.4 million of the 2001 increase in Aerospace-Electronics net sales is attributable to the avionics keyboard manufacturer acquired in May of 2000. In 2000 we reported seven and one-half months of sales from this operation, or $1.9 million compared to a full year in 2001 of $4.3 million. Printing-Packaging's increase in net sales for 2001 was attributable to the $2.6 million increase in its Internet based short-run commercial printing product line, which was introduced in May of 2000. Sales for the short-run commercial printing product line reached $3.2 million in 2001 compared to $.6 million in 2000. The balance of the 2001 Printing-Packaging net sales increase, $1.8 million, was in the custom folding carton product line.

  Consolidated net sales for 2000 increased by $21.4 million to $72 million from $50.6 million in 1999, an increase of 42.1%. The Aerospace-Electronics segment accounted for $19.2 million of this increase while the remaining $2.2 million came from our Printing-Packaging segment. The increase in the Aerospace-Electronics sales is comprised of a $15.3 million increase in net sales under the F-16 program. Revenues from this program were $18.3 million in 2000 compared to $3 million in 1999. Another $1.9 million of the 2000 increase in Aerospace-Electronics net sales is attributable the acquisition in May of 2000 of an avionics keyboard manufacturer located near Montreal Quebec, Canada. Printing-Packaging's increase in net sales for 2000 was attributable to a $1.6 million increase in the custom folding carton product line and the introduction of the short-run commercial printing product line which produced $.6 million in net sales.

  <PAGE 22>

  Expenses

  Cost of goods sold, as a percentage of net sales, increased 1.7% to 75% in 2001 as reductions in the cost of goods sold percentage in Aerospace-Electronics were offset by the increase in Printing-Packaging which was caused by the change in product mix and costs incurred as a result of expanding the custom folding carton and commercial printing product lines.

  Cost of goods sold, as a percentage of net sales, increased 2.0% to 73.3% in 2000 as both segments incurred increases in the cost of goods sold percentage. The increase in Aerospace-Electronics was due to the ramp-up of production on the F-16 program. Printing-Packaging's increase was caused by the change in product mix and costs incurred as a result of expanding the custom folding carton product line.

  Selling, general and administrative expenses decreased as a percentage of sales in both 2001 and 2000 as compared to the respective prior year. The majority of these costs are for employee services, sales and marketing expenses and operating supplies, which the company has been able to contain in proportion to sales growth.

  Income Before Taxes

  Income Before Taxes in 2001 increased to $9.95 million an increase of $1.02 million, or 11.4% over 2000's $8.93 million. This 11.4% increase was a result of the 18.6% increase in sales partially offset by lower margins on sales.

  Income Before Taxes in 2000 increased to $8.93 million an increase of $2.0 million, or 28.8% over 2000's $6.93 million. This 28.8% increase was a result of the 42.1% increase in sales partially offset by lower margins on sales.

  Income Taxes

  The Company's effective tax rate in 2001 was 34.7% up from the effective tax rate of 31.7% in 2000. The effective tax rate in 1999 of 30.8% was lower than the 2000 rate. The effective tax rate in 2000 benefited from research and development credits and New York State investment tax credits. The effective tax rates in 1999 benefited from a reduction in the valuation allowance for New York State investment tax credits occasioned by changes in the states tax law.

  Liquidity

  Cash flow from operating activities in 2001 was $12.7 million compared to $2.2 million in 2000 and $10.1 million in 1999. The decline in cash flow from operating activities in 2000 of $7.9 million followed by the increase in 2001 of $10.5 is mainly a result of an increase in 2000 of the net investment in working capital components in order to support the 42.1% increase in sales in 2000. Although 2001's sales increased another 18.6% in 2001, the net investment in working capital components decreased by $1.3 million.

  Cash used in investing activities was $2.5 million in 2001 compared to $7.7 million in 2000 and $15.1 million in 1999. Capital expenditures in 2001 of $2.3 million were mostly for production equipment and were down from 2000's level of $4 million mainly because we elected to acquire the property rights for about $4 million of production equipment through long-term operating leases. Capital expenditures in 2000 were mainly for production equipment and were down $10.6 million from $14.6 million in 1999 because 1999 included $8.2 million in expenditures for the facility modernization and expansion program in our Aerospace-Electronics segment, which began in August of 1999 and was completed in early 2000. In 2000, the Company also invested $3.6 million for business acquisitions; there were no acquisitions of businesses in 2001 or 1999.

  At December 21, 2001, the Company's outstanding commitments for capital expenditures were less than $1 million as compared to $4.1 million at

  December 31, 2000 and $3.3 million at December 31, 1999. The Company's main sources of liquidity are its cash balances and amount available under its line of credit, which at December 31, 2001, were $9.2 million and $8.8 million, respectively.

  Quantitative and Qualitative Disclosures About Market Risk

  As a result of short cycle times, the company does not have any long-term commitments to purchase production raw materials or sell products that would present significant risks due to price fluctuations.

  The Company's foreign operations do not result in significant currency risks because nearly all of the Company's consolidated net sales are denominated in U.S. dollars and net assets held in, or measured in, currencies other than the U.S. dollar are insignificant.

  Risk due to fluctuation in interest rates is a function of the Company's floating rate debt obligations, which total approximately $17 million at December 31, 2001. To offset this exposure, the Company entered into an interest rate swap on its New York Industrial Revenue Bond through 2005, which effectively fixes the interest rate at 4.09% on this $6,300,000 obligation. As a result, a change of 1% in interest rates would impact annual net income by less than $100,000.

  Dividends

  In the fourth quarter of 2001 and 2000, the Company paid a 25% and 10% share distribution, respectively. Management believes that it should retain capital generated from operating activities for investments in increased capacity, technologies, processes and equipment, acquisitions and debt retirement. Accordingly, there are no plans to institute a cash dividend program.

  Backlog

  At December 31, 2001, the Company's backlog was $29 million as compared to just over $40 million at December 31, 2000 and 1999. The decrease is mainly attributable to the F-16 program which concludes in the second half of 2002. Approximately $25 million of the backlog at December 31, 2001, is scheduled to ship in 2002. At December 31, 2001, we were in final negotiations on the spares contract for the F-16 night vision compatible cockpits that resulted in our being awarded a contract, valued at over $30 million, which we announced on January 22, 2002. Amounts under this contract will be counted in the Company's backlog as the US Air Force schedules deliveries.

  <PAGE 23>

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

  <PAGE 24>

  Board of Directors

  Robert T. Brady
  Chairman of the Board, President and Chief Executive Officer, Moog, Inc.

  John B. Drenning
  Secretary, Partner in the law firm Hodgson Russ LLP

  Peter J. Gundermann
  President, Luminescent Systems, Inc.

  Daniel G. Keane
  President, MOD-PAC CORP

  Kevin T. Keane
  Chairman of the Board, President and Executive Officer, Astronics Corporation

  Robert J. McKenna
  President and Chief Executive Officer, Wenger Corporation

  OFFICERS

  Charles H. Biddlecom
  Vice President-Marketing, MOD-PAC CORP

  Claude Bougie
  Vice President, LSI-Canada, Inc.

  Donna L. Eckman
  Vice President, Krepe-Kraft

  Leo T. Eckman
  President, Krepe-Kraft

  Peter J. Gundermann
  President, Luminescent Systems, Inc.

  Frank G. Johns, III
  Vice President, Luminescent Systems, Inc.

  Daniel G. Keane
  President, MOD-PAC CORP

  Kevin T. Keane
  Chairman of the Board, President and Chief Executive Officer, Astronics Corporation

  James S. Kramer
  Vice President, Luminescent Systems, Inc.

  Richard Miller
  Vice President, Luminescent Systems, Inc.

  Philip C. Rechin
  Vice President-Sales, MOD-PAC CORP

  C. Anthony Rider
  Vice President-Finance and Treasurer,
  Chief Financial Officer, Astronics Corporation

  Diane M. Sims
  Vice President-Marketing, Krepe-Kraft

  <PAGE 25>

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
  59 Maiden Lane
  New York, NY 10038

  Please report change of address promptly to ensure timely receipt of Company communications. Mail a signed and dated letter or postcard stating the name in which the stock is registered, and your previous and current addresses.

  FORM 10-K ANNUAL REPORT

  The Company's Form 10-K Annual Report to the Securities and Exchange Commission provides certain additional information. A copy of this report may be obtained upon request to Shareholder Relations, Astronics Corporation, 1801 Elmwood Avenue, Buffalo, NY 14207

  ANNUAL MEETING

  April 25, 2002 - 10:00 A.M.
  Luminescent Systems Incorporated
  130 Commerce Way
  East Aurora, New York

  QUARTERLY EARNINGS RELEASES AND CONFERENCE CALLS

  We will mail copies of our quarterly earnings press release to our shareholders. Release dates for the 2002 quarterly results are:

  First Quarter - April 24, 2002
  Second Quarter - July 25, 2002
  Third Quarter - October 24, 2002
  Fourth Quarter - January 30, 2003

  Conference calls are scheduled for 11:00 am on the above dates.

  <PAGE 26>

  COMPANIES OF ASTRONICS

  Aerospace -Electronics:

  Luminescent Systems, Inc.
       Lebanon, New Hampshire
       East Aurora, New York

  Luminescent Systems Europe
        B.V. B. A., Brussels, Belgium

  LSI-Canada, Inc.
       Dorval, Quebec
       Canada

  Printing -Packaging:

  Krepe-Kraft
       Blasdell, New York

  MOD-PAC CORP
       Buffalo, New York

  CONTACT INFORMATION

  Astronics Corporation
  1801 Elmwood Avenue
  Buffalo, New York 14207

  E-mail: invest@astronics.com

  Web Site: www.astronics.com