Form 10-K, Exhibit 13
period 2002-12-31
ASTRONICS CORP
filed 2003-03-27
CIK 8063

ASTRONICS CORPORATION

Continued Advancement in Lighting and Electronics Systems

Annual Report 2002

Astronics Corporation	Our strategy

A leader in advanced complex lighting and electronics systems for the global aerospace industry, Astronics began in 1968 as a research and development company in electroluminescent lighting. It has evolved since its public offering in 1972 to a principal designer and manufacturer of external, cockpit and cabin lighting systems and the supporting electronics and power supplies for the military, commercial transport and general aviation markets. Astronics provides its products to major aircraft manufacturers, avionics companies and operators around the world.

Astronics' strategy for growth is to continue to develop or acquire the necessary technology to expand our presence on every aircraft where lighting and supporting electronics systems are needed. We will capitalize on the solid reputation we have built for high quality designs, exceptional responsiveness, our strong brand recognition and best-in-class manufacturing practices to continue to grow market share while capturing ever greater share of aircraft lighting and electronics content.

NASDAQ ATRO

2002 NET SALES $42.9 million

FIVE YEAR PERFORMANCE HIGHLIGHT

(dollars in thousands, except for per share data)

	2002	2001	2000	1999	1998
PERFORMANCE (continuing operations)

Net Sales	$42,940	$52,591	$42,569	$$24,827	$23,498
Earnings Before Interest and Tax	6,638	9,261	5,982	3,801	4,161
Operating margin	15.5%	17.6%	14.1%	15.3%	17.7%
Income from Continuing Operations	4,047	5,821	3,500	2,410	2,426
Net Margin	9.4%	11.1%	8.2%	9.7%	10.3%
Basic Earnings per Share	0.51	0.72	0.45	0.31	0.32
Weighted Average Shares Outstanding - Basic	8,033	8,052	7,831	7,709	7,618
Diluted Earnings per Share	0.49	0.70	0.43	0.30	0.30
Weighted Average Shares Outstanding - diluted	8,208	8,346	8,221	8,172	8,155
Return on Sales	9.4%	11.1%	8.3%	9.7%	10.3%
Return on Average Assets	9.0%	12.6%	9.0%	8.1%	10.2%
Return on Average Equity	9.7%	15.6%	11.3%	9.5%	10.7%

Year End Financial Position
Working Capital	$17,750	$21,646	$13,721	$5,443	$6,305
Total Assets	67,349	71,454	67,020	59,852	43,707
Long-term Debt	13,110	15,529	17,746	15,947	12,108
Shareholders' Equity	42,939	40,671	34,190	27,837	22,730
Book Value per Share	5.46	5.03	4.34	3.57	2.97

Other Year End Data
Depreciation and amortization	$1,269	$1,441	$1,310	$934	$754
Capital expenditures	397	838	2,665	9,650	3,814
Shares of Capital Stock Outstanding	7,870	8,085	7,884	7,803	7,658
Number of registered shareholders	834	876	950	964	1,007

DEAR FELLOW SHAREHOLDERS

2002 was a year of solid operating performance for Astronics in the face of challenging circumstances. It was a period for strategic alignment and a testament to the innovation of our Company with its win as the supplier of the entire external lighting suite for the Joint Strike Fighter. As a result of both the continued weak state of the economy and the inherent nature of military program contract cycles, the challenges we face are not completely behind us, yet we believe we are well situated for this transitional period as we continue our pursuit of being a growing force within the ranks of top tier suppliers to the worldwide aerospace industry.

Strategic Alignment

In September of 2002, we announced that we would spin-off MOD-PAC CORP., our printing business segment. The spin-off was successfully completed in early 2003. Although a part of Astronics for 30 years, we recognized that as separate companies investors can better realize the value of Astronics' operations, markets, and opportunities, which are significantly different from MOD-PAC's. In effect, we should be able to achieve more appropriate valuation as a pure aerospace industry supplier; a valuation that reflects both the business risk and the potential return associated with the aerospace industry.

We also discontinued operations of our Electroluminescent Lamp (EL) Business Group, which manufactured micro-encapsulated EL lamps for the consumer electronics industry. The EL business had less than $1 million in sales in 2002. Consistent with the logic behind the spin-off, the elimination of this business allows us to focus our resources toward our aerospace business and the development of technologies and processes that will provide for our growth in this industry.

We continue to focus our development and sales on three market sectors within the aerospace industry: the military, commercial transport, and general aviation, which includes business jets and private aircraft. For these sectors, in varying degrees for each, we provide lighting products and related power systems for cockpits, cabins and controls, and aircraft exteriors.

Financial Performance

The wind-down of the extremely successful F-16 lighting systems program and the troubled commercial airline industry measurably impacted sales in 2002 which declined $9.7 million, or 18%, to $42.9 million from record levels in 2001 of $52.6 million. The decrease in net sales is comprised of a $9.2 million decrease in net sales under our night vision cockpit modification program with the US Air Force for the F-16. Excluding sales from spares and replacements subsequent to the original F-16 program, revenue from the F-16 program was $10.9 million in 2002 compared with $20.1 million in 2001.

Despite the decline in sales, gross margin held up well at 28.5% for 2002, slightly better than the 28.3% for 2001. This was primarily because of our efforts to manage our cost structure in preparation for the wind down of the F-16 program. We are continually addressing our operational efficiencies, employing highly flexible manufacturing techniques and processes. As a result, our head count dedicated to continuing operations was reduced 15%, or by 46 people, during 2002. On an annualized basis the estimated cost savings from this reduction was $1.5 million, which should be realized in 2003. Income from continuing operations for 2002 was $4.0 million compared with $5.8 million in 2001, a decline of 31%.

"Despite the decline in sales, gross margin held up well at 28.5% for 2002"

Our solid balance sheet, with long term debt at 25% of total capitalization, provides us financial flexibility. Additionally, we generate strong levels of cash, having free cash flow in 2002 of $5.4 million, which enables us to execute our strategy. Free cash flow is defined as net income plus depreciation and amortization less capital expenditures.

Continued Advancement: Expanding Our Product content on Aircraft

Winning the award of the Joint Strike Fighter (JSF) program means a significant source of future business for Astronics. Although planned production is not until 2008, we anticipate time will demonstrate that our involvement in this program will be a significant defining event for the Company. The JSF program has launched us into the external lighting product area, a market we have only had a minor role in historically. With this program, we will go beyond cabin and cockpit lighting where we traditionally competed in the military market. For the JSF, we have won the entire external lighting suite to include landing, positioning and anti-collision lighting, and the interface and control systems to operate the suite. Through the development phase, we will design a suite that incorporates advanced technology and create new ideas for external aircraft lighting.

We have also won a number of key cockpit lighting awards from various customers. As a result, we expect growth in our cockpit lighting line, excluding the F-16 program portion of cockpit lighting sales, of around 15% in 2003. Cockpit lighting sales, which represented almost one-half of revenue in 2002, includes cockpit panels, flood lighting, avionics keyboards, and related electronics. Also, approximately 50% of sales related to the F-16 program were cockpit lighting products, while the remainder was external lighting products.

Importantly, even though our F-16 program is ending, we continue to find other opportunities for selling our kit. For example, we are developing relations with foreign F-16 operators. Foreign fleets are smaller, but retrofit programs have valuable repercussions for sales as they allow us to provide our product for the complete fleet in a relatively short period of time versus new build programs, which are typically smaller numbers over a longer period. In addition, this incrementally expands the installed base to which we provide replacement parts.

Outlook

We entered 2003 with a backlog of $17.2 million compared with a backlog of $27.3 million at the end of 2001. Backlog at the end of 2001 included $13.5 million for the F-16 program. The end of 2002 backlog included F-16 kits and spares of $2.9 million, most of which was scheduled to ship in the first quarter. F-16 spares are included in backlog when scheduled for release. We expect the business for spares and kits for U.S. F-16's to approximate $6.0 million in 2003. As previously mentioned, we expect growth in our cockpit lighting line of 15% in 2003. Given our current backlog, our sales prospects and assuming no further deterioration, nor any improvement, in the state of the aerospace industry as a whole, we believe that we can achieve planned revenue of $34 to $36 million in 2003 with less than approximately $2 million anticipated from the original F-16 program.

Looking forward, we are strategically broadening our design and manufacturing capabilities to continue to strengthen our impact on, and market share in, the lighting and electronics arena for the aerospace industry. We believe there will be consolidation opportunities among aerospace component suppliers because of the state of the industry. With our solid balance sheet and free cash flow, we have the financial resources to take advantage of these opportunities if they present themselves at reasonable valuations. We will be a selective, strategic buyer looking for assets that will strengthen our overall competency in the aerospace lighting industry.

Thank you for your continued interest in Astronics.

/s/ Kevin T. Keane            /s/Peter J. Gundermann

Kevin T. Keane                 Peter J. Gundermann

Chairman                           President and CEO

Astronics provides its technologies in three product categories to three primary market sectors: military aircraft, general aviation (corporate and private jet) and commercial transport. Technology and engineering concepts developed to meet a particular market's requirements often apply to other markets as well, broadening our product offering and capabilities. Astronics is actively pursuing the opportunities resulting from the trend for aircraft manufacturers to outsource the design and manufacture of critical control assemblies. We effectively continue to evolve beyond a component supplier to a systems developer.

TECHNOLOGIES AND MARKETS

COCKPIT LIGHTING SYSTEMS	EXTERIOR LIGHTING SYSTEMS	CABIN LIGHTING SYSTEMS

Comprising almost half of 2002 revenues, cockpit lighting systems are the foundation upon which Astronics has developed its technologies. Cockpit components include integrally illuminated display panels, avionics keyboards, flood lights, map lights, caution/ indicator panels, ambient light sensors, and a range of power supplies and dimmer units needed to control the lighting system.

Night Vision Cockpit Lighting: Well versed in the technology of night vision lighting, Astronics designed and supplied the upgraded cockpit lighting systems for over 1,100 F-16 Falcons in the U.S. Air Force fleet. Over a four-year period, most every light in the aircraft cockpit was fully retrofitted using Astronics technology. The retrofit program included avionics keyboards, floodlights, instrument lighting and indicators, and annunciators. Astronics is well suited for providing the upgrade systems for other countries that fly the F-16 in their fleets or to ground applications with night vision requirements.

The Company has long manufactured electroluminescent formation lights for military aircraft, highly specialized lights that are used as positional aids when aircraft are flying in close proximity to one another. The company enjoys a dominant position in this narrow segment, with product on most every military airplane flown in the western world, both rotary and fixed wing.

We recently decided to pursue the broader aircraft exterior lighting market, where products like position, anti-collision, landing/ taxi, logo, wing de-ice, aerial refueling, and approach lights are required. Our efforts were rewarded with the award in 2002 of the Joint Strike Fighter exterior lighting contract. The Joint Strike Fighter program win is a distinct recognition of Astronics' capabilities as a systems developer, and recognizes our strategic effort to evolve into a supplier of comprehensive exterior lighting systems.

The Company has been involved with emergency egress lighting systems for over fifteen years. These systems are designed to help airline passengers identify aircraft exits in the case of emergency. We provide escape path lighting direct to over 200 airline operators around the world, to include Virgin Atlantic, Air France, Quantas, Singapore Airlines and Cathay Pacific. As with other technologies, once designed into the aircraft, we become the preferred supplier for replacement parts providing for a recurring revenue stream for the life of each aircraft containing our systems. We are expanding our capabilities beyond the escape path to include reading lights, passenger signage and general area lighting systems.

"The Company enjoys a dominant position in exterior lighting with product on most U.S. military aircraft."

"Production of the Joint Strike Fighter, is planned to begin in 2008 and could result in over $100 million in sales for Astronics."

MARKETS SERVED

Military Aircraft

Astronics formation lights fly on almost every aircraft in the western world, including the F-14, F-15, F-16, F-18, A/F-22, AV-8, C-130, C-17, UH-60, CH-47, AH-64, and V-22. We are also on most European aircraft, including the new Eurofighter Typhoon.

In addition, we provide cockpit lighting components to most of the newer military aircraft, where night vision lighting is critical. We believe we have a competitive advantage for large retrofit opportunities, like the F-16 night vision program we are just completing. There are a number of other equipment and aircraft in the US military that are likely to undergo similar retrofit operations. Foreign fleets of various aircraft, which include the F-16, are also candidates for retrofit programs.

Finally, because our content on aircraft such as the F-22, V-22, RAH-66, and F-35 is significantly greater than what it was on older aircraft, we have greater growth opportunities for replacement and spares with this new generation of military aircraft.

Commercial Transport

The large commercial airlines continued to be severely impacted in 2002 by massive debt, high cost structures, and low passenger miles. Airlines around the world are struggling to achieve profitability and have cut down on capacity, reducing the amount of spare parts they must buy. They have become much more aggressive with suppliers, demanding onerous terms and putting downward pressure on prices. And perhaps most importantly, they have revised downward their plans to buy new aircraft, resulting in production cuts at the major suppliers, Boeing and Airbus.

Conversely, regional jet manufacturers, such as Bombardier and Embraer, production rates have not been as severely impacted as the airlines employ smaller aircraft in their fleets. Astronics is among their leading suppliers of escape path systems.

General Aviation

This market was strong in the last few years, fueled by corporate aircraft sales and the rise of fractional ownership programs, which have proven to be very popular. Impacted by the economy and the resulting lower capital spending by corporations, most aircraft manufacturers are predicting flat, or mildly depressed, volumes for 2003. Over the long-term, most aviation industry experts expect the positive trends for general aviation to continue, as technical innovation, reduced costs of ownership, and continuing frustration with the commercial airlines combine to attract new customers.

Astronics is a major supplier of cockpit lighting systems to most major aircraft manufacturers including Cessna, Raytheon and Bombardier (Learjet). We view cabin and external lighting as opportunities to expand our content on each aircraft in this market sector.

Major Program Award:

In November 2002, LSI signed a memorandum of agreement to be the developer and supplier of the complete exterior lighting system for the Joint Strike Fighter (JSF). The JSF is a stealthy, supersonic, multi-role fighter for the US Air Force, Navy and Marine Corps, as well as the U.K. Royal Air Force and Royal Navy. Also known as the F-35, aircraft production is planned to begin in 2008 and could result in over $100 million in sales for Astronics.

Financial Summary

 CONSOLIDATED STATEMENT OF INCOME

	Year ended December 31,
(in thousands, except per share data)	2002	2001	2000

Net Sales	$42,940	$52,591	$42,569

Cost and Expenses
Cost of Products Sold	30,691	37,718	31,384
Selling, General and Administrative Expenses	5,611	5,539	4,955
Interest Expense, Net of Interest Income of
$245, $199 and $200	223	496	628
Loss on Sale of Assets	—	73	308
	36,275	43,826	37,275

Income from Continuing Operations Before Income Taxes	6,415	8,765	5,294
Provision for Income Taxes	2,368	2,944	1,794

Income from Continuing Operations	4,047	5,821	3,500

Income from Discontinued Operations	506	677	2,595

Net Income	$4,553	$6,498	$6,095

Basic Earnings per Share
Continuing Operations	$.51	$.72	$.45
Discontinued Operations	.06	.09	.33
Net Income	$.57	$.81	$.78

Diluted Earnings per Share
Continuing Operations	$.49	$.70	$.43
Discontinued Operations	.06	.08	.31
Net Income	$.55	$.78	$.74

See notes to financial statements.

CONSOLIDATED BALANCE SHEET

	December 31,
(in thousands, except share data)	2002	2001
Current Assets
Cash and Cash Equivalents	$7,722	$9,176
Due from MOD-PAC CORP	4,751	—
Accounts Receivable, Net of Allowance for Doubtful
Accounts of $397 in 2002 and $177 in 2001	4,745	6,797
Inventories	6,139	6,109
Net Current Assets of Discontinued Operations	—	10,164
Prepaid Expenses	434	362
Total Current Assets	23,791	32,608
Property, Plant and Equipment, at Cost
Land	1,143	1,143
Buildings and Improvements	12,007	12,007
Machinery and Equipment	10,624	10,228
	23,774	23,378
Less Accumulated Depreciation and Amortization	8,111	7,092
Net Property, Plant and Equipment	15,663	16,286

Net Long-term Assets of Discontinued Operations	20,742	15,711
Deferred Income Taxes	1,255	772
Goodwill	2,135	2,135
Other Assets	3,763	3,942
	$67,349	$71,454
Current Liabilities
Current Maturities of Long-term Debt	$873	$989
Net Current Liabilities of Discontinued Operations	1,034	—
Accounts Payable	1,939	3,284
Accrued Payroll and Employee Benefits	1,565	1,798
Due to MOD-PAC CORP	—	3,933
Other Accrued Expenses	630	613
Income Taxes		345
Total Current Liabilities	6,041	10,962
Long-term Debt	13,110	15,529
Supplemental Retirement Plan	4,823	3,868
Other Liabilities	436	424

Shareholders' Equity
Common Stock, $01 par Value
Authorized 10,000,000 Shares, issued 6,441,445 in 2002; 5,975,409 in 2001	64	60
Class B Stock, $.01 par Value
Authorized 5,000,000 Shares, issued 2,131,898 in 2002; 2,524,432 in 2001	21	25
Additional Paid-in Capital	3,790	3,433
Accumulated Other Comprehensive Income (loss)	(545)	35
Retained Earnings	42,831	38,278
	46,161	41,831
Less Treasury Stock: 703,295 Shares in 2002; 414,669 Shares in 2001	3,222	1,160
Total Shareholders' Equity	42,939	40,671
	$67,349	$71,454

See note to financial statements.

 CONSOLIDATED STATEMENT OF CASH FLOWS

	Year ended December 31,
	2002	2001	2002
(in thousands)
Cash Flows from Operating Activities	$4,047	$5,821	$3,500
Net Income from Continuing Operations
Adjustments to Reconcile Income from Continuing Operations to Net Cash provided by (used in) Operating Activities:
Depreciation and Amortization	1,269	1,441	1,310
Provision for Doubtful Accounts	246	43	12
Deferred Taxes (benefit) Provision	(221)	(248)	62
Loss on Disposal of Assets	—	73	308
Cash flows from Changes in Operating Assets and Liabilities,
Net of the Effect of Acquired or Sold Business:
Accounts Receivable	1,808	2,529	(3,879)
Inventories	(30)	705	(206)
Prepaid Expenses	(72)	28	(62)
Accounts Payable	(1,346)	(1,198)	(3,504)
Accrued Expenses	(216)	202	274
Income Taxes	(42)	(82)	313
Supplemental Retirement Plan and Other Liabilities	159	276	414
Net Cash provided by (used in) Operating Activities	5,602	9,590	(1,458)
Cash Flows from Investing Activities
Proceeds from Sale of Assets	—	25	—
Change in Other Assets	(316)	(211)	(664)
Capital Expenditures	(397)	(838)	(2,665)
Net Payment for Assets Acquired	—	—	(3,616)
Net Cash used by Investing Activities	(713)	(1,024)	(6,945)
Cash Flows from Financing Activities
New Long-term Debt	—	150	3,669
Principal Payments on Long-term Debt	(2,535)	(2,056)	(856)
Unexpended Industrial Revenue Bond Proceeds	82	1,057	1,807
Proceeds from Issuance of Stock	80	428	272
Fractional Shares Paid on Stock Distribution	—	(12)	(7)
Purchase of Stock for Treasury	(2,089)	(461)	(15)
Net Cash (used in) Provided by Financing Activities	(4,462)	(894)	4,734
Effect of Exchange Rates on Cash	(9)	—	—
Cash Provided by (used in) Continuing Operations	418	7,672	(3,631)
Cash Provided by (used in) Discontinued Operations	(1,872)	1,459	2,561
Cash and Cash Equivalents at Beginning of Year	9,176	45	1153
Cash and Cash Equivalents at End of Year	$7,722	$9,176	$45
Disclosure of Cash Payments for:
Interest - Continuing Operations	$470	$762	$799
Income taxes - Continuing Operations	1,775	2,109	949
Interest - Discontinued Operations	12	25	52
Income taxes - Discontinued Operations	1,052	1,099	1,377

CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

	Common Stock		Class B Stock		Treasury Stock
								Accumulated
	Shares	Par	Shares	Par				Other		Retained	Comprehensive
(dollars and shares in thousands)	Issued	Value	Issued	Value	Shares	Cost	Paid-in	Comprehensive		Earnings	Income
							Capital	Income (Loss)
Balance at December 31, 1999	5,327	$53	668	$7	319	$862	$2,912	$—		$25,727

Net Income for 2000										$6,095	$6,095
Currency Translation Adjustments								7			7
Total Comprehensive Income									$		$6,102
Stock Distribution			600	6	29					(13)
Treasury Stock Sold					(31)	(85)	142
Treasury Stock Purchased					1	15
Exercise of Stock Options	29		1				46
Class B Stock converted to Common Stock	78	1	(78)	(1)
Balance at December 31, 2000	5,434	$54	1,191	$12	318	$792	$3,100	$7		$31,809

Net Income for 2001										6,498	$$6,498
Currency Translation Adjustments								(17)			(17)
Mark to Market Adjustments for Derivatives
(net of income taxes of $28)								45			45
Total Comprehensive Income											$6,526
Stock Distribution			1,699	17	84					(29)
Treasury Stock Sold					(28)	(93)	137
Treasury Stock Purchased					41	461
Exercise of Stock Options	159	2	16				196
Class B Stock converted to Common Stock	382	4	(382)	(4)
Balance at December 31, 2001	5,975	$60	2,524	$25	415	$1,160	$3,433	$$35		$38,278

Net Income for 2002										4,553	$4,553
Minimum Pension Liability Adjustment
(net of income tax benefit of $127)								(207)			(207)
Currency Translation Adjustments								(44)			(44)
Mark to Market Adjustments for Derivatives
(net of income taxes of $201)								(329)			(329)
Total Comprehensive Income											$3,973
Treasury Stock Sold					(6)	(27)	17
Treasury Stock Purchased					294	2,089
Exercise of Stock Options	54	—	20	—			340
Class B Stock converted to Common Stock	412	4	(412)	(4)
Balance at December 31, 2002	6,441	$64	2,132	$21	703	$3,222	$3,790	$(545)		$42,831

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1

Summary of Significant Accounting Principles and Practices

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, except for MOD-PAC Corp., which is presented with discontinued operations. All intercompany transactions and balances have been eliminated.

Revenue and Expense Recognition

Revenue is recognized on the accrual basis, i.e., at the time of shipment of goods. There are no significant contracts allowing for right of return. A trade receivable is recorded at the value of the sale. The Company performs periodic credit evaluations of its customers' financial condition and generally does not require collateral. Amounts not collected from customers within 120 days of the due date of the invoice are credited to the allowance for doubtful accounts. After collection efforts have been exhausted, uncollected balances arc charged off to the allowance. Shipping and handling costs are expensed as incurred and are included in costs of products sold. The Company accounts for its stock-based awards using the intrinsic value method in accordance with Accounting Principles Board Opinion No. 25 and its related interpretations.

The measurement prescribed by APB Opinion No. 25 does not recognize compensation expense if the exercise price of the stock option equals the market price of the underlying stock on the date of grant. Accordingly, no compensation expense related to stock options has been recorded in the financial statements.

The following table provides pro forma earnings information as if the Company recorded compensation expense based on the fair value of stock options:

	2002	2001	2000
Income from Continuing Operations, as reported	$4,047	$5,821	$3,500
Adjustment to record compensation expense for Stock Option Awards under the Fair Value Method of Accounting	(273)	(250)	(203)
Pro Forma Income from Continuing Operations	$3,774	$5,571	3,297
Net Income, as reported	$4,553	$6,498	$6,095
Adjustment to record compensation expense for Stock Option Awards under the Fair Value Method of Accounting	(363)	(322)	(267)
Pro Forma Net Income	$4,190	6,176	$5,828
Pro-Forma Basic Earnings Per Share
Continuing Operations	$0.47	$0.69	$0.42
Net Income	$0.52	$0.77	$0.74

Pro-Forma Diluted Earnings Per Share

Continuing Operations	$0.46	$0.67	0.4
Net Income	$0.51	$0.74	0.71

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Cash and Cash Equivalents

All highly liquid instruments with a maturity of three months or less at the time of purchase are considered cash equivalents.

Inventories

Inventories are stated at the lower of cost or market, cost being determined in accordance with the first-in, first-out method. Inventories at December 31 are as follows:

	(in thousands)
	2002	2001
Finished Goods	$640	$689
Work in Progress	1,011	1,031
Raw Material	4,488	4,389
	$$6,139	$6,109

Property, Plant and Equipment

Depreciation of property, plant and equipment is computed on the straight-line method for financial reporting purposes and on accelerated methods for income tax purposes. Estimated useful lives of the assets are as follows: buildings, 40 years; and machinery and equipment, 4-10 years. Leasehold improvements are amortized over the terms of the lease or the lives of the assets, whichever is shorter.

The cost of properties sold or otherwise disposed of and the accumulated depreciation thereon are eliminated from the accounts, and the resulting gain or loss, as well as maintenance and repair expenses, are reflected in income. Renewals and betterments are capitalized.

Goodwill

On January 1, 2002, the Company adopted the provisions of Statements of Financial Accounting Standards (SFAS) No. 142, 'Goodwill and Other Intangible Assets" and (SFAS) No. 141, "Business Combinations." The Company ceased amortizing goodwill on that date. No reclassification of identifiable intangible assets apart from goodwill was necessary as of a result of the adoption of these standards. Prior to the adoption of SFAS No. 142, the Company amortized goodwill on a straight-line basis over periods up to 15 years. The Company tests goodwill at the reporting unit level on an annual basis or more frequently if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. The impairment test consists of comparing the fair value of a reporting unit with its carrying amount including goodwill, and, if the carrying amount of the reporting unit exceeds its fair value, comparing the implied fair value of goodwill with its carrying amount. An impairment loss would be recognized for the carrying amount of goodwill in excess of its implied fair value. Goodwill amortization in 2001 was $156,000 and 5115,000 in 2000.

Income Taxes

The Company recognizes deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial reporting and tax basis of assets and liabilities. Deferred tax assets are reduced, if deemed necessary, by a valuation allowance for the amount of tax benefits which arc not expected to be realized.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Earnings Per Share

Earnings per share computations are based upon the following table:

	(in thousands, except per share data)
	2002		2001	2000
Income from Continuing Operations	$4,047		$5,821	$3,500
Income from Discontinued Operations	506		677	2,595
Net Income	$4,553		$6,498	$6,095
Basic Earnings per Share Weighted Average Shares	8,033		8,052	7,831
Net Effect of Dilutive Stock Options	175		294	390
Diluted Earnings per Share
Weighted Average Shares	8,208		8,346	8,221
Basic Earnings per Share
Continuing Operations	$.51		$.72	$.45
Discontinued Operations	.06		.09	.33
Net Income	$.57		$.81	$.78
Diluted Earnings per Share
Continuing Operations	$.49		$.70	$.43
Discontinued Operations	.06		.08	.31
Net Income	$.55	S	.78	$.74

All earnings per share calculations have been retroactively restated to reflect the effect of stock distribution.

Class B Stock

Class B Stock is identical to Common Stock, except Class B Stock has ten votes per share, is automatically converted to Common Stock when sold or transferred, and cannot receive dividends unless an equal or greater amount is declared on Common Stock. At December 31, 2002, approximately 3,000,000 shares of common stock were reserved for issuance upon conversion of the Class B stock and exercise of stock options.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Long-lived Assets

Long-lived assets to be held and used are initially recorded at cost. The carrying value of these assets is evaluated for recoverability whenever adverse effects or changes in circumstances indicate that the carrying amount may not be recoverable. Impairments are recognized if future undiscounted cash flows and earnings from operations are not expected to be sufficient to recover long-lived assets. The carrying amounts are then reduced by the estimated shortfall of the discounted cash flows.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Derivatives

The Company records all derivatives on the balance sheet at fair value. The accounting for changes in the fair value of derivative depends on the intended use and resulting designation. The Company designates its derivatives based upon the criteria established by SFAS No. 133, 'Accounting for Derivative Instruments and Hedging Activities". The Company only has derivatives designated as cash flow hedges at December 31,2002. For a derivative designated ass cash flow hedge, the effective portion of the derivative's gain or loss is initially reported ass component of other comprehensive income ("OCI") and subsequently reclassified into earnings when the hedged exposure affects earnings. The ineffective portions of all derivatives are recognized immediately into earnings. Furs derivative not designated as a hedging instrument, the gain or loss is recognized in earnings in the period of change. The Company classifies the cash flows from hedging transactions in the same category as the cash flows from the respective hedged items.

Note 2

New Accounting Pronouncements Not Yet Adopted

In July 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit and Disposal Activities." SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities. SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred and that an entity's commitment to a plan, by itself, does not create a present obligation to others that meets the definition of a liability. The Company must adopt this standard for exit or disposal activities that are initiated after December 31 2002. The Company believes it will not have a material impact on its results of operations or financial condition.

In April, 2002, the FASB issued SFAS No. 145, "Recission of FASB Statement No.4,44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections." SFAS No. 145 updates, clarifies and simplifies existing accounting pronouncements. It rescinds SFAS No. 4, which required all gains and losses from extinguishment of debt to be aggregated and, if material, classified as an extraordinary item, net of related taxes, and requires that they be reported as part of earning from operation. SFAS No. 145 also amends SFAS No. 13 to require that certain lease modifications that have economic effects similar to sale-leaseback transactions be accounted for in the same manner as sale-leaseback transactions. The Company will adopt this standard on January 1, 2003, and believes it will not have a material impact on its results of operations or financial condition.

In August 2001, The FASB issued SFAS No. 143, 'Accounting for Asset Retirement Obligations." Under SFAS No. 143, the fair value of a liability for an asset retirement obligation will be recorded in the period in which it is incurred, and the carrying amount of the related long-lived asset will be increased. Over time, the liability will be adjusted for revisions to either the timing or the amount of the original estimate of cash flows and the passage of time, the capitalized cost will be depreciated over the assets useful life. A gain or loss will be recorded if necessary upon settlement of the liability. The Company will adopt this standard on January 1,2003, and believes it will not have a material impact on its result of operations or financial condition.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Note 3

Discontinued Operations

On September 26,2002, Astronics announced the spin-off of its wholly owned subsidiary MOD-PAC CORP., which operated the Printing and Packaging segment. Later, in December, Astronics announced the discontinuance of the Electroluminescent Lamp Business Group, whose primary business has involved sales of microencapsulated EL lamps to customers in the consumer electronics industry.

No gain or loss has been recorded or will occur in connections with the spin-off of MOD-PAC CORP. As a result of the discontinuance of the Electroluminescent Lamp Business Group, Astronics recorded estimated losses on disposition and other exit—related costs as losses on discontinued operations in the quarter ending December 31, 2002, of $700,000 after applicable income tax benefit. This charge consists mostly of severance, inventory, and equipment-related expenses.

The consolidated financial statements and related notes for all periods presented have been restated to reflect the Printing and Packaging segment and the Electroluminescent Lamp Business Group as discontinued operations.

Operating results of discontinued operations are summarized:

	2002	2001		2000
Net Sales	$32,763	$32,786		$29,399
Income Before Taxes	725	1,186		3,636
Income Tax Expense	219	509		1,041
Income from Discontinued Operations	$506	$677	S	2,595

Note 4

Long-term Debt

Long-term debt Consists of the following:

(in thousands)

	2002	2001
Revolving Line of Credit with interest at LJBOR plus 60 basis points	$1,457	$3,228
Industrial Revenue Bonds issued through the Erie County, New York Industrial Development Agency payable $350 annually through 2019 with interest reset weekly (1.2% at December 31, 2002)	5,950	6300

Industrial Revenue Bonds issued through the Business Finance Authority of the State of New Hampshire payable $400 annually through 2018 with interest reset weekly (1.2% at December 31,2002)	6,450	6,850
Other	126	140
	13,983	16,518
Less Current Maturities	873	989
	$13,110	$15,529

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

The Industrial Revenue Bonds are held by institutional investors and are guaranteed by a bank letter of credit, which is collateralized by certain property, plant and equipment assets, the carrying value of which approximates the principal balance on the bonds. The revolving line of credit is unsecured and provides for borrowing up to $12,000,000; interest is at bank prime or LIBOR plus 60 basis points. The line is available through June 30, 2004 and may be converted into a four year term loan. The revolving line of credit, among other requirements, imposes certain covenants with which the Company maintains compliance.

Principal maturities of long-term debt (excluding the revolving line of credit) over the next five years are as follows: $873,000; $753,000; $750,000; $750,000; and $750,000.

Interest costs of $164,000 were capitalized in 2000; no interest costs were capitalized in 2002 and 2001.

To offset risks due to fluctuation in interest rates, the Company entered into an interest rate swap on the New York Industrial Revenue Bond through 2005 which effectively fixes the interest rate at 4.09%. The fair value, based on spot prices of similar contracts, of this derivative instrument which is designated as a cash flow hedge, was a net liability of $354,000 at December 31, 2002 compared to a net asset of $73,000 at December 31, 2001. These amounts are included in other assets on the balance sheet.

Note 5

Related Party Transactions

During the three years ended December 31, 2002,2001 and 2000, MOD-PAC CORP., an Astronics subsidiary, performed printing and order fulfillment services for VistaPrint Corporation, resulting in net sales of $6,198,000, $3,220,000 and $594,000, respectively. VistaPrint owed MOD-PAC CORP. $927,000 and $1,944,000 at December 31, 2002 and 2001, respectively, related to services. Robert S. Keane, the son of Kevin T. Keane, is a shareholder in and the chief executive officer of VistaPrint Corporation. In addition, Kevin T Keane is a shareholder in VistaPrint Corporation holding less than 5% of its capital stock.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Note 6

Stock Option and Purchase Plans

A summary of the Company's stock option activity, excluding MOD-PAC employees, and related information for the years ended December31 follows:

	2002		2001			2000

		Weighted			Weighted			Weighted
		Average			Average			Average
		Exercised			Exercised			Exercised
	Options	Price	Options		Price	Options		Price

Outstanding at the Beginning of the Year	404,217	$5.47	476,834		$4.08	391,980		$2.81
Options Granted	45,200	$12.12	46,500		$16.15	52,200		$10.52
Adjustments to Maintain Intrinsic Value as a result of
Stock Distributions	—	—	77,784		1.37	44,479		$(40)
Options Exercised	(56,714)	$1.64	(176,067)		$1.76	(11,825)		$2.23
Options Forfeited	—	—	(20,834	$
Outstanding at the End of the Year	392,703	$6.79	404,217		$5.47	476,834	$
Exercisable at December 31	283,702	$4.92	293,895			$380,064	$

Exercise prices for options outstanding as of December 31, 2002 range from $1.06 to $16.76. The weighted average remaining contractual life of these options is 4.7 years.

The Company established Incentive Stock Option Plans for the purpose of attracting and retaining executive officers and key employees, and to align managements interest with those of the shareholders. Generally, the options must be exercised within ten years from the grant date and vest ratably over a five-year period. The exercise price for the options is equal to the fair market value at the date of grant. The Company had options outstanding for 215,256 shares under the plans, excluding MOD-PAC employees. At December 31, 2002,895,150 options are available for future grant under the plan established in 2002.

The Company established the Directors Stock Option Plans for the purpose of attracting and retaining the services of experienced and knowledgeable outside directors, and to align their interest with those of the shareholders. The options must be exercised within ten years from the grant date. The exercise price for the option is equal to the fair market value at the date of grant. The Company had options outstanding for 177,447 shares under the plans at December 31, 2002. At December 31, 2002, 68,514 options are available for future grant under the plan established in 1997.

 The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for 2002; risk-free interest rate of 6%; dividend yield of 0%; volatility factor of the expected market price of the Company's common stock of ...349; and a weighted average expected life of the option of 6.65 years. The weighted average grant date fair value of options granted during the year was 55.78.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are filly transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in managements opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

Astronics established the Employee Stock Purchase Plan to encourage employees to invest in Astronics. The plan provides employees that have been with the company for at least a year the option to invest up to 20% of their cash compensation (up to an annual maximum of $20,000) in Astronics common stock at a price equal to 85% of the fair market value of the Astronics common stock, determined each October 1. Employees are allowed to enroll annually. Employees indicate the number of shares they wish to obtain through the program and their intention to pay for the shares through payroll deductions over the annual cycle of October 1 through September 30. Employees can withdraw anytime during the annual cycle and all money withheld from the employees pay is returned with interest. If an employee remains enrolled in the program, enough money will have been withheld from the employees' pay during the year to pay for all the shares that the employee opted for under the program. At December 31, 2002, employees had outstanding options to purchase 73,921 shares at $6.11 per share on September 30, 2003.

Note 7

Income Taxes

The provision for income taxes consists of the following:

(in thousands)
	2002	2001	2000
Currently Payable
US Federal	$2,075	$2,810	$1,453
Foreign	370	79	79
State	144	303	200
Deferred	(221)	(248)	62
	$2,368	$2,944	$1,794

The effective tax rates differ from the statutory federal income tax as follows:

	2002	2001	2000

Statutory Federal Income
Tax Rate	34.0%	34.0%	34.0%
Non-deductible Items, Net	.5%	.7%	.3%
Foreign Taxes	1.4%	.3%	.3%
State Income Tax, Net of Federal Income Tax Benefit	.9%	2.3%	2.5%
Research and Development Credits		(3.0)%	(2.7)%
Other	.1%	(.7)%	(.5)%
	36.9%	33.6%	33.9%

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

 Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets as of December 31, 2002 and 2001 are as follows:

	(in thousands)
	2002	2001
Long-term Deferred Tax Liabilities:
Tax Depreciation over Book Depreciation	$1,143	$751

Long-term Deferred Assets:
State Investment Tax Credit Carryforwards	286	295
Deferred Compensation	1,418	1,108
Loss Reserves associated with Discontinued Operations MaxEL lamp product group	395	—
Other-net	299	120
Total Long-term Deferred Tax Assets
Net Long-term Deferred Tax Asset	$1,255	$772

At December 31, 2002, the Company had state investment tax credit carryforwards of 5433,000 expiring through 2017. Accumulated earnings in Canada not repatriated were 5428,000 at December 31, 2002.

Note 8

Profit Sharing/401(k) Plan

The Company has a qualified Profit Sharing/401(k) Plan for the benefit of its eligible full-time employees. The Profit Sharing/40l(k) Plan provides for annual contributions based on percentages of pre-tax income. In addition, employees may contribute a portion of their salary to the 401(k) plan which is partially matched by the Company. The plan maybe amended or terminated at any time. Total charges to income from continuing operations for the plan were $582,000, $743,000 and 5524,000 in 2002,2001 and 2000, respectively.

Note 9

Supplemental Retirement Plan and Related Post Retirement Benefits

The Company has a non-qualified supplemental retirement defined benefit plan (the "Plan") for certain executives. The Plan provides for benefits based upon average annual compensation and years of service, less offsets for Social Security and Profit Sharing benefits. It is the Company's intent to find the benefits as they become payable. The following table sets forth the benefit obligation and amounts recognized in the balance sheet as of December 31, 2002 and 2001 along with the net period cost for the years then ended.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

	2002	2001
Change in Benefit Obligation
Benefit Obligation at beginning of year	$5,763	$3,900
Service Cost	151	102
Interest Cost	399	289
Actuarial Losses	737	1,584
Benefits Paid	(111)	(112)
Benefit Obligation at End of Year	$6,939	$5,763

Benefit Obligation at Year-End
Unfunded Benefit Obligation	$6,939	$5,763
Unrecognized Prior Service Costs	(1,443)	(1,552)
Unrecognized Actuarial Loss	(2,341)	(1,665)
Net Amount Recognized	$3,155	$2,546

Amounts Recognized in Balance Sheet
Accrued Expenses - Current	$109	$111
Supplemental Retirement Plan	4,823	3,868
Intangible Asset	(1,443)	(1,433)
Accumulated Other Comprehensive Loss	(334)	—
Net Amount Recognized	$3,155	$2546

Net Period Cost
Service Cost - Benefits Earned During Period	151	$102
Interest Cost	399	289
Amortization of Prior Service Cost	109	109
Amortization of Net Actuarial Losses	61	8
Net Periodic Cost	$720	$508

Discount Rate	6.5%	7.0%

Future Average Compensation Increases	5%	5%

The benefit obligation represents the actuarial present value of benefits attributed to employee service rendered, assuming future compensation levels are used to measure the obligation. FASB Statement No. 87, "Employers' Accounting for Pensions," requires the Company to recognize a minimum pension liability equal to the actuarial present value of the accumulated benefit obligations. An intangible asset is required and has been recorded to the extent that the excess of the accumulated benefit obligation over the pension cost recognized relates to prior service costs.

Participants in the non-qualified supplemental retirement plan are entitled to paid medical, dental and long term care insurance benefits upon retirement under the plan. The following table sets forth the benefit obligation and amounts recognized in the balance sheet at December 31, 2002 along with the related service cost for that year.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Change in Accumulated Post Retirement Benefit Obligation (APBO):
APBO Beginning of Year	$310
Service Cost	9
Interest Cost	22
Actuarial Loss	59
Benefits Paid	(13)
APBO at End of Year	387

Amount Recognized in Balance Sheet:
APBO	387
Unrecognized Prior Service Costs	(244)
Unrecognized Actuarial Loss	(108)
Accrued Post Retirement Liability	$35

Net Period Cost:
Service Cost	$9
Interest	22
Prior Service Cost	17
$48

 The assumed discount rate used in accounting for the post retirement benefits was 6.5%. For measurement purposes, a 14% annual increase in the cost of health care benefits was assumed for 2002 gradually decreasing to 5% in 2009 and years thereafter. A one percentage point increase in this rate would increase the post retirement benefit obligation by $42,000 while a one percentage point decrease in this rate would decrease the post retirement benefit obligation by 533,000.

Note 10

Selected Quarterly Financial Information

The amounts in the table below have been adjusted from amounts reported previously in the Company's 10-Qs for the discontinuance in the fourth quarter of 2002 of the Company's Electroluminescent Lamp Business Group and, for all periods prior to the third quarter of 2002, for the spin-off of MOD-PAC CORP., which was announced on September 26,2002.

(unaudited) (in thousands, except for per share data)

Quarter ended

	Dec. 31,	Sept. 30	June 30,	March 31,	Dec. 31,	Sept. 30,	June 30,	March 31,
	2002	2002	2002	2002	2001	2001	2001	2001
Net Sales	$8,755	$10,754	$11,963	$11,468	$13,286	$12,882	$14,092	$12,331
Gross Profit	2,089	3,167	3,557	3,436	4,150	3,798	3,504	3,421
Income Before Tax	916	1,588	2,039	1,872	2,951	2,032	1,855	1,927
Income (Loss)
Continuing Operations	605	1,009	1,246	1,187	1,975	1,338	1,240	1,268
Discontinued Operations	(24)	272	89	169	148	352	239	(62)
Net Income	$581	1,281	1,335	1,356	$2,123	1,690	1,479	1,206
Basic Earnings (Loss) per Share
Continuing Operations	$.08	.13	.15	.15	$.25	.17	.14	.16
Discontinued Operations	$(.01)	.03	.01	.02	$.02	.04	.04	(.01)
Net Income	$.07	.16	.16	.17	$.27	.21	.18	.15
Diluted Earnings (Loss) per Share
Continuing Operations	$.08	.12	.15	.14	$.24	.16	.14	.15
Discontinued Operations	(.01)	.04	.01	.02	.02	.04	.04	(.01)
Net Income	$.07	.16	.16	.16	$.26	.20	.18	.14

Note 11

Net Sales by Geographic Region, Major Customers and Canadian Operations

The following table summarizes the Company's net sales by geographic region.

	2002	2001	2000
North America	$36,741	$40,659	$33,443
Europe	3,715	4,083	4,197
South America	1,078	4,712	1,363
Other	1,406	3,137	3,566
	$42,940	$52,591	$42,569

In 2002,2001 and 2000, approximately 37%, 46% and 47%, respectively of the Company's Net Sales were to the US Air Force.

Net sales recorded by the Company's Canadian operations were $6.6 million in 2002, $6.2 million in 2001 and 52.8 million in 2000. Net income from these operations was $471,000 in 2002, $344,000 in 2001 and $85 in 2000.

REPORT OF INDEPENDENT AUDITORS

To the Shareholders and Board of Directors of Astronics Corporation

We have audited the accompanying consolidated balance sheets of Astronics Corporation as of December 31, 2002 and 2001, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Astronics Corporation at December 31, 2002 and 2001 and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

As discussed in Note 1 to the consolidated financial statements, effective January 1, 2002, the Company adopted the provisions of Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets.

/s/Ernst & Young LLP

Buffalo, New York

January 24, 2003

MANAGEMENT'S STATEMENT OF RESPONSIBILITY

 The management of Astronics Corporation is responsible for the contents of the consolidated financial statements, which are prepared in conformity with accounting principles generally accepted in the United States. The consolidated financial statements necessarily include amounts based on judgments and estimates. Financial information elsewhere in the Annual Report is consistent with that in the consolidated financial statements.

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

/s/Peter J. Gundermann	/s/ David C. Burney
Peter J. Gundermann	David C. Burney
President	Vice President and Chief Financial Officer

MANAGEMENT'S DISCUSSION AND ANALYSIS

 Net Sales

Net sales for 2002 decreased by $9.7 million to 42.9 million from 52.6 million in 2001, a decrease of 18.4%. The decrease in net sales is comprised of a $9.2 million decrease in net sales under our night vision cockpit modification program with the US Air Force for the F-16. Excluding sales from spares and replacements subsequent to the original F-16 program, revenue from the F-16 program was $10.9 million in 2002 compared with $20.1 million in 2001. The balance of the decline in net sales is attributable to the depressed state of the commercial aviation industry.

Net sales for 2001 increased by $10.0 million to $52.6 million from $42.6 million in 2000, an increase of 23.5%. The increase in net sales is comprised in part, of a $5.8 million increase in net sales under the F-16 program. Excluding sales from spares and replacements subsequent to the origin F-16 program, revenue from the F-16 program was $20.1 million in 2001 compared with $18.3 million in 2000. Also contributing to the increase in sales in 2001 was $2.4 million attributable to the May 2000 acquisition of our avionics keyboard manufacturer located near Montreal, Quebec, Canada. In 2000, we reported seven and one-half months of sales from this operation, or $1.9 million compared with a full year in 2001 of $4.3 million.

Expenses

Cost of goods sold, as a percentage of net sales, declined .2% to 71.5% in 2002 from 71.7% in 2001 as a result of net production efficiencies. Higher indirect labor as a percent of net sales was offset by reductions in material cost and usage.

Cost of goods sold, as a percentage of net sales, declined 2.0% to 71.7% in 2001 from 73.7% in 2000 as a result of net production efficiencies. Higher labor as a percent of net sales was offset by reductions in material cost and usage.

Selling, general and administrative expenses increased $.1 million to $5.6 million in 2002 from $5.5 million in 2001. An increase in the bad debt provision of $.2 million and costs related to the spin—off of MOD-PAC CORP. of $.2 million were largely offset by employee cost reductions of $.3 million.

Selling, general and administrative expenses increased $.6 million to $5.5 million in 2001 from $4.9 million in 2000 due to increased sales expense of 11.2 million and increased administrative costs of 11.4 million.

Income from Continuing Operations Before Taxes

Income from Continuing Operations Before Taxes in 2002 decreased to $6.4 million a decrease of $2.4 million, or 27.3%, from 2001's $8.8 million. This decrease was mainly a result of the 18.4% decrease in net sales.

Income from Continuing Operations Before Taxes in 2001 increased to $8.8 million an increase of $3.5 million, or 66.0%, over $5.3 million in 2000. This increase was a result of the 23.5% increase in sales and lower costs of goods sold as a percentage of net sales.

Income Taxes

The Company's effective income tax rate was 36.9% in 2002, 3.3% higher than the effective tax rate of 33.6% in 2001 because of lower federal research and development tax credits in 2002 compared with 2001. Additionally, income taxes on our Canadian operations are assessed at slightly higher rates than we incur in our U.S. operations. In 2002, our Canadian operations contributed 12.5% of our income before tax compared with 6.2% the year before.

The Company's effective tax rate was 33.6% in 2001, or 0.3% lower than the effective tax rate in 2000 of 33.9%. The effective tax rate in both these years benefited from research and development credits.

MANAGEMENT'S DISCUSSION AND ANALYSIS (CONTINUED)

Liquidity

Cash flow from operating activities was $5.6 million in 2002 compared with $9.6 million in 2001. This decrease of $4 million was attributable, in part, to the $1.8 million decrease in income from continuing operations in 2002 compared with 2001. Most of the remaining $2.2 million of the $4 million decrease was attributable to the relative net change in working capital components in 2002 compared with 2001. The net change in working capital components was a decrease of 11.2 million compared with a decrease of 2.3 million in 2001.

Cash flow from operating activities in 2001 was $9.6 million compared with net cash used by operating activities of $1.5 million in 2000. This change of $11.1 million is mostly attributable to the relative net change in working capital components in 2001 compared with 2000. The net change in working capital components was a decrease of $2.5 million in 2001 compared with an increase of 6.7 million in 2000. The balance of the increase in cash from operating activities in 2001 compared with 2000 was attributable to the 112.3 million increase in income from continuing operations.

Cash used in investing activities was 11.7 million in 2002 compared with $1.0 million in 2001, as a result of a 11.4 million decrease in capital expenditures. Cash used in investing activities was $1.0 million in 2001 compared with $6.9 million in 2000. In 2000, the Company acquired its avionic keyboard manufacturing operations in Quebec, Canada for $3.3 million and tooling and equipment related to a push button actuator product line for 11.3 million. In addition, capital expenditures in 2000 were $2.7 million because the Company completed the construction of its manufacturing facility in East Aurora, New York.

At December 31, 2002, the Company had cash and cash equivalents of $7.7 million. In March of 2003 MOD-PAC CORP will close on its senior debt financing and will pay the balance it owes the Company, which at December 31, 2002, was $4.8 million. The cash balance and the receipt of cash from MOD-PAC CORP., will be sufficient to meet the Company's cash needs for working capital, debt service and capital expenditures during 2003.

Significant Accounting Policies

The preparation of the Company's financial statements requires management to make estimates, assumptions and judgments that affect the amounts reported. These estimates, assumptions and judgments are affected by management s application of accounting policies, which are discussed in note 1 to the Consolidated Financial Statements. The company's critical accounting policies relate to inventory valuation and pension assumptions.

As of December 31, 2002, inventories, net of valuation reserves, represent 26% of current assets. Inventories are stated at lower of cost or market with cost being determined on the first in, first out method of valuation. The Company provides valuation reserves to provide for slow moving or obsolete inventory or to reduce inventory to net realizable value. Determining the appropriate reserve for inventory valuation requires significant knowledge of the business. Management considers overall inventory levels in relation to forecasted demand, which includes firm backing. As of December 31, 2002 the Company's reserve for inventory valuation was $382 thousand or 6% of gross inventories.

The company maintains a supplemental retirement plan for certain executives. The accounting for this plan is based in part on certain assumptions that may be highly uncertain and may have a material impact on the financial statements if different reasonable assumptions had been used. The assumptions for increases in compensation and the discount rate for determining the cost recognized in 2002 were 5% and 7%. The discount rate used for the projected benefit obligation as of December 31, 2002 was 6%. The assumption for compensation increases takes a long-term view of inflation and performance based salary adjustments based on the Company's approach to executive compensation. For determining the discount rate the Company considers long-term interest rates for high-grade corporate bonds.

MANAGEMENT'S DISCUSSION AND ANALYSIS (CONTINUED)

The Company's foreign operations do not result in significant currency risks because nearly all of the Company's consolidated net sales are denominated in U.S. dollars. The Company has limited exposure to fluctuations in Canadian currency exchange rates to the U.S. dollar. Net assets held in, or measured in, Canadian dollars amounted to 11.9 million at December 31, 2002. Risk due to fluctuation in interest rates is a function of the Company's floating rate debt obligations, which total approximately $13.9 million at December 31, 2002. To offset this exposure, the Company entered into an interest rate swap on its New York Industrial Revenue Bond through 2005, which effectively fixes the interest rate at 4.09% on this $5.95 million obligation. As a result, a change of 1% in interest rates would impact annual net income by less than $50,000.

Dividends

In the fourth quarter of 2001 and 2000, the Company paid a 25% and 10% share distribution, respectively. Management believes that it should retain the capital generated from operating activities for investments in increased technologies, acquisitions and debt retirement. Accordingly, there arc no plans to institute a cash dividend program.

Backlog

At December 31, 2002, the Company's backlog was $17.2 million as compared to $27.3 million at December 31, 2001. The decrease is mainly attributable to the F-16 program. Approximately $13 million of the backlog at December 31, 2002, is scheduled to ship in 2003. Most of the Company's sales occur on a "book and ship" basis. Large, long term contracts, such as the F-16 NVIS retrofit production program, is an exception. The F-16 NVIS spares program, which is expected to bring the Company $5 to 116 million in annual net sales, is conducted on a book and ship basis. At December 31, 2002, total F-16 program backing was $2.9 million.

FORWARD LOOKING STATEMENTS

This Annual Report to Shareholders contains certain forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that involves uncertainties and risks. These statements are identified by the use of the words "believes," "expects," 'intends," "anticipates" and words of similar import. Readers are cautioned not to place undue reliance on these forward looking statements as various uncertainties and risks could cause actual results to differ materially from those anticipated in these statements. These uncertainties and risks include the success of the Company with effectively executing its plans; the timeliness of product deliveries by vendors and other vendor performance issues; changes in demand for our products from the U.S. government and other customers; the acceptance by the market of new products developed; our success in cross selling products to different customers and markets; changes in government contracts; as well as other general economic conditions and other factors.

CORPORATE HEADQUARTERS

Astronics Corporation

130 Commerce Way

East Aurora, New York 14052

716-655~0800

E-mail: invest@sastronics.com

Web Site: www.astronics.com

COMPANIES OF ASTRONICS

Luminescent Systems, Inc.,

Lebanon, New Hampshire

East Aurora, New York

Luminescent Systems Europe

By. B. A., Brussels, Belgium

Luminescent Systems Canada, Inc.

Dorval, Quebec

Canada

STOCK EXCHANGE LISTING

NASDAQ NM: ATRO

TRANSFER AGENT AND REGISTRAR

For services such as change of address, replacement of lost certificates, and changes in registered ownership, or for inquiries as to your account, contact:

ANNUAL MEETING The 2003 annual meeting of shareholders will be held on April 24, 2003, at 10:00 AM. at Luminescent Systems, Inc., 130 Commerce Way, East Aurora, New York.	American Stock Transfer & Trust Co. 59 Maiden Lane New York, NY 10038 Tel: 800-937-5449 Fax: 718236-2641 Website: www.amstock.com

INVESTOR RELATIONS

Investors, stock brokers, security analysts and others seeking information about Astronics Corporation should contact:

David Burney, Chief Financial Officer, 716-655-0800 or email at invest@astronics.com.

Additional information is available on our web site at:

www.astronics.com.

STOCK PRICES

The adjacent table sets forth the range of prices for the Company's Common Stock, traded on the Nasdaq National Market System, for each quarterly period during the last two years. The approximate number of shareholders of record as of February 28, 2003 was 835 for Common Stock and 926 for Class B Stock.

2002	HIGH	LOW
First	$13.25	$8.75
Second	9.95	7.53
Third	8.55	5.50
Fourth	8.00	5.80

2001	HIGH	LOW
First	$11.94	$9.19
Second	16.40	9.16
Third	12.36	7.72
Fourth	14.20	8.49

ATTORNEYS

Hodgson Russ LLP

Buffalo, New York

INDEPENDENT

AU D ITORS

Ernst & Young LLP

Buffalo, New York

FORM 10-K

ANNUAL REPORT

The Company's Form 10-K Annual Report to the Securities and Exchange Commission provides certain additional information. A copy of this report may be obtained upon request to Shareholder Relations, Astronics Corporation, 130 Commerce Way, East Aurora, NY 14052.

BOARD OF DIRECTORS

Robert T. Brady

Chairman of the Board, President and Chief Executive Officer,

Moog, Inc.

Committees, Audit*, Compensation, Nominating/Governance

John B. Drenning

Partner, Hodgson Russ LLP

Committees, Audit*, Compensation, Nominating/Governance

Peter J. Gundermann

President and Chief Executive Officer,

Astronics Corporation

Kevin T. Keane

Chairman of the Board,

Astronics Corporation

Robert J. McKenna

President and Chief Executive Officer,

Wenger Corporation

OFFICERS

Claude Bougie

Vice President,

Luminescent Systems Canada, Inc.

David C. Burney

Vice President and Chief Financial Officer

Peter J. Gundermann

President and Chief Executive Officer

Frank C. Johns, III

Vice President,

Luminescent Systems, Inc.

Kevin T. Keane

Chairman of the Board

James S. Kramer

Vice President,

Luminescent Systems, Inc.

Richard M. Miller

Vice President,

Luminescent Systems, Inc.