Form 10-K, Exhibit 13
ASTRONICS CORP
filed 2004-03-29
CIK 8063

COMPANY PROFILE AND STRATEGY

        Astronics is a leader in advanced, high-performance lighting and electronics systems for the global aerospace industry. We have evolved from a components supplier to a principal designer and manufacturer of external, cockpit and cabin lighting systems. We are unique in our ability to address the complete lighting needs of an aircraft for the three major aircraft markets: the military, commercial transport and business jet markets. Astronics provides its products to major aircraft manufacturers, avionics companies and operators around the world.

        Astronics' strategy for growth is to continue to develop or acquire the necessary technology to evolve into a leading aircraft lighting systems integrator, increasing the value and content we provide on a growing base of aircraft platforms. We will capitalize on our reputation for high quality designs, exceptional responsiveness, strong brand recognition and best-in-class manufacturing practices to continue to grow market share.

FIVE-YEAR PERFORMANCE HIGHLIGHTS

(dollars in thousand, except for per share data)
	2003	2002	2001	2000	1999
PERFORMANCE (continuing operations)
Original F-16 NVIS Program Sales	$730	$10,074	$20,100	$18,300	$3,200
Core Business	32,452	32,866	32,491	24,269	21,627
Net Sales	33,182	42,940	52,591	42,469	24,827
Earnings Before Interest and Tax	$1,249	$6,638	$9,261	$5,982	$3,801
Operating Margin	3.8%	15.5%	17.6%	14.1%	15.3%
Net Income from Continuing Operations	$782	$4,047	$5,821	$3,500	$2,410
Net Margin	2.4%	9.4%	11.1%	8.2%	9.7%
Diluted Earnings per Share, Continuing Operations	$0.10	$0.49	$0.70	$0.43	$0.30
Weighted Average Shares Outstanding - Diluted	7,815	8,208	8,346	8,221	8,172
Return on Average Assets	1.7%	8.8%	13.7%	9.7%	9.1%
Return on Average Equity	3.4%	21.5%	45.5%	40.6%	43.6%

YEAR END FINANCIAL POSITION (continuing operations)
Working Capital	$18,767	$13,834	$11,863	$7,355	$3,630
Total Assets	45,474	46,607	45,579	39,147	33,407
Long Term Debt	12,482	13,110	15,529	17,746	15,947
Shareholders' Equity	22,940	22,550	15,177	10,429	6,818
Book Value Per Share	$2.96	$2.87	$1.88	$1.32	$0.87

OTHER YEAR END DATA (continuing operations)
Depreciation and Amortization	$1,212	$1,269	$1,441	$1,310	$934
Capital Expenditures	$420	$397	$838	$2,665	$9,650
Shares Outstanding	7,742	7,870	8,085	7,884	7,803
Number of Registered Shareholders	812	834	876	950	964
Number of Employees	369	412	437	441	305

To Our Shareholders

        We had a strong year in 2003, despite difficult circumstances. We knew from the start that 2003 was going to be a challenging year. Aircraft production rates, a good leading indicator of our shipping expectations, were expected to be well off the highs established a few years earlier. More importantly, the F-16 Night Vision Program for the U.S. Air Force that had driven our results the last few years had run its course by the end of 2002, and we knew we would miss its contribution to our income statement.

        Sales for the year totaled $33.2 million, down 22.6% from 2002, while income from continuing operations was $782 thousand, down 81% from the previous year. On a per share basis, income from continuing operations was $0.10 in 2003 compared with $0.49 in the previous year.

        Yet, we look back on 2003 with a healthy amount of satisfaction. We are firm in the belief that some critical ground work was laid during the year that will serve us well in the future. Our goal is to make Astronics a bigger and better company in the future than it is today, or was in the past. We believe this is the best way to provide value to the constituencies that care about our performance, namely our shareholders, customers, and employees.

        We stayed profitable and cash positive. Not many companies can endure a 23% drop in revenues and stay profitable, especially following an 18% drop in the prior year. The fact that we did so well is a major tribute to the efforts and accomplishments of our dedicated employees. We pride ourselves on our ability to be flexible and responsive, and maintaining our bottom line when the top line is under such severe pressure.

        It should be noted that the majority of the sales drop we experienced in both 2002 and 2003 can be attributed to the conclusion of our F-16 night vision conversion program for the U.S. Air Force. To the best of our knowledge, this program was the biggest lighting program ever awarded in the aerospace industry, and it was extremely successful from every perspective. We learned many things from the experience and will reap the benefits for years to come in the form of spare parts contracts and similar, though smaller, night vision modification programs with other aircraft fleets.

        Like all military programs, however, it eventually comes to an end, and we have had to endure the consequences beginning in 2002, and especially in 2003. Looking at our results excluding the F-16 program reveals the measurable progress we have made as a company in executing our strategy. We were able to hold our core revenue for 2001, 2002, and 2003 relatively flat at $32.5 million, $32.9 million and $32.5 million, respectively, even as the global aerospace industry went into one of the steepest and deepest declines in its history. This gives us great confidence that our strategy to expand the amount of content we provide on a growing variety of aircraft platforms offers great promise as the aerospace industry recovers in the future.

        We progressed on many fronts in 2003. We were awarded several development contracts that provide new opportunities for the growth of Astronics. The significance of winning these development contracts goes beyond the revenue opportunity generated as a result of being designed into new aircraft programs; these wins also expand our capabilities through the development of technologies that we can apply to other aircraft. For example, the technologies that we are developing for the external lighting suite for the F-35 Joint Strike Fighter (JSF), which is the largest defense procurement program in U.S. history, have many excellent applications in commercial aircraft.

        As our product offering has evolved from engineered lighting components to more complex engineered lighting systems, our investment in development costs has been increasing as well. In 2003, we had $750,000 in incremental net development costs for new products. These costs exclude non-recurring engineering expenses which are covered by revenue from customers.

        We have a strong financial position from which we can grow our business and continue to invest in development programs. We had $11.8 million in cash at the end of 2003. Our long term debt of $13.4 million is comprised primarily of two low rate 20-year industrial revenue bonds for our operations in East Aurora, NY and Lebanon, NH, which mature in 2019 and 2018, respectively.

        Our capital needs are not significant. Capital expenditures in 2003 were $420,000. We have sufficient capacity in our facilities for expansion without a significant demand for capital. We are always looking for good acquisition fits. We can be patient on that front, or move swiftly if an opportunity presents itself.

        Looking forward, our focus in 2004 will be on technology development and qualification for the contracts we were awarded in late 2002 and 2003. We anticipate we will increase our spending in development and are adding to our technical staff. At the top line, we are dependent on aircraft production rates, which for the most part are being forecast to be flat with last year, well off the peak established in 2000. In all, we would expect 2004 results to resemble 2003, with perhaps a slightly improved top line offset by more development expenses.

        We expect to deliver on our goal as we move through 2005 and beyond. Based on the program wins we have announced and the indications from potential programs in which we may be involved, we fully anticipate 2005 will be a banner year with double-digit growth. Our expanding capabilities, the depth of our product offerings and the suitability of our systems to meet the needs of our customers is recognized by them, and we are increasingly involved in the design discussions for the plans of new aircraft around the globe.

        We hope you share our excitement, and we appreciate your continued interest in Astronics.

/s/ Kevin T. Keane	/s/ Peter J. Gundermann
Kevin T. Keane	Peter J. Gundermann
Chairman	President and CEO
March 7, 2004

FILLING THE FUTURE PIPELINE

        In 2003, Astronics successfully competed for and won many design and development contracts for lighting systems on both rebuild and new production aircraft. Collectively, these wins are very important to our future. They represent a continuation of major trends that we have established with our business: First, our product capabilities continue to get broader and more sophisticated, resulting in ever more opportunities for us in the aerospace lighting market. Second, our product capabilities are providing ever more value to our customers, resulting in higher revenue content per airplane. We believe these trends together provide a strong foundation for our future.

        The defense market in 2003 was particularly strong for us. Contracts awarded to Astronics included the MH-60 medium lift, multi-purpose helicopter, the UH-60 BLACK HAWK, the A-10 Thunderbolt, the C-130 Avionics Modernization Program, and the 767 Global Tanker. Expanding beyond aircraft into combat ground vehicles, Astronics was awarded development contracts for the M1A2 Abrams Tanks and the M2A3 Bradley Fighting Vehicle. These applications require similar engineering of their control and panel lighting systems to endure the rigors of combat while addressing night vision requirements, low power consumption and reduced heat generation. Our experience with the F-16 night vision lighting systems is also being called on by foreign military fleets.

        We are involved in other platforms that are being developed by the defense industry that appear to have excellent prospects. Chief among these are the F-35 Joint Strike Fighter (JSF) and the V-22 Osprey, each of which have significant Astronics' content on them. After much controversy throughout its development, the V-22 Osprey, a tiltrotor aircraft, has the support of DoD and Congress for continuing production based on the aircraft's capability and role in military air transport.

The JSF is planned as a key, joint forces component for the air power needs of the U.S. Air Force, Navy, and Marines. It is in the early stages of development and we are providing the entire exterior lighting system for the aircraft. The investment we are making in technology and product engineering development for this platform is being translated into new opportunities for our products in the commercial and business jet markets as well.

        There are many commercial market trends that continue to favor us. Even in the weaker economic environment of the past year, major commercial and business jet aircraft are being developed. We announced in 2003 that we will be providing the emergency cabin lighting systems for the Airbus A380, the super-transport of tomorrow.

        The business jet market is very busy developing a new class of small entry-level business jets. The leading contenders in that market include Cessna's Citation Mustang and the Eclipse 500, which is being developed by Eclipse Aviation Corporation. These are less expensive entry-level turbofan aircraft that are being developed to hit a price point significantly below today's smallest business jets. The predictions are that the lower price will lead to much higher production rates, as these aircraft redefine the entry level corporate, charter and taxi aircraft markets.

        In announced contract wins alone, we have approximately $100 million in potential revenue that we could realize over the next five to fifteen years. Given these wins, and the additional aircraft platforms for which we are competing, we see a strong future for our Company.

GROWING OUR VALUE CONTRIBUTION

        Over the last several years, we have aggressively expanded our technology capabilities, our product offerings and the amount of aerospace lighting content we are providing our customers. The increasing complexity and sophistication of our product offerings is a result of our strategy to evolve beyond a components supplier to become a full lighting systems integrator for the aerospace and defense marketplace. A direct result of this strategy has been our ability to hold our core revenue relatively steady as aircraft deliveries in the last two years declined by almost half.

        From the early 70's into the 90's our products were component level solutions based on electroluminescent lighting technology. Today, we are unique in our ability to supply system level lighting solutions for all areas of an aircraft: the cockpit, cabin and exterior. Astronics' technical expertise has expanded to include all of the major lighting technologies including: LED (light emitting diodes), HID (high intensity discharge), electroluminescent, incandescent and photo-luminescent. Our system level approach has allowed us to provide our customers with the solution that best balances the critical safety, reliability and performance demands of the aerospace market while reducing weight and life cycle costs. These unique capabilities have resulted in our success penetrating each of the major aircraft markets: military, air transport and business/general aviation. In addition, this strategy has allowed us to increase the value of the product we supply on new aircraft Ð recent platforms on which we are being designed have content value on the order of 5 and 10 times our historical levels.

        The F-16 night vision conversion program for the U.S. Air Force provided us a solid springboard into large contract work for the defense industry. The F-16 contract, which started in 1999 and was completed in early 2003, was the first major defense contract for Astronics. As a result of our successful execution of the contract, we were invited to compete for, and ultimately win, the Joint Strike Fighter's exterior lighting system contract which has a potential of over $100 million in revenue for Astronics over the projected production life of the aircraft beginning in 2008. This is a first for the company in what is a relatively new arena for us. Our history in exterior lighting had been limited to formation lighting for military aircraft, only one component of a full exterior lighting system. The JSF contract has enabled us to engineer technology that extends well beyond that aircraft, and we are finding our commercial transport and business jet customers appreciate this expertise. In developing the full exterior lighting system for a demanding application like the JSF, we have gained measurable credibility to propose new and innovative approaches for exterior lighting for all of our customers.

        Our broadened value contribution is also found in the cockpit control systems that Astronics now offers. Traditionally, our cockpit products were illuminated information panels with minimal electronic content. Today, we offer those same illuminated information panels, not as stand-alone components, but as part of an intelligent electronic system. This allows Astronics to offer higher value added solutions which further increases our revenue content per aircraft and serves to differentiate us from our competitors.

        As a result, we provide the high degree of expertise required to address the highly demanding lighting requirements of our customers and can be the "one-stop shop" for aircraft lighting system solutions as they streamline their supply chain.

MANAGEMENT'S DISCUSSION AND ANALYSIS

        Astronics Corporation, through its subsidiaries Luminescent Systems Inc. and Luminescent Systems- Canada Inc., designs and manufacturers lighting components, subsystems and systems for aircraft. We serve the three primary markets for aircraft which are the military, commercial transport and the business jet markets. Astronics products address all lighting needs for an aircraft, to include the cockpit, cabin and exterior, making the Company unique in our ability to serve our customers. In 2003, net sales to the military accounted for 52% of total sales. Net sales to the commercial transport market and the business jet market were 20% and 25%, respectively. The military market has dominated sales in the last few years as the build rates for commercial transports and business jets were impacted by the economy and the decrease in demand for air travel.

        Astronics' growth is dependent, amongst other things, upon our ability to be designed into new aircraft and the rate at which new aircraft are built. Once designed into a new aircraft, the spare parts business is typically retained by the Company. Astronics' strategy is to increase the amount of content on aircraft platforms, evolving the Company from our historic role of a components supplier to a turn key provider of complete lighting systems. In 2003, Astronics was successful in winning several design and qualification projects for military and commercial applications. As we execute our strategy, our product offering becomes more complex and development costs increase. The year 2004 will be primarily focused on design and qualification to meet the requirements of the contracts awarded in 2002 and 2003, while production of many of these programs is not expected to measurably impact revenue until 2005 and beyond.

        We anticipate that with a sustained economic recovery, new aircraft build rates will increase over the next several years providing increased opportunities to grow revenue and profits. Provided that the global economy maintains its strength, we believe that the build rate for new business and commercial transport aircraft has bottomed out. We expect that the military market will continue to offer opportunities for us to increase the value of the content that we provide on a growing base of aircraft platforms.

        In 2003, in keeping with our strategy, we spun off our subsidiary MOD-PAC CORP. We also discontinued our Electro Luminescent Lamp business which was focused on consumer electronics. The details of these discontinued operations are discussed later in this report.

RESULTS OF OPERATIONS NET SALES

        Net sales for 2003 decreased by $9.7 million to $33.2 million, down from $42.9 million in 2002, a decrease of 22.6%. The decrease in net sales is the result of the culmination in early 2003 of the Company's F-16 night vision retrofit program which accounted for sales of $.7 million in 2003 and $10.1 million in 2002. In the first quarter of 2003, the Company concluded the program that began in 1999 to retrofit over 1,000 F-16 aircraft operated by the U.S. Air Force to be night vision goggle compatible. Excluding the F-16 program from both periods, net sales in 2003 were $32.5 million, relatively flat when compared with $32.8 million in 2002.

        Net sales for 2002 decreased by $9.7 million to $42.9 million from $52.6 million in 2001, a decrease of 18.4%. The decrease in net sales is a result of a $10.0 million decrease in net sales from the F-16 retrofit program. Revenue from that program was $10.1 million in 2002 compared with $20.1 in 2001.

        Over 60% of the Company's revenue is dependent on new aircraft construction. As a result, the Company's revenues are influenced by increases and decreases in new aircraft production. Revenues are also impacted by the Company's success in introducing new products, it's success in competing for new programs and federal governmental appropriations for aerospace programs.

EXPENSES

        Cost of sales as a percentage of net sales increased eight percentage points to 79.7% in 2003 from 71.5% in 2002. Spending for engineering, research and development increased by $.9 million to $3.6 million in 2003 as compared with $2.7 million in 2002. This increase in spending was due to the Company's pursuit of external lighting, cabin lighting and higher value added cockpit lighting opportunities. It is our intention to continue investing in capabilities and technologies as needed that allow us to execute our strategy to increase the ship set content and value we provide on aircraft in all markets we serve. We expect spending on these activities to continue at, or slightly above, the 2003 rate, but will largely be driven by opportunities that the market presents. In addition to the increased engineering, research and developmental spending, the decrease in net sales means that our fixed manufacturing costs represent a greater percentage of sales. Direct labor as a percentage of sales increased by two percentage points as a result of product mix changes.

        Cost of goods sold, as a percentage of net sales, declined .2 percentage points to 71.5% in 2002 from 71.7% in 2001 as a result of production efficiencies. Higher labor as a percent of net sales was offset by reductions in material cost and usage.

        Selling, general and administrative expenses decreased $.1 million to $5.5 million in 2003 from $5.6 million in 2002 primarily as a result of a decrease in the bad debt provision of $.3 million as compared with 2002 which was offset by an increase in the loss from foreign currency exchange of $.3 million to $.3 million in 2003.

        Selling, general and administrative expenses increased $.1 million to $5.6 million in 2002 from $5.5 million in 2001. An increase in the bad debt provision of $.2 million and costs related to the spin-off of MOD-PAC CORP. of $.2 million were largely offset by employee cost reductions of $.4 million.

INCOME FROM CONTINUING OPERATIONS BEFORE TAXES

        Income from Continuing Operations Before Taxes in 2003 decreased to $1.0 million from $6.4 million in 2002, a decrease of $5.4 million or 84%. This decrease is a result of the decline in net sales and increase in engineering, research and development spending.

        Income from Continuing Operations Before Taxes in 2002 decreased to $6.4 million, a decrease of $2.4 million, or 27.3%, from 2001's $8.8 million. This decrease was mainly a result of the 18.4% decrease in net sales.

INCOME TAXES

        The effective tax rate was 25.5% in 2003, 11.4 percentage points lower than the effective tax rate of 36.9% in 2002. The decrease is primarily due to recognition of research and development tax credits from prior years. We expect our effective tax rate for future years to be closer to the statutory rates in effect at those times.

        The effective tax rate was 36.9% in 2002, 3.3 percentage points higher than the effective tax rate of 33.6% in 2001 because of lower research and development tax credits in 2002 compared with 2001. Additionally, income taxes on our Canadian operations are assessed at a slightly higher rate than we incur in our U.S. operations. In 2002, our Canadian operations contributed 12.5% of our income before tax compared with 6.2% in 2001.

CONTRACTUAL OBLIGATIONS (in thousands)	Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-Term Debt	$13,378	$896	$1,793	$1,795	$8,894
Operating Leases	1,178	383	712	83	-
Unconditional Purchase Obligations	3,000	2,400	600	-	-
Pension and Other Post Retirement Obligations	5,247	177	354	283	4,433
Total Contractual Obligations	$22,803	$3,856	$3,459	$2,161	$13,327

NOTES TO CONTRACTUAL OBLIGATIONS TABLE

Long Term Debt - see Note 3 to the Consolidated Financial Statements.

Operating Leases - Operating lease obligations are primarily related to equipment leased by our discontinued Electroluminescent Lamp Business Group and facility leases for our Canadian operations. The equipment lease payments are comprised of monthly payments plus an estimate for a remarketing fee to be determined at the end of each lease. Included in the obligation payment schedule is an assumption that the Company will incur the maximum remarketing fee allowed under the agreement. In 2002, the estimated remaining costs for this leased equipment was accrued when the decision was made to discontinue the Electroluminescent Lamp Business Group and is included in the Balance Sheet as liabilities of discontinued operations.

Unconditional Purchase Obligations - are comprised of the Company's commitments for goods and services and capital equipment in the normal course of business.

Pension and Other Post Retirement Obligations - are comprised of the Company's Supplemental Retirement Plan and related Post Retirement Obligations, see Note 8 to the Consolidated Financial Statements.

LIQUIDITY

        Cash flow from operating activities was $2.1 million in 2003 compared with $5.6 million in 2002. The decrease of $3.5 million is mainly a result of a decrease in income from continuing operations of $3.2 million to $.8 million in 2003 from $4.0 million in 2002.

        Cash flow from operating activities in 2002 was $5.6 million compared with $9.6 million in 2001. This decrease of $4.0 million was attributable, in part, to the $1.8 million decrease in income from continuing operations in 2002 compared to 2001. Most of the remaining $2.2 million of the $4.0 million decrease was attributable to the relative net change in working capital components in 2002 compared with 2001. The net change in working capital components was a decrease of $.2 million compared with a decrease of $2.3 million in 2001.

        Cash used in investing activities was $.7 million in 2003 and 2002. Cash used in investing activities in 2002 was $.7 million compared with $1.0 million in 2001.

        Pursuant to the March 14, 2003 spin off of it's wholly owned subsidiary, MOD-PAC CORP., the Company received a one-time dividend that resulted in net cash proceeds totaling $4.8 million.

        The Company's cash flow's from operations are primarily dependent on its net sales, profit margins and the timing of collections of receivables and payments to suppliers. Net sales are influenced significantly by the build rates of new aircraft, which amongst other things is subject to general economic conditions, federal government appropriations and airline passenger travel. Over time, net sales will also be impacted by the Company's success in executing its strategy to increase ship set content. A significant change in new aircraft build rates could be expected to impact the company's profits and cash flow.

        The Company's cash needs for capital equipment purchases for the years 2003, 2002 and 2001 ranged between $.8 million and $.4 million. Our expectation for 2004 is that capital equipment expenditures will continue in this range.

        The Company's cash needs for debt service for 2004 are not expected to change significantly from 2003 levels. At December 31, 2003 the Company had cash and cash equivalents of $11.8 million in addition to an $8 million line of credit facility. The line of credit facility is renewed annually. The Company's cash needs for working capital, capital equipment expenditure and debt service during 2004 and the foreseeable future are expected to be met by cash flows from operations and its current cash balance.

DISCONTINUED OPERATIONS

        On September 26, 2002, the Company announced the spin-off of it's wholly owned subsidiary MOD-PAC CORP., which operated the Printing and Packaging business segment. That transaction was effective March 14, 2003. As such, the net assets and equity of MOD-PAC CORP. were removed from the balance sheet of Astronics resulting in a reduction of the Company's retained earnings and related net assets of $21.0 million. In December of 2002, the Company announced the discontinuance of its Electroluminescent Lamp Business Group, whose business had involved sales of micro-encapsulated electroluminescent lamps to customers in the consumer electronics industry. The operations of MOD-PAC CORP., through the spin-off date, and the operations of the Electroluminescent Lamp Business Group have been reported as discontinued operations in the financial statements of the Company. During 2003, income from discontinued operations attributable to MOD-PAC CORP. was $.4 million, and the Electroluminescent Lamp Business Group had a loss of $.04 million. The business activity for the Electroluminescent Lamp Business Group was concluded during 2003. Remaining obligations include minimum lease payments totaling $564,000 for production equipment operating leases (see contractual obligations table above). The minimum lease payments were recorded in 2002 and were included in the recorded loss of $.7 million from the discontinued operation. The net effect on future earnings as a result of discontinued operations is not expected to be significant. See Note 2 in Notes to Consolidated Financial Statements.

ACCOUNTING POLICIES, ESTIMATES AND ASSUMPTIONS

        The preparation of the Company's financial statements requires management to make estimates, assumptions and judgments that affect the amounts reported. These estimates, assumptions and judgments are affected by management's application of accounting policies, which are discussed in Note 1 to the Consolidated Financial Statements.

        The Company's critical accounting policies, estimates and assumptions relate to inventory valuation, allowance for doubtful accounts receivable, deferred income tax assets, goodwill impairment review and pension assumptions.

        The Company records valuation reserves to provide for slow moving or obsolete inventory or to reduce inventory to the lower of cost or market value. In determining the appropriate reserve, Management considers overall inventory levels in relation to forecasted demands. At December 31, 2003 the Company's reserve for inventory valuation was $534 thousand, or 9% of gross inventory, an increase of $152 thousand from $382 thousand at December 31, 2002 which represented 6% of gross inventories.

        The Company records a valuation allowance to account for potentially uncollectible accounts receivable. The allowance is determined based on Management's knowledge of the business and specific customers and review and analysis of accounts receivable agings. At December 31, 2003, the Company's allowance for doubtful accounts was $333 thousand, or 7% of gross accounts receivable. At December 31, 2002, the Company's allowance for doubtful accounts was $397 thousand, or 8% of gross accounts receivable.

        As of December 31, 2003, the Company had a net deferred tax asset of $1.2 million. These assets relate principally to liabilities or asset valuation reserves that result in timing difference between generally acceptable accounting principles recognition and treatment for income tax purposes. Based on current projections a valuation allowance is not required.

        The Company's goodwill is the result of the excess of purchase price over net assets acquired from acquisitions. The Company adopted the provisions of Statement of Financial Accounting Standards Board (SFAS) No. 142, "Goodwill and Other Intangible Assets" on January 1, 2002. Under SFAS 142 goodwill is no longer amortized, but is reviewed for impairment at least annually. As of December 31, 2003 the Company had $2.4 million of goodwill. The process of evaluating the Company's goodwill for impairment is subjective and requires significant estimates. These estimates include judgments about future cash flows as well as the Company's cost of capital that was used to discount projected cash flows. Based on the discounted present values, management has concluded that there is no impairment of the Company's goodwill.

        The Company maintains a supplemental retirement plan for certain executives. The accounting for this plan is based in part on certain assumptions that may be highly uncertain and may have a material impact on the financial statements if different reasonable assumptions had been used. The assumptions for increases in compensation and the discount rate for determining the cost recognized in 2003 were 5% and 6.5%. The discount rate used for the projected benefit obligation as of December 31, 2003 was 6.0%. The assumption for compensation increases takes a long-term view of inflation and performance based salary adjustments based on the Company's approach to executive compensation. For determining the discount rate the Company considers long-term interest rates for high-grade corporate bonds.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

        The Company has limited exposure to fluctuation in Canadian currency exchange rates to the U.S. dollar. Nearly all of the Company's consolidated sales, expenses and cash flows are transacted in U.S. dollars. Net assets held in, or measured in, Canadian dollars amounted to $1.3 million at December 31, 2003. Annual expenses of approximately $3.5 million are denominated in Canadian dollars. A 10% change in the value of the U.S. dollar versus the Canadian dollar would impact net income by approximately $250 thousand. Risk due to fluctuation in interest rates is a function of the Company's floating rate debt obligations, which total approximately $13.4 million at December 31, 2003. To offset this exposure, the Company entered into an interest rate swap on its New York Industrial Revenue Bond through 2005, which effectively fixes the rate at 4.09% on this $5.6 million obligation. As a result, a change of 1% in interest rates would impact annual net income by less than $50 thousand.

DIVIDENDS

        In the fourth quarter of 2001, the Company made a 25% stock distribution. Management believes that it should retain the capital generated from operating activities for investment in advancing technologies, acquisitions and debt retirement. Accordingly, there are no plans to institute a cash dividend program.

BACKLOG

        At December 31, 2003, the Company's backlog was $18.7 million compared with $17.2 million at December 31, 2002.

RELATED PARTY TRANSACTIONS

        See Notes 2 and 4 of the Consolidated Financial Statements.

REPORT OF INDEPENDENT AUDITORS

ERNST & YOUNG LLP

To the Shareholders and Board of Directors of Astronics Corporation

        We have audited the accompanying consolidated balance sheets of Astronics Corporation as of December 31, 2003 and 2002, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

        In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Astronics Corporation at December 31, 2003 and 2002 and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States.

        As discussed in Note 1 to the consolidated financial statements, effective January 1, 2002, the Company adopted the provisions of Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets.

/s/ Ernst & Young LLP

Buffalo, New York
January 23, 2004

MANAGEMENT'S STATEMENT OF RESPONSIBILTY

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

/s/ Peter J. Gundermann	/s/ David C. Burney
Peter J. Gundermann	David C. Burney
President and Chief Executive Officer	Vice President and Chief Financial Officer

CONSOLIDATED STATEMENT OF INCOME (in thousands, except per share data)	Year ended December 31,
	2003	2002	2001

Net Sales	$33,182	$42,940	$52,591
Cost and Expenses
Cost of products sold	26,439	30,691	37,718
Selling, general and administrative expenses	5,494	5,611	5,539
Interest expense, net of interest income of
$190, $245 and $199	200	223	496
Loss on sale of assets	-	-	73
	32,133	36,525	43,826

Income from Continuing Operations Before Income Taxes	1,049	6,415	8,765
Provision for Income taxes	267	2,368	2,944
Income from Continuing Operations	782	4,047	5,821
Income from Discontinued Operations	331	506	677
Net Income	$1,113	$4,553	$6,498

Basic Earnings per Share
Continuing Operations	$.10	$.51	$.72
Discontinued Operations	.04	.06	.09
Net Income	$.14	$.57	$.81

Diluted Earnings per Share
Continuing Operations	$.10	$.49	$.70
Discontinued Operations	.04	.06	.08
Net Income	$.14	$.55	$.78

See notes to financial statements.

CONSOLIDATED BALANCE SHEET
	December 31,
(in thousands, except per share data)	2003	2002
ASSETS
Current Assets
Cash and Cash Equivalents	$11,808	$7,722
Due from MOD-PAC CORP	–	4,751
Accounts Receivable, Net of Allowance for Doubtful
Accounts of $333 in 2003 and $397 in 2002	4,383	4,745
Inventories	5,707	6,139
Prepaid Expenses	702	268
Prepaid Income Taxes	676	166
Total Current Assets	23,276	23,791

Property, Plant and Equipment, at Cost
Land	1,143	1,143
Buildings and Improvements	12,007	12,007
Machinery and Equipment	11,185	10,624
	24,335	23,774
Less Accumulated Depreciation and Amortization	9,216	8,111
Net Property, Plant and Equipment	15,119	15,663

Net Long-term Assets of Discontinued Operations	–	20,742
Deferred Income Taxes	1,165	1,255
Goodwill	2,444	2,135
Other Assets	3,470	3,763
Total Assets	$45,474	$67,349

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
Current Maturities of Long-term Debt	$896	$873
Net Current Liabilities of Discontinued Operations	155	1,034
Accounts Payable	1,617	1,939
Accrued Payroll and Employee Benefits	1,278	1,565
Other Accrued Expenses	563	630
Total Current Liabilities	4,509	6,041

Long-term Debt	12,482	13,110
Supplemental Retirement Plan	4,718	4,823
Other Liabilities	428	436
Net Long-term Liabilities of Discontinued Operations	397	–
Shareholders' Equity
Common Stock, $.01 par value - Authorized 10,000,000 Shares,
issued 6,483,128 in 2003; 6,441,445 in 2002	65	64
Class B Stock, $.01 par value - Authorized 5,000,000 Shares, issued
2,042,926 in 2003; 2,131,898 in 2002	20	21
Additional Paid-in Capital	3,269	3,790
Accumulated Other Comprehensive Income (Loss)	365	(545)
Retained Earnings	22,940	42,831
	26,659	46,161
Less Treasury Stock: 784,250 Shares in 2003; 703,295 Shares in 2002	3,719	3,222
Total Shareholders' Equity	22,940	42,939
Total Liabilities and Shareholders' Equity	$45,474	$67,349
See notes to financial statements.

CONSOLIDATED STATEMENT OF CASH FLOWS
	Year ended December 31,
(in thousands)	2003	2002	2001
Cash Flows from Operating Activities
Net Income from Continuing Operations	$782	$4,047	$5,821
Adjustments to Reconcile Income from Continuing Operations
to Net Cash provided by Operating Activities:
Depreciation and Amortization	1,212	1,269	1,441
Provision for Doubtful Accounts	(78)	246	43
Deferred Taxes (Benefit) Provision	175	(221)	(248)
Loss on Disposal of Assets	–	–	73
Cash Flows from Changes in Operating Assets and Liabilities,
Net of the Effect of Acquired or Sold Business:
Accounts Receivable	696	1,808	2,529
Inventories	671	(30)	705
Prepaid Expenses	(427)	(72)	28
Accounts Payable	(400)	(1,346)	(1,198)
Accrued Expenses	(383)	(216)	202
Income Taxes	(429)	(42)	(82)
Supplemental Retirement Plan and Other Liabilities	307	159	276
Net Cash provided by Operating Activities	2,126	5,602	9,590

Cash Flows from Investing Activities
Proceeds from Sale of Assets	–	–	25
Change in Other Assets	(284)	(316)	(211)
Capital Expenditures	(420)	(397)	(838)
Net Cash used by Investing Activities	(704)	(713)	(1,024)

Cash Flows from Financing Activities
Proceeds from Spin-off of MOD-PAC CORP.	4,751	_	_
New Long-term Debt	–	–	150
Principal Payments on Long-term Debt	(879)	(2,535)	(2,056)
Unexpended Industrial Revenue Bond Proceeds	–	82	1,057
Proceeds from Issuance of Stock	35	80	428
Fractional Shares Paid on Stock Distribution	–	–	(12)
Purchase and Retirement of Stock	(606)	–	–
Purchase of Stock for Treasury	(497)	(2,089)	(461)
Net Cash provided by (used in) Financing Activities	2,804	(4,462)	(894)

Effect of Exchange Rates on Cash	64	(9)	–
Cash provided by Continuing Operations	4,290	418	7,672
Cash (used in) provided by Discontinued Operations	(204)	(1,872)	1,459

Cash and Cash Equivalents at Beginning of Year	7,722	9,176	45
Cash and Cash Equivalents at End of Year	$11,808	$7,722	$9,176

Disclosure of Cash Payments for:
Interest - Continuing Operations	$404	$470	$762
Income taxes - Continuing Operations	840	1,775	2,109
Interest - Discontinued Operations	9	12	25
Income taxes - Discontinued Operations	185	1,052	1,099

See notes to financial statements.

CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY
(dollars and shares in thousands)

	Common Stock		Class B Stock		Treasury Stock
								Accumulated
	Shares	Par	Shares	Par			Paid-In	Other	Retained	Comprehensive
	Issued	Value	Issued	Value	Shares	Cost	Capital	Comprehensive	Earnings	Income
								Income (Loss)
Balance at December 31, 2000	5,434	$54	1,191	$12	318	$792	$3,100	$7	$31,809

Net Income for 2001									6,498	$6,498
Currency Translation Adjustments								(17)		(17)
Mark to Market Adjustments for Derivatives
(net of income taxes of $28)								45		45
Total Comprehensive Income										$6,526
Stock Distribution			1,699	17	84				(29)
Treasury Stock Sold					(28)	(93)	137
Treasury Stock Purchased					41	461
Exercise of Stock Options	159	2	16				196
Class B Stock converted to Common Stock	382	4	(382)	(4)
Balance at December 31, 2001	5,975	$60	2,524	$25	415	$1,160	$3,433	$35	$38,278

Net Income for 2002									4,553	$4,553
Minimum Pension Liability Adjustment
(net of income taxes of $127)								(207)		(207)
Currency Translation Adjustments								(44)		(44)
Mark to Market Adjustments for Derivatives
(net of income taxes of $201)								(329)		(329)
Total Comprehensive Income										$3,973
Treasury Stock Sold					(6)	(27)	17
Treasury Stock Purchased					294	2,089
Exercise of Stock Options	54	–	20	–			340
Class B Stock converted to Common Stock	412	4	(412)	(4)
Balance at December 31, 2002	6,441	$64	2,132	$21	703	$3,222	$3,790	$(545)	$42,831

Net Income for 2003									1,113	$1,113
Minimum Pension Liability Adjustment
(net of income taxes of $127)								207		207
Currency Translation Adjustments								573		573
Mark to Market Adjustments for Derivatives
(net of income taxes of $44)								66		66
Total Comprehensive Income										$1,959
Common Stock Purchased and Retired	(98)	(1)					(606)
Treasury Stock Purchased					81	497
Exercise of Stock Options including
income tax benefit of $50	38	1	13	–			85
Class B Stock converted to Common Stock	102	1	(102)	(1)
Spin-off of MOD-PAC CORP.								64	(21,004)
Balance at December 31, 2003	6,483	$65	2,043	$20	784	$3,719	$3,269	$365	$22,940

See notes to financial statements.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

NOTE 1
SUMMARY OF SIGNIFICANT ACCOUNTING
PRINCIPLES AND PRACTICES

Description of the Business

        Astronics Corporation, through its subsidiaries Luminescent Systems, Inc. and Luminescent Systems-Canada Inc., designs and manufacturers lighting components, subsystems and systems for aircraft. We serve the three primary markets for aircraft which are the military, commercial transport and the business jet markets.

Principles of Consolidation

        The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, except for MOD-PAC CORP., which is presented with discontinued operations through its spin-off date of March 14, 2003. All intercompany transactions and balances have been eliminated.

Revenue and Expense Recognition

        Revenue is recognized on the accrual basis, i.e., at the time of shipment of goods. There are no significant contracts allowing for right of return. A trade receivable is recorded at the value of the sale. The Company performs periodic credit evaluations of its customers' financial condition and generally does not require collateral. Amounts not collected from customers within 120 days of the due date of the invoice are credited to the allowance for doubtful accounts. After collection efforts have been exhausted, uncollected balances are charged off to the allowance. Shipping and handling costs are expensed as incurred and are included in costs of products sold.

Stock Based Compensation

        The Company accounts for its stock-based awards using the intrinsic value method in accordance with Accounting Principles Board Opinion No. 25 and its related interpretations.

        The measurement prescribed by APB Opinion No. 25 does not recognize compensation expense if the exercise price of the stock option equals the market price of the underlying stock on the date of grant and the number of stock options granted is fixed. Accordingly, no compensation expense related to stock options has been recorded in the financial statements.

        The following table provides pro forma earnings information as if the Company recorded compensation expense based on the fair value of stock options:

(in thousands)
	2003	2002	2001
Income from Continuing Operations,
as reported	$782	$4,047	$5,821
Adjustment to record compensation
expense for Stock Option
Awards under the Fair Value
Method of Accounting	(446)	(273)	(250)
Pro Forma Income from Continuing
Operations	$336	$3,774	$5,571
Net Income, as reported	$1,113	$4,553	$6,498
Adjustment to record compensation
expense for Stock Option
Awards under the Fair Value
Method of Accounting	(225)	(363)	(322)
Pro Forma Net Income	$888	$4,190	$6,176
Pro Forma Basic Earnings Per Share
Continuing Operations	$.04	$.47	$.69
Net Income	$.11	$.52	$.77
Pro Forma Diluted Earnings Per
Share Continuing Operations	$.04	$.46	$.67
Net Income	$.11	$.51	$.74

Cash and Cash Equivalents

        All highly liquid instruments with a maturity of three months or less at the time of purchase are considered cash equivalents.

Inventories

        Inventories are stated at the lower of cost or market, cost being determined in accordance with the first-in, first-out method. Inventories at December 31 are as follows:

(in thousands)
	2003	2002
Finished Goods	$501	$640
Work in Progress	1,166	1,011
Raw Material	4,040	4,488
	$5,707	$6,139

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

        Depreciation expense was $1,055,000, $1,039,000 and $1,008,000 in 2003, 2002 and 2001, respectively.

Goodwill

        On January 1, 2002, the Company adopted the provisions of Statements of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets" and (SFAS) No. 141, "Business Combinations." The Company ceased amortizing goodwill on that date. No reclassification of identifiable intangible assets apart from goodwill was necessary as a result of the adoption of these standards. Prior to the adoption of SFAS No. 142, the Company amortized goodwill on a straight-line basis over periods up to 15 years. The Company tests goodwill at the reporting unit level on an annual basis or more frequently if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. The impairment test consists of comparing the fair value of a reporting unit with its carrying amount including goodwill, and, if the carrying amount of the reporting unit exceeds its fair value, comparing the implied fair value of goodwill with its carrying amount. An impairment loss would be recognized for the carrying amount of goodwill in excess of its implied fair value. Goodwill amortization in 2001 was $156,000.

Income Taxes

        The Company recognizes deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial reporting and tax basis of assets and liabilities. Deferred tax assets are reduced, if deemed necessary, by a valuation allowance for the amount of tax benefits which are not expected to be realized.

Earnings per Share

        Earnings per share computations are based upon the following table:

(in thousands, except per share data)

	2003	2002	2001
Income from continuing operations	$782	$4,047	$5,821
Income from discontinued
operations	331	506	677
Net Income	$1,113	$4,553	$6,498
Basic earnings per share
weighted average shares	7,761	8,033	8,052
Net effect of dilutive stock options	54	175	294
Diluted earnings per share
weighted average shares	7,815	8,208	8,346
Basic earnings per share
continuing operations	$.10	$.51	$.72
Discontinued operations	.04	.06	.09
Net Income	$.14	$.57	$.81
Diluted earnings per share
continuing operations	$.10	$.49	$.70
Discontinued operations	.04	.06	.08
Net Income	$.14	$.55	$.78

Class B Stock

        Class B Stock is identical to Common Stock, except Class B Stock has ten votes per share, is automatically converted to Common Stock when sold or transferred, and cannot receive dividends unless an equal or greater amount is declared on Common Stock. At December 31, 2003, approximately 3,000,000 shares of common stock were reserved for issuance upon conversion of the Class B stock and exercise of stock options.

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

Derivatives

        The Company records all derivatives on the balance sheet at fair value. The accounting for changes in the fair value of derivative depends on the intended use and resulting designation. The Company designates its derivatives based upon the criteria established by SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". The Company only has derivatives designated as cash flow hedges at December 31, 2003 and 2002. For a derivative designated as a cash flow hedge, the effective portion of the derivative's gain or loss is initially reported as a component of other comprehensive income ("OCI") and subsequently reclassified into earnings when the hedged exposure affects earnings. The ineffective portions of all derivatives are recognized immediately into earnings. For a derivative not designated as a hedging instrument, the gain or loss is recognized in earnings in the period of change. The Company classifies the cash flows from hedging transactions in the same category as the cash flows from the respective hedged items.

Comprehensive Income

        Comprehensive income (loss) for the corporation consists primarily of net earnings and the after-tax impact of: currency translation adjustments, mark to market adjustment for derivatives and minimum pension liability adjustments. Income taxes related to components of other comprehensive income are generally recorded based on an effective tax rate of 36%.

        The accumulated balances of the components of other comprehensive income at December 31, 2003 are as follows: currency translation adjustments $519 thousand; mark to market adjustment for derivatives $(154) thousand.

NOTE 2
DISCONTINUED OPERATIONS

        On September 26, 2002, Astronics announced the spin-off of its wholly owned subsidiary MOD-PAC CORP., which operated the Printing and Packaging segment. The spin-off was completed on March 14, 2003, at such time the net assets and equity of MOD-PAC CORP. was removed from the balance sheet of the Company resulting in a reduction of the Company's equity, primarily retained earnings and related net assets of approximately $21 million. The net assets and equity of MOD-PAC CORP. were reduced by a $7.0 million dividend to the Company. No gain or loss was recorded in connection with the spin-off of MOD-PAC CORP.

        In December 2002, Astronics announced the discontinuance of the Electroluminescent Lamp Business Group, whose primary business has involved sales of microencapsulated EL lamps to customers in the consumer electronics industry. As a result of the discontinuance of the Electroluminescent Lamp Business Group, Astronics recorded estimated losses on disposition and other exit-related costs as losses on discontinued operations in the quarter ending December 31, 2002, of $700,000 after applicable income tax benefit. This charge consists mostly of severance, inventory, and equipment-related expenses.

        The consolidated financial statements and related notes for all periods presented have been restated to reflect the Printing and Packaging segment and the Electroluminescent Lamp Business Group as discontinued operations.

        Operating results of discontinued operations are summarized:

(in thousands)	2003	2002	2001
Net Sales	$8,222	$32,763	$32,786
Income Before Taxes	522	725	1,186
Income Tax Expense	191	219	509
Income from Discontinued
Operations	$331	$506	$677

        The Company and MOD-PAC CORP. entered into a Tax Sharing Agreement, which governs the Company's and MOD-PAC's respective rights, responsibilities and obligations after the Distribution with respect to taxes for the periods ending on or before Distribution. Generally, pre-Distribution taxes that are clearly attributable to the business of one party will be borne solely by that party, and other pre-Distribution taxes will be shared by the parties based upon a formula set forth in the Tax Sharing Agreement. In addition, under the Tax Sharing Agreement, liability for taxes that are incurred as a result of the restructuring activities undertaken to implement the Distribution will be borne 60% by Astronics and 40% by MOD-PAC CORP. If the Distribution fails to qualify as a tax-free distribution under Section 355 of the Internal Revenue Code because of an acquisition of our stock or assets, or some other action of ours, then the Company will be solely liable for any resulting corporate taxes.

        The Company and MOD-PAC CORP. entered into an Interim Services Agreement, whereby Astronics will provide MOD-PAC, on an interim, transitional basis, payroll processing, general ledger preparation, financial reporting, training, shareholder relations, risk management and benefits administration services. The agreed upon charges for such services are generally intended to allow Astronics to fully recover the allocated direct costs of providing the services, plus all out-of-pocket costs and expenses, without profit, and will be allocated between MOD-PAC and Astronics, on a fifty-fifty basis. Amounts received from MOD-PAC for such services for the period after the distribution date through December 31, 2003, was $506,000.

NOTE 3
LONG-TERM DEBT

Long-term debt consists of the following:

(in thousands)	2003	2002
Note Payable at Canadian Prime
payable $11 monthly through 2016
with interest (Canadian prime was
4.5% at December 31, 2003)	$1,614	$1,457

Industrial Revenue Bonds
issued through the Erie County,
New York Industrial Development
Agency payable $350 annually
through 2019 with interest
reset weekly
(1.35% at December 31, 2003)	5,600	5,950
Industrial Revenue Bonds
issued through the Business Finance
Authority of the State of New Hampshire
payable $400 annually through 2018
with interest reset weekly
(1.35% at December 31, 2003)	6,050	6,450
Other	114	126
	13,378	13,983
Less current maturities	896	873
	$12,482	$13,110

        The Industrial Revenue Bonds are held by institutional investors and are guaranteed by a bank letter of credit, which is collateralized by certain property, plant and equipment assets, the carrying value of which approximates the principal balance on the bonds. The Company has a revolving line of credit that is unsecured and provides for borrowing up to $8,000,000; interest is at bank prime or LIBOR plus 175 basis points. The line is available through June 30, 2004 and may be converted into a four-year term loan. The revolving line of credit, among other requirements, imposes certain covenants with which the Company maintains compliance.

        Principal maturities of long-term debt (excluding the revolving line of credit) over the next five years are as follows: $896,000, $896,000, $897,000, $897,000 and $898,000.

        No interest costs were capitalized in 2003, 2002 and 2001.

        To offset risks due to fluctuation in interest rates, the Company entered into an interest rate swap on the New York Industrial Revenue Bond through December 2005 which effectively fixes the interest rate at 4.09%. The fair value, based on spot prices of similar contracts, of this derivative instrument which is designated as a cash flow hedge, was a net liability of $244,000 and $354,000 at December 31, 2003 and 2002 .

NOTE 4
RELATED PARTY TRANSACTIONS

Through March 14, 2003, the spin-off date, and during the two years ended December 31, 2002 and 2001, MOD-PAC CORP., an Astronics subsidiary, performed printing and order fulfillment services for VistaPrint Corporation, resulting in net sales of $2,206,000, $6,198,000 and $3,220,000 respectively. VistaPrint owed MOD-PAC CORP. $927,000 at December 31, 2002 related to services. Robert S. Keane, the son of Kevin T. Keane, is a shareholder in and the chief executive officer of VistaPrint Corporation. In addition, Kevin T. Keane is a shareholder in VistaPrint Corporation holding less than 5% of its capital stock.

NOTE 5
STOCK OPTION AND PURCHASE PLANS

        A summary of the Company's stock option activity, excluding MOD-PAC employees, and related information for the years ended December 31 follows:

	2003		2002		2001
		Weighted		Weighted		Weighted
		Average		Average		Average
		Exercise		Exercise		Exercise
	Options	Price	Options	Price	Options	Price
Outstanding at the Beginning of the Year	392,703	$6.79	404,217	$5.47	476,834	$4.08
Options Granted	98,700	$6.60	45,200	$12.12	46,500	$16.15
Adjustments to Maintain Intrinsic Value as a result of
MOD-PAC' s Spin-off and Stock Distributions	105,177	$(1.43)	–	–	77,784	$(1.37)
Options Exercised	(50,899)	$1.30	(56,714)	$1.64	(176,067)	$1.76
Options Forfeited	(6,750)	$8.79	–	–	(20,834)	$8.49
Outstanding at the End of the Year	538,931	$5.88	392,703	$6.79	404,217	$5.47

Exercisable at December 31	292,982	$4.85	283,702	$4.92	293,895	$3.98

        Exercise prices for options outstanding as of December 31, 2003 range from $0.85 to $13.49. The options outstanding include 113,222 options at a range of $0.85 to $3.39, 334,608 options at a range of $4.59 to $7.65, and 91,101 options at a range of $10.10 to $13.49. The weighted average remaining contractual life of these options is 4.7 years.

        The Company established Incentive Stock Option Plans for the purpose of attracting and retaining executive officers and key employees, and to align management's interest with those of the shareholders. Generally, the options must be exercised within ten years from the grant date and vest ratably over a five-year period. The exercise price for the options is equal to the fair market value at the date of grant. The Company had options outstanding for 338,597 shares under the plans. At December 31, 2003, 819,812 options were available for future grant under the plan established in 2001.

        The Company established the Directors Stock Option Plans for the purpose of attracting and retaining the services of experienced and knowledgeable outside directors, and to align their interest with those of the shareholders. The options must be exercised within ten years from the grant date. The exercise price for the option is equal to the fair market value at the date of grant. The Company had options outstanding for 200,334 shares under the plans at December 31, 2003. At December 31, 2003, 33,602 options were available for future grant under the plan established in 1997.

        The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for 2003; risk-free interest rate of 5.5%; dividend yield of 0%; volatility factor of the expected market price of the Company's common stock of ..350; and a weighted average expected life of the option of 7.0 years. The weighted average fair value of options granted during the year was $3.16.

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

        Astronics established the Employee Stock Purchase Plan to encourage employees to invest in Astronics. The plan provides employees that have been with the company for at least a year the opportunity to invest up to 20% of their cash compensation (up to an annual maximum of $20,000) in Astronics common stock at a price equal to 85% of the fair market value of the Astronics common stock, determined each October 1. Employees are allowed to enroll annually. Employees indicate the number of shares they wish to obtain through the program and their intention to pay for the shares through payroll deductions over the annual cycle of October 1 through September 30. Employees can withdraw anytime during the annual cycle and all money withheld from the employees pay is returned with interest. If an employee remains enrolled in the program, enough money will have been withheld from the employees' pay during the year to pay for all the shares that the employee opted for under the program. At December 31, 2003, employees had subscribed to purchase 38,999 shares at $3.30 per share on September 30, 2004.

NOTE 6
INCOME TAXES

        The provision for income taxes for continuing operations consists of the following:

(in thousands)
	2003	2002	2001
Currently Payable
US Federal	$81	$2,075	$2,810
Foreign	(28)	370	79
State	39	144	303
Deferred	175	(221)	(248)
	$267	$2,368	$2,944

The effective tax rates differ from the statutory federal income tax as follows:
	2003	2002	2001
Statutory Federal Income
Tax Rate	34.0%	34.0%	34.0%
Non-deductible Items, Net	1.4%	.5%	.7%
Foreign Taxes	3.4%	1.4%	.3%
State Income Tax, Net of
Federal Income Tax Benefit	2.5%	.9%	2.3%
Research and Development Credits	(13.0%)	–	(3.0%)
Other	(2.8%)	.1%	(.7%)
	25.5%	36.9%	33.6%

        Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Significant components of the Company's deferred tax liabilities and assets as of December 31, 2003 and 2002 are as follows:

	2003	2002
Long-term Deferred Tax Liabilities:
Tax Depreciation over Book
Depreciation	$1,286	$1,143
Long-term Deferred Assets:
State Investment Tax Credit Carryforwards	299	286
Deferred Compensation	1,449	1,418
Loss Reserves associated with
Discontinued Operations MaxEL
Lamp Product Group	379	395
Other-net	324	299
Total Long-term Deferred Tax Assets	2,451	2,398

Net Long-term Deferred Tax Asset	$1,165	$1,255

        At December 31, 2003, the Company had state investment tax credit carryforwards of $453,000 expiring through 2018. Undistributed earnings of the Company's Canadian subsidiary amounted to approximately $727,000 at December 31, 2003. Those earnings are considered to be indefinitely reinvested and accordingly no provisions for U.S. federal or state income taxes have been provided thereon. Upon distribution of these earnings, the Company would be subject to both U.S. income tax (potentially offset by foreign tax credits) and withholding taxes payable to the foreign country. It is not practicable to estimate the amount of additional tax that might be payable on the foreign earnings.

NOTE 7
PROFIT SHARING/401(k) PLAN

        The Company has a qualified Profit Sharing/401(k) Plan for the benefit of its eligible full-time employees. The Profit Sharing/401(k) Plan provides for annual contributions based on percentages of pre-tax income. In addition, employees may contribute a portion of their salary to the 401(k) plan which is partially matched by the Company. The plan may be amended or terminated at any time. Total charges to income from continuing operations for the plan were $455,000, $582,000 and $743,000 in 2003, 2002 and 2001, respectively.

NOTE 8
SUPPLEMENTAL RETIREMENT PLAN AND
RELATED POST RETIREMENT BENEFITS

        The Company has a non-qualified supplemental retirement defined benefit plan (the "Plan") for certain executives. The Plan provides for benefits based upon average annual compensation and years of service, less offsets for Social Security and Profit Sharing benefits. It is the Company's intent to fund the benefits as they become payable. The following table sets forth the benefit obligation and amounts recognized in the balance sheet as of December 31, 2003 and 2002 along with the net period cost for the years ended 2003, 2002 and 2001. The measurement date for determining the Plan obligation and cost is December 31.

(in thousands)		2003	2002
Change in Benefit Obligation
Benefit Obligation at Beginning of Year		$6,939	$5,763
Service Cost		28	151
Interest Cost		351	399
Actuarial Losses (Gain)		(1,813)	737
Benefits Paid		(109)	(111)
Benefit Obligation at Year-End		$5,396	$6,939

Benefit Obligation at Year-End
Unfunded Benefit Obligation		$5,396	$6,939
Unrecognized Prior Service Costs		(1,334)	(1,443)
Unrecognized Actuarial Loss		(497)	(2,341)
Net Amount Recognized		$3,565	$3,155

Amounts Recognized in Balance Sheet
Accrued Expenses - Current		$110	$109
Supplemental Retirement Plan		4,652	4,823
Intangible Asset		(1,197)	(1,443)
Accumulated Other Comprehensive Loss		–	(334)
Net Amount Recognized		$3,565	$3,155

Net Period Cost	2003	2002	2001
Service Cost - Benefits Earned
During Period	$28	$151	$102
Interest Cost	351	399	289
Amortization of Prior Service Cost	109	109	109
Amortization of Net Actuarial Losses	32	61	8
Net Periodic Cost	$520	$720	$508

Discount Rate	6.0%	6.5%
Future Average
Compensation Increases	5.0%	5.0%

        The benefit obligation represents the actuarial present value of benefits attributed to employee service rendered, assuming future compensation levels are used to measure the obligation. FASB Statement No. 87, "Employers' Accounting for Pensions," requires the Company to recognize a minimum pension liability equal to the actuarial present value of the accumulated benefit obligations. An intangible asset is required and has been recorded to the extent that the excess of the accumulated benefit obligation over the pension cost recognized relates to prior service costs. The accumulated benefit obligation was $4,763,000 and $4,932,000 at December 31, 2003 and 2002, respectively.

        Participants in the non-qualified supplemental retirement plan are entitled to paid medical, dental and long term care insurance benefits upon retirement under the plan. The following table sets forth the benefit obligation and amounts recognized in the balance sheet as of December 31, 2003 and 2002 along with the related service cost for the years then ended.

(in thousands	2003	2002
Change in Accumulated Post Retirement Benefit
Obligation (APBO):
APBO Beginning of Year	$387	$310
Service Cost	3	9
Interest Cost	21	22
Actuarial (Gain) Loss	(91)	59
Benefits Paid	(14)	(13)
APBO at End of Year	306	387

Amount Recognized in Balance Sheet:
APBO	306	387
Unrecognized Prior Service Costs	(226)	(244)
Unrecognized Actuarial Loss	(14)	(108)
Accrued Post Retirement Liability	$66	$35

Net Period Cost:
Service Cost	$3	$9
Interest	21	22
Prior Service Cost	19	17
	$43	$48

        The assumed discount rate used in accounting for the post retirement benefits was 6.0% and 6.5% for December 31, 2003 and 2002. For measurement purposes, a 12% and 15% annual increase in the cost of health care benefits was assumed for 2003 and 2002 respectively, gradually decreasing to 5.0% in 2010 and years thereafter. A one percentage point increase in this rate would increase the post retirement benefit obligation by approximately $35,000 and a one percentage point decrease in this rate would decrease the post retirement benefit obligation by approximately $28,000.

NOTE 9
SELECTED QUARTERLY FINANCIAL
INFORMATION

        The amounts in the table below have been adjusted from amounts reported previously in the Company's 2002 Form 10-Q's for the discontinuance in the fourth quarter of 2002 of the Company's Electroluminescent Lamp Business Group and, for all periods prior to the third quarter of 2002, for the spin-off of MOD-PAC CORP., which was announced on September 26, 2002.

        The quarter ended December 31, 2003, includes $414 thousand of pre-tax adjustments for bonuses and executive compensation that had been accrued through the first three quarters of the year but was reversed in the fourth quarter.

SELECTED QUARTERLY FINANCIAL INFORMATION

(unaudited) (in thousands, except for per share data)
				Quarter ended

	Dec. 31,	Sept. 27,	June 28,	March 29,	Dec. 31,	Sept. 28,	June 29,	March 30,
	2003	2003	2003	2003	2002	2002	2002	2002

Net Sales	$8,327	$7,607	$8,562	$8,686	$8,755	$10,754	$11,963	$11,468
Gross Profit	1,825	1,102	1,828	1,988	2,089	3,167	3,557	3,436
Income (Loss) before Tax	651	(436)	394	440	916	1,588	2,039	1,872
Income (Loss)
Continuing Operations	542	(280)	243	277	605	1,009	1,246	1,187
Discontinued Operations	19	(17)	48	281	(24)	272	89	169
Net Income (Loss)	$561	$(297)	$291	$558	$581	$1,281	$1,335	$1,356
Basic Earnings (Loss) per Share
Continuing Operations	$.07	$(.04)	$.03	$.03	$.08	$.13	$.15	$.15
Discontinued Operations	$.00	$(.00)	$.01	$.04	$(.01)	$.03	$.01	$.02
Net Income (Loss)	$.07	(.04)	$.04	$.07	$.07	$.16	$.16	$.17
Diluted Earnings (Loss) per Share
Continuing Operations	$.07	$(.04)	$.03	$.03	$.08	$.12	$.15	$.14
Discontinued Operations	$.00	$(.00)	$.01	$.04	$(.01)	$.04	$.01	$.02
Net Income (Loss)	$.07	$(.04)	$.04	$.07	$.07	$.16	$.16	$.16

NOTE 10
NET SALES BY GEOGRAPHIC REGION, MAJOR
CUSTOMERS AND CANADIAN OPERATIONS

The following table summarizes the Company's net sales by geographic region.

	2003	2002	2001
North America	$26,955	$36,741	$40,659
Europe	4,187	3,715	4,083
South America	978	1,078	4,712
Other	1,062	1,406	3,137
	$33,182	$42,940	$52,591

        In 2003, 2002 and 2001, approximately 26%, 37% and 46%, respectively of the Company's Net Sales were to the U.S. Air Force.

        Net sales recorded by the Company's Canadian operations were $6.4 million in 2003, $6.6 million in 2002 and $6.2 million in 2001. Net income (loss) from these operations was (173,000) in 2003, $471,000 in 2002 and $344,000 in 2001. Net Assets held outside of the United States total $1,407,000 at December 31, 2003 and $990,000 at December 31, 2002. The exchange gain (loss) included in determining net income for the years ended December 31, 2003, 2002 and 2001 was $(277,000), $17,000 and $27,000 respectively.

NOTE 11
RENTAL EXPENSE AND LEASE COMMITMENTS

        Rental expense for the years ended December 31, 2003, 2002 and 2001 was $192,000, $174,000 and $167,000 respectively. The following table represents future minimum lease payment commitments as of December 31, 2003.

(in thousands)	2004	2005	2006	2007	2008
Minimum Lease
Payments	$217	$273	$83	$45	$38

OFFICERS

Claude Bougie Vice President, Luminescent Systems Canada, Inc.	Claude Bougie has held the position of Vice President and General Manager of Luminescent Systems Canada, Inc. since Astronics acquired the operation in 2000. Mr. Bougie has spent over 10 years with the Canadian operation in various roles. Prior to joining Astronics, he spent 10 years at other companies in the aerospace and electronics industry. Mr. Bougie holds a Commerce Degree specializing in Administration from the University of Quebec.

David C. Burney Vice President, Treasurer, Secretary and Chief Financial Officer	Appointed Chief Financial Officer of Astronics in 2003, David Burney had held the position of Controller of Luminescent Systems, Inc., the primary operating unit of Astronics, since 1996. Prior to Astronics, he held similar positions in other companies. Mr. Burney started his accounting career with Deloitte & Touche. He holds a B.A. in Business Administration from Muskingum College and is a Certified Public Accountant.

Peter J. Gundermann President and Chief Executive Officer	Appointed President and Chief Executive Officer in 2003, Peter Gundermann has held the position of President of Luminescent Systems, Inc., the primary operating unit of Astronics, since 1991 and has been with the Company since 1988. Mr. Gundermann has been a director of Astronics since 2000. He holds a B.A. in Applied Mathematics and Economics from Brown University and earned a M.B.A. from Duke University.

Frank G. Johns, III Vice President, Luminescent Systems, Inc.	Vice President of Luminescent Systems, Inc. since 2001, Frank Johns has held the position of Director of Operations of our New Hampshire operation since 1993. Prior to that he held a variety of marketing and operations positions throughout the Company. Mr. Johns holds a B.A. in Chemistry and Biology from the University of Miami and a M.B.A. with Operations Focus from Plymouth State College.

Kevin T. Keane Chairman	Chairman of Astronics since 1974, Kevin Keane was previously President and Chief Executive Officer. Kevin began his career with Astronics as Executive Vice President in 1970 and remains active in his role as Executive Chairman of the Company. Mr. Keane is also actively involved in the community serving on several boards and volunteering his time with various organizations in the Western New York area. He holds an A.B. in Economics and a M.B.A. from Harvard University.

James S. Kramer Vice President Luminescent Systems, Inc.	Jim Kramer has been a Vice President of Luminescent Systems, Inc. since 1993, and has been with Astronics since 1988. Jim plays a critical role in the Company's technical and strategic management functions and manages many of the Company's most important development efforts and customer relationships. He holds a B.A. in Engineering and Economics from Brown University.

Richard C. Miller Vice President Luminescent Systems Inc.	Rick Miller has been a Vice President of Luminescent Systems, Inc. since 2001, and an employee of the Company for 13 years. Mr. Miller serves as Director of Operations for LSI's East Aurora, NY operation where he manages all manufacturing, materials, MIS and Quality functions. Prior to this, he held a variety of operations positions at Astronics and with many other well known defense companies in the U.S.

BOARD OF DIRECTORS

Robert T. Brady
Chairman of the Board, President and
Chief Executive Officer, Moog, Inc.
Committees: Audit*, Compensation,
Nominating/Governance

John B. Drenning
Partner, Hodgson Russ LLP
Committees: Audit, Compensation*,
Nominating/Governance

Peter J. Gundermann
President and Chief Executive Officer,
Astronics Corporation

Kevin T. Keane
Chairman of the Board,
Astronics Corporation

Robert J. McKenna
President and Chief Executive Officer,
Wenger Corporation
Committees: Audit, Compensation,
Nominating/Governance

* Committee Chair

STOCK PRICES

The table below sets forth the range of prices for the Company's Common Stock, traded on the Nasdaq National Market System, for each quarterly period during the last two years. The approximate number of shareholders of record as of February 26, 2004, was 805 for Common Stock and 870 for Class B Stock.

(in dollars)
2 0 0 3	H I G H	L O W
First	4.82	2.95
Second	4.29	3.01
Third	4.95	3.14
Fourth	6.05	3.75

2 0 0 2	H I G H	L O W
First	13.25	8.75
Second	9.95	7.53
Third	8.55	5.50
Fourth	8.00	5.80

STOCK EXCHANGE LISTING

NASDAQ NM: ATRO

ANNUAL MEETING

Astronics Corporation's 2004 annual meeting of shareholders will be held on April 29, 2004, at 10:00 am at Luminescent Systems, Inc., 130 Commerce Way, East Aurora, New York.

FORM 10-K ANNUAL REPORT

The Company's Annual Report on Form 10-K to the Securities and Exchange Commission provides certain additional information. A copy of this report may be obtained upon written request to Shareholder Relations, Astronics Corporation, 130 Commerce Way, East Aurora, NY 14052 or email to invest@astronics.com.

INVESTOR RELATIONS

Investors, stock brokers, security analysts and others seeking information about Astronics Corporation should contact:

David Burney, Chief Financial Officer, 716-805-1599 or email at invest@astronics.com.

Additional information is available on our web site at: www.astronics.com.

CORPORATE HEADQUARTERS

Astronics Corporation
130 Commerce Way
East Aurora, New York 14052
716-805-1599

E-mail: invest@astronics.com

Web Site: www.astronics.com

COMPANIES OF ASTRONICS

Luminescent Systems, Inc.,
  Lebanon, New Hampshire
  East Aurora, New York
Luminescent Systems Europe B.V. B. A.,
  Brussels, Belgium
Luminescent Systems Canada, Inc.
  Dorval, Quebec, Canada

TRANSFER AGENT

For services such as change of address, replacement of lost certificates, and changes in registered ownership, or for inquiries as to your account, contact:

American Stock Transfer & Trust Co.
59 Maiden Lane
New York, NY 10038
Tel: 800-937-5449
Fax: 718-236-2641
Website: www.amstock.com

ATTORNEYS

Hodgson Russ LLP
Buffalo, New York

INDEPENDENT AUDITORS

Ernst & Young LLP
Buffalo, New York

ASTRONICS CORPORATION, 130 Commerce Way, East Aurora, New York 14052 ¥ 716-805-1599 • www.astronics.com